**FEDERAL PUBLIC SERVICE**
**CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION**
**QUARTERLY FINANCIAL INFORMATION**
**COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY**

**March 31, 2008**

**Accounting Practices
Adopted in Brazil**

REGISTRATION WITH CVM SHOULD NOT BE CONSTRUED AS AN EVALUATION OF THE COMPANY.
COMPANY MANAGEMENT IS RESPONSIBLE FOR THE INFORMATION PROVIDED.

## 01.01 – IDENTIFICATION

| 1 - CVM CODE | 2 - COMPANY NAME | 3 - CNPJ (Corporate Taxpayer's ID) |
|---|---|---|
| **00403-0** | **COMPANHIA SIDERÚRGICA NACIONAL** | **33.042.730/0001-04** |

| 4 - NIRE (Corporate Registry ID) |
|---|
| **33-3.00011595** |

## 01.02 – HEAD OFFICE

| 1 - ADDRESS | | | 2 - DISTRICT | |
|---|---|---|---|---|
| R. SÃO JOSÉ, 20 GR. PARTE 1602 PARTE | | | CENTRO | |

| 3 - ZIP CODE | 4 - CITY | | 5 - STATE | |
|---|---|---|---|---|
| 22010-020 | RIO DE JANEIRO | | RJ | |

| 6 - AREA CODE | 7 - TELEPHONE | 8 - TELEPHONE | 9 - TELEPHONE | 10 - TELEX |
|---|---|---|---|---|
| 21 | 2141-1800 | - | - | |

| 11 - AREA CODE | 12 - FAX | 13 - FAX | 14 – FAX | |
|---|---|---|---|---|
| 21 | 2141-1809 | - | - | |

| 15 - E-MAIL |
|---|
| invrel@csn.com.br |

## 01.03 – INVESTOR RELATIONS OFFICER (Company Mailing Address)

| 1- NAME | |
|---|---|
| OTÁVIO DE GARCIA LAZCANO | |

| 2 - ADDRESS | 3 - DISTRICT |
|---|---|
| AV. BRIGADEIRO FARIA LIMA, 3400 20º ANDAR | ITAIM BIBI |

| 4 - ZIP CODE | 5 - CITY | 6 - STATE |
|---|---|---|
| 04538-132 | SÃO PAULO | SP |

| 7 - AREA CODE | 8 - TELEPHONE | 9 - TELEPHONE | 10 - TELEPHONE | 11 - TELEX |
|---|---|---|---|---|
| 11 | 3049-7100 | - | - | |

| 12 - AREA CODE | 13 - FAX | 14 - FAX | 15 – FAX | |
|---|---|---|---|---|
| 11 | 3049-7150 | - | - | |

| 16 - E-MAIL |
|---|
| invrel@csn.com.br |

## 01.04 – REFERENCE AND AUDITOR INFORMATION

| CURRENT YEAR | | CURRENT QUARTER | | | PREVIOUS QUARTER | | |
|---|---|---|---|---|---|---|---|
| 1 - BEGINNING | 2 - END | 3 - QUARTER | 4 - BEGINNING | 5 - END | 6 - QUARTER | 7 - BEGINNING | 8 - END |
| 1/1/2008 | 12/31/2008 | 1 | 1/1/2008 | 3/31/2008 | 4 | 10/1/2007 | 12/31/2007 |

| 09 - INDEPENDENT ACCOUNTANT | 10 - CVM CODE |
|---|---|
| KPMG AUDITORES INDEPENDENTES | 00418-9 |

| 11. TECHNICIAN IN CHARGE | 12 – TECHNICIAN'S CPF (INDIVIDUAL TAXPAYER'S REGISTER) |
|---|---|
| ANSELMO NEVES MACEDO | 033.169.788-28 |

**FEDERAL PUBLIC SERVICE**
**CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION**
**QUARTERLY FINANCIAL INFORMATION**          **March 31, 2008**          **Accounting Practices**
**COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY**                    **Adopted in Brazil**

## 01.01 – IDENTIFICATION

| 1 - CVM CODE | 2 - COMPANY NAME | 3 - CNPJ (Corporate Taxpayer's ID) |
|---|---|---|
| 00403-0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |

## 01.05 – CAPITAL STOCK

| Number of Shares (In thousands) | 1- CURRENT QUARTER 3/31/2008 | 2- PREVIOUS QUARTER 12/31/2007 | 3 – SAME QUARTER PREVIOUS YEAR 3/31/2007 |
|---|---|---|---|
| **Paid-in Capital** | | | |
| 1 – Common | 804,204 | 272,068 | 272,068 |
| 2 – Preferred | 0 | 0 | 0 |
| 3 – Total | 804,204 | 272,068 | 272,068 |
| **Treasury Shares** | | | |
| 4 – Common | 34,734 | 15,578 | 15,578 |
| 5 – Preferred | 0 | 0 | 0 |
| 6 – Total | 34,734 | 15,578 | 15,578 |

## 01.06 – COMPANY PROFILE

| 1 - TYPE OF COMPANY |
|---|
| Commercial, Industry and Other Types of Company |

| 2 - STATUS |
|---|
| Operational |

| 3 - NATURE OF OWNERSHIP |
|---|
| Private National |

| 4 - ACTIVITY CODE |
|---|
| 1060 – Metallurgy and Steel Industry |

| 5 - MAIN ACTIVITY |
|---|
| MANUFACTURING, TRANSFORMATION AND TRADING OF STEEL PRODUCTS |

| 6 - CONSOLIDATION TYPE |
|---|
| Total |

| 7 - TYPE OF REPORT OF INDEPENDENT AUDITORS |
|---|
| Qualified |

## 01.07 – COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

| 1 - ITEM | 2 - CNPJ (Corporate Taxpayer's ID) | 3 - COMPANY NAME |
|---|---|---|

## 01.08 - CASH DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

| 1 - ITEM | 2 - EVENT | 3 - APPROVAL | 4 - TYPE | 5 - DATE OF PAYMENT | 6 - TYPE OF SHARE | 7 - AMOUNT PER SHARE |
|---|---|---|---|---|---|---|
| 01 | RCA | 12/21/2007 | Dividend | 01/08/2008 | Common | 2.5930110000 |
| 02 | RCA | 12/21/2007 | Interest on Own Capital | 01/08/2008 | Common | 0.4471180000 |

**FEDERAL PUBLIC SERVICE**
**CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION**
**QUARTERLY INFORMATION**                                     **March 31, 2008**                                     **Accounting Practices Adopted in Brazil**
**COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY**

**01.01 - IDENTIFICATION**

| 1 - CVM CODE | 2 - COMPANY NAME | 3 - CNPJ (Corporate Taxpayer's ID) |
|---|---|---|
| 00403-0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |

**01.09 - SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR**

| 1 - ITEM | 2 - DATE OF CHANGE | 3 - CAPITAL STOCK (In thousands of reais) | 4 - AMOUNT OF CHANGE (In thousands of reais) | 5 - NATURE OF CHANGE | 7 - NUMBER OF SHARES ISSUED (Thousand) | 8 - SHARE PRICE WHEN ISSUED (In reais) |
|---|---|---|---|---|---|---|
| | | | | | | |

**01.10 - INVESTOR RELATIONS OFFICER**

| 1 - DATE | 2 - SIGNATURE |
|---|---|
| 05/06/2008 | |

**FEDERAL PUBLIC SERVICE**
**CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION**
**QUARTERLY INFORMATION**                                    **March 31, 2008**            **Accounting Practices**
**COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY**                                        **Adopted in Brazil**

### 01.01 – IDENTIFICATION

| 1 - CVM CODE | 2 - COMPANY NAME | 3 - CNPJ (Corporate Taxpayer's ID) |
|---|---|---|
| 00403-0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |

### 02.01 – BALANCE SHEET - ASSETS (in thousands of Reais)

| 1 - CODE | 2 - DESCRIPTION | 3 - 3/31/2008 | 4 -12/31/2007 |
|---|---|---|---|
| 1 | Total Assets | 26,242,986 | 26,608,601 |
| 1.01 | Current Assets | 3,934,089 | 4,783,329 |
| 1.01.01 | Cash and Cash Equivalents | 39,515 | 26,223 |
| 1.01.02 | Receivable | 1,770,505 | 2,021,141 |
| 1.01.02.01 | Accounts Receivable | 993,303 | 997,443 |
| 1.01.02.01.01 | Domestic Market | 665,462 | 562,428 |
| 1.01.02.01.02 | Foreign Market | 416,423 | 506,670 |
| 1 .01.02.01.03 | Allowance for Doubtful Accounts | (88,582) | (71 ,655) |
| 1.01 .02.02 | Sundry Receivable | 777,202 | 1,023,698 |
| 1.01.02.02.01 | Employees | 4,742 | 3,987 |
| 1.01.02.02.02 | Suppliers | 142,758 | 283,582 |
| 1.01.02.02.03 | Recoverable Income and Social Contribution Taxes | 3,446 | 804 |
| 1.01 .02.02.04 | Deferred Income Tax | 228,314 | 300,628 |
| 1.01.02.02.05 | Deferred Social Contribution | 80,544 | 106,577 |
| 1.01.02.02.06 | Other Taxes | 65,004 | 79,310 |
| 1 .01.02.02.07 | Proposed Dividends Receivable | 238,203 | 238,203 |
| 1.01.02.02.08 | Other Receivable | 14,191 | 10,607 |
| 1.01.03 | Inventories | 1,548,787 | 1,780,473 |
| 1.01.04 | Other | 575,282 | 955,492 |
| 1.01.04.01 | Marketable Securities | 352,174 | 718,892 |
| 1.01.04.02 | Prepaid Expenses | 36,861 | 50,353 |
| 1.01 .04.03 | Insurance Claimed | 186,247 | 186,247 |
| 1.02 | Non-Current Assets | 22,308,897 | 21,825,272 |
| 1.02.01 | Long-Term Assets | 2,525,358 | 2,472,203 |
| 1.02.01.01 | Sundry Receivable | 820,303 | 815,445 |
| 1.02.01.01.02 | Securities Receivable | 131,759 | 132,816 |
| 1.02.01.01.03 | Deferred Income Tax | 411,983 | 405,706 |
| 1.02.01.01.04 | Deferred Social Contribution | 136,178 | 134,553 |
| 1.02.01.01.05 | Other Taxes | 140,383 | 142,370 |
| 1.02.01.02 | Receivable from Related Parties | 888,222 | 819,988 |
| 1.02.01.02.01 | Associated and Related Companies | 0 | 0 |
| 1.02.01.02.02 | Subsidiaries | 888,222 | 819,988 |
| 1.02.01.02.03 | Other Related Parties | 0 | 0 |
| 1.02.01.03 | Other | 816,833 | 836,770 |
| 1.02.01.03.01 | Judicial Deposits | 665,717 | 684,338 |
| 1.02.01.03.02 | Marketable Securities | 90,834 | 90,834 |
| 1.02.01.03.03 | Prepaid Expenses | 33,068 | 34,371 |
| 1.02.01.03.04 | Other | 27,214 | 27,227 |
| 1.02.02 | Permanent Assets | 19,783,539 | 19,353,069 |
| 1.02.02.01 | Investments | 7,022,302 | 6,573,043 |
| 1 .02.02.01.01 | In Associated/ Related Companies | 0 | 0 |

**FEDERAL PUBLIC SERVICE**
**CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION**
**QUARTERLY INFORMATION**
**COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY**

**March 31, 2008**

**Accounting Practices**
**Adopted in Brazil**

**01.01 – IDENTIFICATION**

| 1 - CVM CODE | 2 - COMPANY NAME | 3 - CNPJ (Corporate Taxpayer's ID) |
|---|---|---|
| 00403-0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |

**02.01 – BALANCE SHEETS - ASSETS (in thousands of Reais)**

| 1 - CODE | 2 - DESCRIPTION | 3 - 3/31/2008 | 4 -12/31/2007 |
|---|---|---|---|
| 1 .02.02.01.02 | In Associated/ Related Companies - Goodwill | 0 | 0 |
| 1.02.02.01.03 | In Subsidiaries | 6,988,451 | 6,535,133 |
| 1.02.02.01.04 | In Subsidiaries - Goodwill | 33,820 | 37,879 |
| 1.02.02.01.05 | Other Investments | 31 | 31 |
| 1.02.02.02 | Property, Plant and Equipment | 12,598,577 | 12,618,843 |
| 1.02.02.02.01 | In Operation, Net | 10,834,557 | 11,011,930 |
| 1.02.02.02.02 | In Construction | 1,351,931 | 1,194,921 |
| 1.02.02.02.03 | Land | 412,089 | 411,992 |
| 1.02.02.03 | Intangible Assets | 0 | 0 |
| 1.02.02.04 | Deferred Charges | 162,660 | 161,183 |

**FEDERAL PUBLIC SERVICE**
**CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION**
**QUARTERLY INFORMATION**                                **March 31, 2008**          **Accounting Practices**
**COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY**                                    **Adopted in Brazil**

**01.01 – IDENTIFICATION**

| 1 - CVM CODE<br>00403-0 | 2 - COMPANY NAME<br>COMPANHIA SIDERÚRGICA NACIONAL | 3 - CNPJ (Corporate Taxpayer's ID)<br>33.042.730/0001-04 |
|---|---|---|

**02.02 – BALANCE SHEET - LIABILITIES (in thousands of Reais)**

| 1 - CODE | 2 - DESCRIPTION | 3 - 3/31/2008 | 4 -12/31/2007 |
|---|---|---|---|
| 2 | Total Liabilities | 26,242,986 | 26,608,601 |
| 2.01 | Current Liabilities | 5,185,902 | 6,523,450 |
| 2.01.01 | Loans and Financing | 1,058,779 | 1,386,359 |
| 2.01.02 | Debentures | 347,929 | 350,147 |
| 2.01 .03 | Suppliers | 875,483 | 1,046,600 |
| 2.01.04 | Taxes and Contributions | 652,416 | 764,223 |
| 2.01.04.01 | Salaries and Social Contributions | 68,743 | 72,897 |
| 2.01.04.02 | Taxes Payable | 221,677 | 358,740 |
| 2.01.04.03 | Deferred Income Tax | 110,798 | 93,000 |
| 2.01 .04.04 | Deferred Social Contribution | 39,887 | 33,480 |
| 2.01.04.05 | Taxes paid in installments | 211,311 | 206,106 |
| 2.01.05 | Dividends Payable | 1,364,596 | 2,115,881 |
| 2.01.06 | Provisions | 112,676 | 117,702 |
| 2.01.06.01 | Contingencies | 149,525 | 123,897 |
| 2.01.06.02 | Judicial Deposits | (89,086) | (57,315) |
| 2.01 .06.03 | Provision for Pension Fund | 52,237 | 51,120 |
| 2.01 .07 | Debts with Related Parties | 0 | 0 |
| 2.01 .08 | Other | 774,023 | 742,538 |
| 2.01.08.01 | Accounts Payable - Subsidiaries | 554,270 | 560,474 |
| 2.01 .08.02 | Other | 219,753 | 182,064 |
| 2.02 | Non-Current Liabilities | 12,706,943 | 12,457,541 |
| 2.02.01 | Long-Term Liabilities | 12,706,943 | 12,457,541 |
| 2.02.01.01 | Loans and Financing | 6,658,292 | 6,344,740 |
| 2.02.01.02 | Debentures | 600,000 | 600,000 |
| 2.02.01.03 | Provisions | 4,324,046 | 4,324,095 |
| 2.02.01.03.01 | Contingencies | 3,461,703 | 3,389,164 |
| 2.02.01.03.02 | Judicial Deposits | (1,036,308) | (1,011,875) |
| 2.02.01.03.03 | Deferred Income Tax | 1,396,067 | 1,431,475 |
| 2.02.01.03.04 | Deferred Social Contribution | 502,584 | 515,331 |
| 2.02.01.04 | Debts with Related Parties | 0 | 0 |
| 2.02.01.05 | Advance for Future Capital Increase | 0 | 0 |
| 2.02.01.06 | Other | 1,124,605 | 1,188,706 |
| 2.02.01.06.01 | Allowance for Investment Loss | 90,356 | 85,016 |
| 2.02.01.06.02 | Accounts Payable – Subsidiaries | 83,756 | 83,941 |
| 2.02.01.06.03 | Provision for Pension Fund | 143,980 | 180,760 |
| 2.02.01.06.04 | Taxes paid in installments | 740,295 | 773,585 |
| 2.02.01.06.05 | Other | 66,218 | 65,404 |
| 2.02.02 | Deferred Income | 0 | 0 |
| 2.04 | Shareholders' Equity | 8,350,141 | 7,627,610 |
| 2.04.01 | Paid-In Capital Stock | 1,680,947 | 1,680,947 |
| 2.04.02 | Capital Reserves | 30 | 30 |

**FEDERAL PUBLIC SERVICE**
**CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION**
**QUARTERLY INFORMATION**                                          **March 31, 2008**          **Accounting Practices**
**COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY**                                     **Adopted in Brazil**

**01.01 – IDENTIFICATION**

| 1 - CVM CODE | 2 - COMPANY NAME | 3 - CNPJ (Corporate Taxpayer's ID) |
|---|---|---|
| 00403-0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |

**02.02 – BALANCE SHEETS - LIABILITIES (in thousands of Reais)**

| 1 - CODE | 2 - DESCRIPTION | 3 - 3/31/2008 | 4 -12/31/2007 |
|---|---|---|---|
| 2.04.03 | Revaluation Reserves | 4,512,692 | 4,585,553 |
| 2.04.03.01 | Own Assets | 4,290,796 | 4,360,515 |
| 2.04.03.02 | Subsidiaries/ Associated and Related Companies | 221,896 | 225,038 |
| 2.04.04 | Profit Reserves | 1,533,159 | 1,361,080 |
| 2.04.04.01 | Legal | 336,189 | 336,189 |
| 2.04.04.02 | Statutory | 0 | 0 |
| 2.04.04.03 | For Contingencies | 0 | 0 |
| 2.04.04.04 | Unrealized Income | 0 | 0 |
| 2.04.04.05 | Retention of Profits | 0 | 0 |
| 2.04.04.06 | Special For Non-distributed Dividends | 0 | 0 |
| 2.04.04.07 | Other Profit Reserves | 1,196,970 | 1,024,891 |
| 2.04.04.07.01 | From Investments | 1,768,321 | 1,768,321 |
| 2.04.04.07.02 | Treasury Shares | (571,351) | (743,430) |
| 2.04.05 | Retained Earnings/ Accumulated Losses | 623,313 | 0 |
| 2.04.06 | Advance for Future Capital Increase | 0 | 0 |

**FEDERAL PUBLIC SERVICE**
**CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION**
**QUARTERLY INFORMATION**                              **March 31, 2008**                              **Accounting Practices Adopted in Brazil**
**COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY**

**01.01 – IDENTIFICATION**

| 1 - CVM CODE<br>00403-0 | 2 - COMPANY NAME<br>COMPANHIA SIDERÚRGICA NACIONAL | 3 - CNPJ (Corporate Taxpayer's ID)<br>33.042.730/0001-04 |
|---|---|---|

**03.01 – STATEMENT OF INCOME (in thousands of Reais)**

| 1 - CODE | 2 - DESCRIPTION | 3 - 1/1/2008 to 3/31/2008 | 4 - 1/1/2008 to 3/31/2008 | 5 - 1/1/2007 to 3/31/2007 | 6 - 1/1/2007 to 3/31/2007 |
|---|---|---|---|---|---|
| 3.01 | Gross Revenue from Sales and/or Services | 3,104,282 | 3,104,282 | 2,431,278 | 2,431,278 |
| 3.02 | Gross Revenue Deductions | (778,609) | (778,609) | (482,279) | (482,279) |
| 3.03 | Net Revenue from Sales and/or Services | 2,325,673 | 2,325,673 | 1,948,999 | 1,948,999 |
| 3.04 | Cost of Goods and/or Services Sold | (1,381,399) | (1,381,399) | (1,180,380) | (1,180,380) |
| 3.04.01 | Depreciation, Depletion and Amortization | (272,454) | (272,454) | (192,541) | (192,541) |
| 3.04.02 | Other | (1,108,945) | (1,108,945) | (987,839) | (987,839) |
| 3.05 | Gross Income | 944,274 | 944,274 | 768,619 | 768,619 |
| 3.06 | Operating Income/Expenses | (29,217) | (29,217) | 227,514 | 227,514 |
| 3.06.01 | Selling Expenses | (101,029) | (101,029) | (68,532) | (68,532) |
| 3.06.01.01 | Depreciation and Amortization | (1,869) | (1,869) | (1,606) | (1,606) |
| 3.06.01.02 | Other | (99,160) | (99,160) | (66,926) | (66,926) |
| 3.06.02 | General and Administrative | (68,952) | (68,952) | (58,283) | (58,283) |
| 3.06.02.01 | Depreciation and Amortization | (4,126) | (4,126) | (4,268) | (4,268) |
| 3.06.02.02 | Other | (64,826) | (64,826) | (54,015) | (54,015) |
| 3.06.03 | Financial | (256,152) | (256,152) | (94,744) | (94,744) |
| 3.06.03.01 | Financial Income | 137,189 | 137,189 | (105,257) | (105,257) |
| 3.06.03.02 | Financial Expenses | (393,341) | (393,341) | 10,513 | 10,513 |
| 3.06.03.02.01 | Foreign Exchange and Monetary Variation, net | (158,326) | (158,326) | 285,275 | 285,275 |
| 3.06.03.02.02 | Financial Expenses | (235,015) | (235,015) | (274,762) | (274,762) |
| 3.06.04 | Other Operating Income | 4,903 | 4,903 | 2,298 | 2,298 |
| 3.06.05 | Other Operating Expenses | (51,905) | (51,905) | (40,920) | (40,920) |
| 3.06.06 | Equity pick-up | 443,918 | 443,918 | 487,695 | 487,695 |
| 3.07 | Operating Income | 915,057 | 915,057 | 996,133 | 996,133 |
| 3.08 | Non-Operating Income | (1,160) | (1,160) | (1,023) | (1,023) |
| 3.08.01 | Income | 196 | 196 | 1 | 1 |
| 3.08.02 | Expenses | (1,356) | (1,356) | (1,024) | (1,024) |

**FEDERAL PUBLIC SERVICE**
**CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION**
**QUARTERLY INFORMATION**          **March 31, 2008**          **Accounting Practices Adopted in Brazil**
**COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY**

**01.01 - IDENTIFICATION**

| 1 - CVM CODE | 2 - COMPANY NAME | 3 - CNPJ (Corporate Taxpayer's ID) |
|---|---|---|
| 00403-0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |

**03.01 – STATEMENT OF INCOME (in thousands of Reais)**

| 1 - CODE | 2 - DESCRIPTION | 3 - 1/1/2008 to 3/31/2008 | 4 - 1/1/2008 to 3/31/2008 | 5 - 1/1/2007 to 3/31/2007 | 6 - 1/1/2007 to 3/31/2007 |
|---|---|---|---|---|---|
| 3.09 | Income before Taxes/Profit Sharing | 913,897 | 913,897 | 995,110 | 995,110 |
| 3.10 | Provision for Income and Social Contribution Taxes | (76,304) | (76,304) | (215,983) | (215,983) |
| 3.11 | Deferred Income Tax | (66,495) | (66,495) | (25,639) | (25,639) |
| 3.11.01 | Deferred Income Tax | (48,426) | (48,426) | (18,130) | (18,130) |
| 3.11.02 | Deferred Social Contribution | (18,069) | (18,069) | (7,509) | (7,509) |
| 3.12 | Statutory Profit Sharing/Contributions | 0 | 0 | 0 | 0 |
| 3.12.01 | Profit Sharing | 0 | 0 | 0 | 0 |
| 3.12.02 | Contributions | 0 | 0 | 0 | 0 |
| 3.13 | Reversal of Interest on Shareholders' Equity | 0 | 0 | 0 | 0 |
| 3.15 | Income/Loss for the Period | 771,098 | 771,098 | 753,488 | 753,488 |
| | OUTSTANDING SHARES, EX-TREASURY (in thousands) | 769,470 | 769,470 | 256,490 | 256,490 |
| | EARNINGS PER SHARE (in Reais) | 1.00212 | 1.00212 | 2.93769 | 2.93769 |
| | LOSS PER SHARE (in Reais) | | | | |

**FEDERAL PUBLIC SERVICE**
**CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION**
**QUARTERLY INFORMATION**        **March 31, 2008**      **Accounting Practices**
**COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY**      **Adopted in Brazil**

---

| **00403-0** | **COMPANHIA SIDERÚRGICA NACIONAL** | **33.042.730/0001-04** |

---

**04.01 – NOTES TO THE FINANCIAL STATEMENTS**

---

**(In thousands of reais, unless otherwise stated)**

### 1. OPERATIONS

Companhia Siderúrgica Nacional ("CSN" or "Company") is engaged in the production of flat steel products and its main industrial complex is the Presidente Vargas Steelworks ("UPV") located in the City of Volta Redonda, State of Rio de Janeiro.

CSN is engaged in the mining of iron ore, limestone and dolomite in the State of Minas Gerais and tin in the State of Rondônia, by means of the subsidiary ERSA, in order to meet the needs of UPV. It also maintains strategic investments in mining companies, railroad, electricity and ports, to optimize its activities. In addition, it is implementing a cement plant inside UPV, in Volta Redonda.

To be closer to clients and win markets on a global level, CSN has a steel distributor, two metal package plants in addition to a galvanized steel plant in the South and another in the Southeast of Brazil supplying mainly the home appliances and automotive industry. Abroad, the Company has a rolling mill in Portugal and another mill in the United States.

### 2. PRESENTATION OF THE QUARTERLY FINANCIAL INFORMATION

The individual (Company) and consolidated quarterly financial information was prepared in accordance with the accounting practices adopted in Brazil, based on the Brazilian Corporation Law (Law 6404/76 and its amendments) and rules issued by the Brazilian Securities and Exchange Commission - CVM.

With the objective of improving the information disclosed to the market, the Company is presenting the following additional information covering the Parent Company and the consolidated financial information:

**(a) Segment reporting**

A segment is a distinguishable component of the Company, intended for manufacturing products or rendering services – a business segment -, or in providing products and services within a particular economic environment – geographical segment -, which are subject to risks and rewards that are different from other segments.

**(b) Statements of cash flows**

The additional statements of cash flows are prepared in accordance with the guidance contained in the CVM Circular Letter 01/07, with the purpose of showing how the Company generates and uses cash resources and cash equivalents.

**(c) Statements of added value**

The Management discloses, in accordance with the guidance contained in the CVM Circular Letter 01/07 and CFC Resolution no. 1010/05, the Statement of Added Value which has as purpose to present the value of the wealth generated by the Company and its distribution among the elements that contributed to its generation.

All the information presented has been extracted from the Company's accounting records including certain reclassifications in the regular statement of income, given that they are recorded in the statement of added value as distribution of the added value generated.

### 3. DESCRIPTION OF SIGNIFICANT ACCOUNTING PRACTICES

**(a) Statement of income**

The results of operations are recognized on the accrual basis.

Revenue from the sales of products is recognized when all risks and rewards have been transferred to the buyer. Revenue from services rendered is recognized in proportion to the stage of completion of the service. Revenue is not recognized in the statement of income if there are significant uncertainties as to its realization.

| **FEDERAL PUBLIC SERVICE**<br>**CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION**<br>**QUARTERLY INFORMATION**<br>**COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY** | **March 31, 2008** | **Accounting Practices**<br>**Adopted in Brazil** |
|---|---|---|

| **00403-0** | **COMPANHIA SIDERÚRGICA NACIONAL** | **33.042.730/0001-04** |
|---|---|---|

**04.01 – NOTES TO THE FINANCIAL STATEMENTS**

**(b) Current and non-current assets**

- **Marketable securities**

The investment funds have daily liquidity and the assets are valued at fair value, according to instructions of the Central Bank of Brazil and CVM, since the Company considers these investments as trading securities available for sale held to maturity.

Fixed income securities and financial investments abroad are recorded at cost plus income accrued up to the date of the quarterly financial information, and do not exceed market value.

- **Trade accounts receivable**

Trade accounts receivable are recorded at the invoiced amount, including the respective taxes and ancillary expenses. The allowance for doubtful accounts was recorded in an amount considered adequate by Management to support any losses arising on collection of accounts receivable.

- **Inventories**

Inventories are stated at their average cost of acquisition or production and imports in transit are recorded at their cost of acquisition, not exceeding their market or realization values. Provisions for losses or obsolescence are recorded whenever Management considers it appropriate.

- **Investments**

Investments in subsidiaries and jointly-owned subsidiary companies are recorded by the equity accounting method, and the goodwill ascertained in the acquisition of investments is presented by the net amount in a sub-account of this group. Other permanent investments are recorded at cost of acquisition.

- **Property, plant and equipment**

The property, plant and equipment is presented at market or replacement values, based on appraisal reports issued by independent expert appraisal firms, as permitted by Resolutions 183/95 and 288/98 issued by the Brazilian Securities and Exchange Commission. Depreciation is calculated by the straight-line method, according to the remaining economic useful lives of the assets after revaluation. Depletion of the Casa de Pedra iron mine is calculated based on the quantity of iron ore extracted. Interest charges related to loans and financing specific for construction in progress are capitalized until the constructions are concluded.

The jointly-owned subsidiaries MRS Logística and Itá Energética S.A. maintain the registration of property, plant and equipment by the cost of acquisition, formation or construction.

- **Deferred charges**

The deferred charges are recorded at the cost of acquisition, formation, development and implementation of projects that will generate an economic return to the Company within the next years, and their amortization is calculated on a straight-line basis based on the period foreseen for economic benefits arising from these projects, for a term no longer than ten years.

- **Other current and non-current assets**

Stated at their realization value, including, when applicable, the yields earned up to the date of the quarterly financial information or, in the case of prepaid expenses, at cost.

**(c) Current and non-current liabilities**

These are stated at their known or estimated values, including, when applicable, accrued charges and monetary and foreign exchange variations incurred up to the date of the quarterly financial information.

**(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)**

| | | |
|---|---|---|
| **FEDERAL PUBLIC SERVICE** | | |
| **CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION** | | **Accounting Practices** |
| **QUARTERLY INFORMATION** | **March 31, 2008** | **Adopted in Brazil** |
| **COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY** | | |

| | | |
|---|---|---|
| **00403-0** | **COMPANHIA SIDERÚRGICA NACIONAL** | **33.042.730/0001-04** |

**04.01 – NOTES TO THE FINANCIAL STATEMENTS**

- **Employees' benefits**

In accordance with Resolution 371/00, issued by the Brazilian Securities and Exchange Commission, the Company has been recording the respective actuarial liabilities as from January 1, 2002, in accordance with the aforementioned reported resolution and based on studies prepared by external actuaries.

- **Income and social contribution taxes**

Current and deferred income and social contribution taxes are calculated with the tax rates of 15% plus an additional of 10% on taxable basis for income tax and with a 9% rate on taxable basis for social contribution on net income. In the calculation of taxes, the tax loss carryforward and negative basis of social contribution is also considered, limited to 30% of taxable income.

Tax credits are recorded for deferred taxes on tax losses carryforwards, negative basis of social contribution on net income and on temporary differences, pursuant to the CVM Instruction 37/02 and take into consideration the history of profitability and the expectation of generating future taxable income, based on a technical study.

**(d) Derivatives**

The derivatives operations are recorded in accordance with the characteristics of the financial instruments. Swap operations are recorded based on the net results of the operations, which are recorded monthly in line with the contractual conditions, and swaps traded through the exclusive funds are adjusted to fair value.

Exchange options are adjusted monthly to fair value whenever the position shows a loss. These losses are recognized as the Company's liability with the corresponding entry in the financial results. Options traded through exclusive funds are adjusted to fair value and futures contracts have their positions adjusted to fair value on a daily basis by the Futures and Commodities Exchange - BM&F with recognition of gains and losses directly in the statement of income.

**(e) Treasury Shares**

As established by the CVM Instruction 10/80, treasury shares are recorded at cost of acquisition, and the market value of these shares is calculated based on the stock exchange quotation on the last day of the period.

**(f) Accounting estimates**

The preparation of the quarterly financial information in accordance with the accounting practices adopted in Brazil requires that Management uses its judgment in determining and recording the accounting estimates. The settlement of the transactions involving these estimates may result in significantly different amounts from those estimated, due to lack of precision inherent to the process of their determination. The Company periodically reviews the estimates and assumptions.

**(g) Foreign Currency**

The monetary assets and liabilities denominated in foreign currencies were converted into reais by the exchange rate of the closing date of the quarterly financial information and the differences resulting from the conversion of currencies were recognized in the results for the period. For the subsidiaries abroad, the assets, liabilities and result accounts were converted into reais by the exchange rate on the closing date of the quarterly financial information.

**(h) Change in the Corporation Law – Law no. 11638/07**

On December 28, 2007, Law no. 11638 was enacted, with effectiveness as from January 1, 2008. The purpose of the new law was to update the Brazilian corporate legislation to enable the convergence process of accounting practices adopted in Brazil with those in the international financial reporting standards (IFRS) and

**(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)**

**FEDERAL PUBLIC SERVICE**
**CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION**
**QUARTERLY INFORMATION**
**COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY**

**March 31, 2008**

**Accounting Practices**
**Adopted in Brazil**

| 00403-0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |
|---|---|---|

**04.01 – NOTES TO THE FINANCIAL STATEMENTS**

allow that new accounting rules and procedures are issued by the Brazilian Securities and Exchange Commission - CVM based on international accounting rules.

Pursuant to the CVM Instruction no. 469 of May 2, 2008, the Management of the Company and of its subsidiaries point out the following issues that in its evaluation may affect the preparation of the financial statements for the year ending December 31, 2008:

- In the shareholders' equity a new subgroup will be created called "Equity Valuation Adjustment" with the purpose of recording the increases and decreases resulting from valuations at market value, mainly of certain financial instruments, and translation adjustments of investments in subsidiaries abroad, whose functional currency of the investee is different from the parent company;

- The assets and liabilities arising from non-current operations and from material current operations will be adjusted at present value;

- In property, plant and equipment there is the possibility of reversal of revaluation reserve. The new Law gave companies the option of maintaining the existing balances and realize these balances within the current rules or cancel these balances until the end of 2008;

- In deferred assets only pre-operating and restructuring expenses which will effectively contribute to the increase of the future result will be recorded.

Although the referred Law has already taken effect, the main changes introduced by it depend on the regulation by the Brazilian regulatory bodies. The Company's Management, due to the complexity in the calculation and the need to change the control processes and systems of the Company and of its subsidiaries, to comply with the referred Law, did not conclude until the present date the quantification and evaluation of the possible impacts on the result for the year and the shareholders' equity of the Company.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION                                    March 31, 2008
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

Accounting Practices
Adopted in Brazil

| 00403-0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |
|---|---|---|

**04.01 – NOTES TO THE FINANCIAL STATEMENTS**

## 4. CONSOLIDATED QUARTERLY FINANCIAL INFORMATION

The accounting policies are consistent with those used in the prior quarter and are uniform in all the consolidated companies.

The consolidated quarterly financial information for the period ended March 31, 2008 and December 31, 2007 includes the following direct and indirect subsidiaries and jointly-owned subsidiaries:

| Companies | Functional currency | Ownership interest (%) 03/31/2008 | 12/31/2007 | Main activities |
|---|---|---|---|---|
| **Direct investment: full consolidation** | | | | |
| CSN Energy | US$ | 100.00 | 100.00 | Equity interest |
| CSN Export | US$ | 100.00 | 100.00 | Financial operations, trading of products and equity interest |
| CSN Islands VII | US$ | 100.00 | 100.00 | Financial operations |
| CSN Islands VIII | US$ | 100.00 | 100.00 | Financial operations |
| CSN Islands IX | US$ | 100.00 | 100.00 | Financial operations |
| CSN Islands X | US$ | 100.00 | 100.00 | Financial operations |
| CSN Islands XI | US$ | 100.00 | 100.00 | Financial operations |
| CSN Overseas | US$ | 100.00 | 100.00 | Financial operations and equity interest |
| CSN Panama | US$ | 100.00 | 100.00 | Financial operations and equity interest |
| CSN Steel | US$ | 100.00 | 100.00 | Financial operations and equity interest |
| Sepetiba Tecon | R$ | 99.99 | 99.99 | Maritime port services |
| Pelotização Nacional | R$ | 99.99 | 99.99 | Mining and equity interest |
| Minas Pelotização | R$ | 99.99 | 99.99 | Mining and equity interest |
| CSN Aços Longos | R$ | 99.99 | 99.99 | Steel and Metal products industry and trade |
| Nacional Siderurgia | R$ | 99.99 | 99.99 | Steel industry |
| CSN I | R$ | 99.99 | 99.99 | Equity interest |
| Estanho de Rondônia - ERSA | R$ | 99.99 | 99.99 | Mining |
| Cia Metalic Nordeste | R$ | 99.99 | 99.99 | Package production |
| Indústria Nacional de Aços Laminados - INAL | R$ | 99.99 | 99.99 | Steel products service center |
| CSN Cimentos | R$ | 99.99 | 99.99 | Cement production |
| Inal Nordeste | R$ | 99.99 | 99.99 | Steel products service center |
| CSN Energia | R$ | 99.90 | 99.90 | Trading of electricity |
| Nacional Minérios | R$ | 99.99 | 99.99 | Mining and equity interest |
| CSN Gestão de Recursos Financeiros | R$ | 99.99 | 99.99 | Financial operations and equity interest |
| Congonhas Minérios | R$ | 99.99 | 99.99 | Mining and equity interest |
| GalvaSud | R$ | 15.29 | 15.29 | Steel industry |
| **Direct investment: proportional consolidation** | | | | |
| Itá Energética | R$ | 48.75 | 48.75 | Electricity generation |
| Companhia Ferroviária do Nordeste - CFN | R$ | 46.88 | 46.88 | Railroad transport |
| MRS Logística | R$ | 32.93 | 32.93 | Railroad transport |
| **Indirect investment: full consolidation** | | | | |
| CSN Aceros | US$ | 100.00 | 100.00 | Equity interest |
| CSN Cayman | US$ | 100.00 | 100.00 | Financial operations, trading of products and equity interest |
| CSN Iron | US$ | 100.00 | 100.00 | Financial operations |
| Companhia Siderurgica Nacional LLC | US$ | 100.00 | 100.00 | Steel industry |
| CSN Holdings Corp | US$ | 100.00 | 100.00 | Equity interest |
| Companhia Siderurgica Nacional Partner LLC | US$ | 100.00 | 100.00 | Equity interest |
| Energy I | US$ | 100.00 | 100.00 | Equity interest |
| Tangua | US$ | 100.00 | 100.00 | Equity interest |
| CSN Madeira | EUR | 100.00 | 100.00 | Financial operations, trading of products and equity interest |
| Cinnabar | EUR | 100.00 | 100.00 | Financial operations and equity interest |
| Hickory | EUR | 100.00 | 100.00 | Financial operations and trading of products |
| Lusosider Projectos Siderúrgicos | EUR | 100.00 | 100.00 | Equity interest |
| CSN Acquisitions | GBP | 100.00 | 100.00 | Financial operations and equity interest |
| CSN Finance (UK) | GBP | 100.00 | 100.00 | Financial operations and equity interest |
| Inversiones CSN Espanha S.L. | EUR | 100.00 | 100.00 | Financial operations and equity interest |
| CSN Finance B.V. (Netherlands) | EUR | 100.00 | 100.00 | Financial operations and equity interest |
| CSN Holdings (UK) | GBP | 100.00 | 100.00 | Financial operations and equity interest |
| Companhia de Fomento Mineral | R$ | | 100.00 | Mining and equity interest |
| MG Minérios | R$ | 99.99 | 99.99 | Mining and equity interest |
| Companhia Metalúrgica Prada | R$ | 99.99 | 99.99 | Package production |
| Itamambuca Participações | R$ | 99.93 | 99.93 | Mining and equity interest |
| Lusosider Aços Planos | EUR | 99.93 | 99.93 | Steel industry |
| GalvaSud | R$ | 84.71 | 84.71 | Steel industry |
| CSN Energia | R$ | 0.10 | 0.10 | Trading of electricity |

**FEDERAL PUBLIC SERVICE**
**CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION**
**QUARTERLY INFORMATION**
**COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY**

**March 31, 2008**

**Accounting Practices
Adopted in Brazil**

---

| 00403-0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |
|---|---|---|

---

**04.01 – NOTES TO THE FINANCIAL STATEMENTS**

---

The quarterly financial information prepared in US dollars, in Euros and in Pounds Sterling were translated into Brazilian Reais at the exchange rate as of March 31, 2008 – R$/US$1.7491 (R$/US$1.7713 as of December 31, 2007), R$/EUR2.76060 (R$/EUR2.60859 as of December 31, 2007) and R$/GBP3.46864 (R$/GBP3.56102 as of December 31, 2007).

The gains and losses from these translations were recorded in the income statements of the related periods, as equity accounting in the parent company and exchange variation in the consolidated statements.

The following consolidation procedures were adopted in the preparation of the following consolidated quarterly financial information.

- Elimination of balances of asset and liability accounts between consolidated companies;
- Elimination of balances of investments and shareholders' equity between consolidated companies;
- Elimination of balances of income and expenses and unrealized income arising from consolidated intercompany transactions;
- Presentation of income and social contribution taxes on the unearned income as deferred taxes in the consolidated quarterly financial information.

Pursuant to CVM Instruction 408/04 the Company consolidates the quarterly financial information of exclusive investment funds Diplic and Mugen.

The base date for the subsidiaries' and jointly-owned subsidiaries' quarterly financial information coincides with that of the parent company.

The reconciliation between shareholders' equity and net income for the period of the parent company and consolidated is as follows:

| | Shareholders' Equity | | Net income for the period / year | |
|---|---|---|---|---|
| | 03/31/2008 | 12/31/2007 | 03/31/2008 | 03/31/2007 |
| **Parent Company** | **8,350,141** | **7,627,610** | **771,098** | **753,488** |
| Elimination of income on inventories | (89,143) | (85,349) | (3,794) | 9,415 |
| **Consolidated** | **8,260,998** | **7,542,261** | **767,304** | **762,903** |

| **FEDERAL PUBLIC SERVICE** | | |
|---|---|---|
| **CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION** | | **Accounting Practices** |
| **QUARTERLY INFORMATION** | **March 31, 2008** | **Adopted in Brazil** |
| **COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY** | | |

| **00403-0** | **COMPANHIA SIDERÚRGICA NACIONAL** | **33.042.730/0001-04** |
|---|---|---|

**04.01 – NOTES TO THE FINANCIAL STATEMENTS**

## 5. RELATED-PARTY TRANSACTIONS

The purchase and sale of products and inputs and the contracting of services with subsidiaries are performed under normal market conditions, such as prices, terms, charges, quality etc. The main operations of borrowings, financing and loans are as follows:

a) Assets

| Companies | Accounts receivable | Financial Investments | Loans [1] / current accounts | Dividends receivable | Advance for future capital increase | Advance to suppliers | Total |
|---|---|---|---|---|---|---|---|
| CSN Export | 559,211 | | | | | | 559,211 |
| Nacional Minérios | 45,812 | | | 9,675 | 383,990 | | 439,477 |
| Exclusive Funds | | 317,356 | | | | | 317,356 |
| CFN | | | 134,908 | | 136,153 | | 271,061 |
| CSN Madeira | 172,313 | | | | | | 172,313 |
| CSN Cimentos | 195 | | | | 129,589 | | 129,784 |
| Prada | 33,168 | | 71,177 | | | | 104,345 |
| INAL | 43,250 | | 2,471 | 41,194 | | | 86,915 |
| MRS Logística | 26 | | | 85,781 | | 162 | 85,969 |
| CSN I | | | | 56,469 | | | 56,469 |
| CSN Aços Longos | | | | | 32,406 | | 32,406 |
| GalvaSud | 11,034 | | | 10,193 | | | 21,227 |
| Ersa | | | | 16,477 | | | 16,477 |
| CSN Energia | | | | 14,985 | | | 14,985 |
| Other [*] | 5,023 | | 447 | 3,429 | | 198 | 9,097 |
| **Total at 03/31/2008** | **870,032** | **317,356** | **209,003** | **238,203** | **682,138** | **360** | **2,317,092** |
| **Total at 12/31/2007** | **889,791** | **683,690** | **202,382** | **238,203** | **620,512** | **1,249** | **2,635,827** |

(1) Loans Receivable from related parties are price level restated by 101% of the Interbank Deposit Certificate (CDI) for CFN and 100% of CDI for Prada.
(*) Other: Tecon, Metalic, Inal Nordeste and ITASA.

b) Liabilities

| Companies | Loans and financing | | | Derivatives | Accounts payable | Suppliers | |
|---|---|---|---|---|---|---|---|
| | Prepayment[1] | Fixed Rate Notes[2] | Loans and Intercompany Bonds[2] | Swap | Loans [3] / current accounts | Other | Total |
| Cinnabar | 1,312,162 | 633,518 | 85,476 | | 266,603 | | 2,297,759 |
| CSN Iron | 66,637 | | 1,049,985 | | | | 1,116,622 |
| CSN Islands VIII | | 1,054,169 | | (64,286) | 1,607 | | 991,490 |
| CSN Export | 788,035 | | | | 10,773 | | 798,808 |
| CSN Madeira | 340,679 | | 18,313 | | 267,949 | | 626,941 |
| CSN Islands VII | | 558,807 | | (74,932) | | | 483,875 |
| CBS Previdência | | | | | | 196,217 | 196,217 |
| CSN Energia | | | | | 23,979 | | 23,979 |
| INAL | | | | | 22,033 | 1,092 | 23,125 |
| CSN Aceros | | | | | 17,583 | | 17,583 |
| Ita Energética | | | | | | 9,215 | 9,215 |
| Ersa | | | | | | 8,732 | 8,732 |
| Other [*] | | | | | 4,363 | 2,589 | 6,952 |
| **Total at 03/31/2008** | **2,507,513** | **2,246,494** | **1,153,774** | **(139,218)** | **614,890** | **217,845** | **6,601,298** |
| **Total at 12/31/2007** | **2,162,209** | **2,023,536** | **1,172,430** | **30,027** | **621,277** | **248,796** | **6,258,275** |

(1) Contracts in US$ - CSN Export: interest from 6.15% to 7.46% p.a. with maturity on 05/06/2015.
   Contracts in US$ - Cinnabar: interest from 5.75% to 10.0% p.a. with maturity on 01/13/2017.
   Contracts in US$ - CSN Madeira: interest of 7.25% p.a. with maturity on 09/26/2016.
   Contracts in US$ - CSN Iron: interest of 7.00% p.a. with maturity on 01/17/2012.

(2) Contracts in US$ - CSN Iron Intercompany Bonds: interest of 9.125% p.a. with maturity on 06/01/2047.
   Contracts in YEN - CSN Islands VII: interest of 7.3% and 7.75% p.a. with maturity on 09/12/2008.
   Contracts in YEN - CSN Islands VIII: interest of 5.65% p.a. with maturity on 12/15/2013.
   Contracts in YEN - Cinnabar: interest of 1.5% p.a. with maturity on 07/13/2010.
   Contracts in R$ - Cinnabar (part): IGPM + 6% p.a. with indefinite maturity.
   Contracts in US$ - CSN Madeira (part): semiannual Libor + 2.5% p.a. with maturity on 09/15/2011.

**FEDERAL PUBLIC SERVICE**
**CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION**
**QUARTERLY INFORMATION**                      **March 31, 2008**          **Accounting Practices**
**COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY**                          **Adopted in Brazil**

| 00403-0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |
|---|---|---|

**04.01 – NOTES TO THE FINANCIAL STATEMENTS**

(3)  Contracts in US$ - CSN Madeira (part): semiannual Libor + 3% p.a. with indefinite maturity.
Contracts in US$ - CSN Export: semiannual Euribor + 0.5% p.a. with indefinite maturity.
Contracts in US$ - Cinnabar (part): semiannual Libor + 3% p.a. with indefinite maturity.

(*) OTHER: Prada, Metalic,  Galvasud, Nacional Minérios and Fundação CSN.

c) Results

| Companies | Income | | | Expenses | | | |
|---|---|---|---|---|---|---|---|
| | Products and services | Interest and monetary and exchange variations | Total | Products and services | Interest and monetary and exchange variations | Other | Total |
| CSN Export | 187,694 | (1,675) | 186,019 | 158,219 | 3,008 | | 161,227 |
| INAL | 222,810 | | 222,810 | 97,227 | | | 97,227 |
| Companhia Metalúrgica Prada | 48,295 | 1,838 | 50,133 | 17,104 | | | 17,104 |
| GalvaSud | 95,491 | | 95,491 | 56,809 | | | 56,809 |
| Cia Metalic Nordeste | 12,398 | | 12,398 | 7,669 | | | 7,669 |
| INAL Nordeste | 12,706 | | 12,706 | 5,907 | | | 5,907 |
| Nacional Minérios | 19,953 | | 19,953 | 10,269 | | | 10,269 |
| CFN | | 3,761 | 3,761 | | | | |
| MRS Logística | | | | 82,534 | | | 82,534 |
| Cinnabar | | (759) | (759) | | 75,993 | | 75,993 |
| CSN Iron | | | | | 11,047 | | 11,047 |
| CSN Madeira | 74,014 | 2,497 | 76,511 | 32,427 | (2,360) | | 30,067 |
| CSN Islands VII | | 58,864 | 58,864 | | 64,239 | | 64,239 |
| CSN Islands VIII | | 104,949 | 104,949 | | 116,112 | | 116,112 |
| Exclusive Funds | | (101,606) | (101,606) | | | | |
| Ersa | | | | 8,731 | | | 8,731 |
| Itá Energética | | | | 29,870 | | | 29,870 |
| Other (*) | 195 | | 195 | 899 | (224) | (3,969) | (3,294) |
| **Total at 03/31/2008** | **673,556** | **67,869** | **741,425** | **507,665** | **267,815** | **(3,969)** | **771,511** |
| **Total at 03/31/2007** | **857,418** | **(167,085)** | **690,333** | **700,506** | **(148,437)** | **966** | **553,035** |

(*) OTHER: CSN Cimentos, Fundação CSN, CSN Aceros, Tecon and CBS Previdência

**(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)**

| | | |
|---|---|---|
| **FEDERAL PUBLIC SERVICE**<br>**CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION**<br>**QUARTERLY INFORMATION**<br>**COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY** | **March 31, 2008** | **Accounting Practices**<br>**Adopted in Brazil** |

| **00403-0** | **COMPANHIA SIDERÚRGICA NACIONAL** | **33.042.730/0001-04** |
|---|---|---|

**04.01 – NOTES TO THE FINANCIAL STATEMENTS**

## 6. CASH AND CASH EQUIVALENTS AND MARKETABLE SECURITIES

| | Consolidated | | Parent Company | |
|---|---|---|---|---|
| | 03/31/2008 | 12/31/2007 | 03/31/2008 | 12/31/2007 |
| **Current** | | | | |
| **Cash and Cash Equivalents** | | | | |
| **Cash and Banks** | **176,144** | **225,344** | **39,515** | **26,223** |
| **Marketable Securities** | | | | |
| **In Brazil:** | | | | |
| Exclusive investment funds | | | 317,356 | 683,690 |
| Brazilian government securities | 726,655 | 1,026,849 | | |
| Fixed income and debentures | 255,061 | 244,478 | 96 | 94 |
| Derivatives | 32,724 | 6,787 | | |
| | **1,014,440** | **1,278,114** | **317,452** | **683,784** |
| **Abroad:** | | | | |
| Time Deposits | 532,702 | 870,682 | 34,722 | 35,108 |
| Derivatives | 1,740,451 | 1,472,134 | | |
| | **2,273,153** | **2,342,816** | **34,722** | **35,108** |
| **Total Marketable Securities** | **3,287,593** | **3,620,930** | **352,174** | **718,892** |
| **Non-current** | | | | |
| Investments abroad | 17,491 | 17,713 | | |
| Debentures and other securities (net of provision) | 90,834 | 90,834 | 90,834 | 90,834 |
| | **108,325** | **108,547** | **90,834** | **90,834** |

The available financial resources, in the parent company and in subsidiaries headquartered in Brazil, are basically invested in exclusive investment funds, whose cash is mostly invested in repurchase operations pegged to Brazilian government securities, with immediate liquidity. Additionally, a significant portion of the financial resources of the Company and its subsidiaries abroad is invested in Time Deposits in first-tier banks.

The exclusive funds are audited or reviewed by independent auditors and its assets account for possible losses in investments and operations carried out by those funds. The Company may be called to account for the operation fees of the fund (management, custody and audit fees) as well as to ensure the shareholders' equity in the event of losses resulting from interest, exchange rate or other financial asset changes.

The Company holds 77% of the debentures issued by Companhia Brasileira de Latas (CBL) in 2002, in the amount of R$212,870 and provision for losses in the amount of R$123,197, recorded in the non-current assets as of March 31, 2008. The Management believes that the provision is adequate to support possible losses in the realization of assets. CSN is CBL's main supplier of raw material.

## 7. ACCOUNTS RECEIVABLE

| | Consolidated | | Parent Company | |
|---|---|---|---|---|
| | 03/31/2008 | 12/31/2007 | 03/31/2008 | 12/31/2007 |
| **Domestic market** | | | | |
| Subsidiaries | | | 138,508 | 95,650 |
| Other customers | 837,144 | 764,943 | 526,954 | 466,778 |
| | 837,144 | 764,943 | 665,462 | 562,428 |
| **Foreign market** | | | | |
| Subsidiaries | | | 731,524 | 794,141 |
| Other customers | 363,534 | 387,808 | 8,482 | 4,794 |
| Advance on Export Contracts (ACE) | (323,583) | (292,265) | (323,583) | (292,265) |
| | 39,951 | 95,543 | 416,423 | 506,670 |
| **Allowance for doubtful accounts** | (133,802) | (116,085) | (88,582) | (71,655) |
| | 743,293 | 744,401 | 993,303 | 997,443 |

**FEDERAL PUBLIC SERVICE**
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| **00403-0** | **COMPANHIA SIDERÚRGICA NACIONAL** | **33.042.730/0001-04** |
|---|---|---|

**04.01 – NOTES TO THE FINANCIAL STATEMENTS**

## 8. INVENTORIES

|  | Consolidated | | Parent Company | |
|---|---|---|---|---|
|  | 03/31/2008 | 12/31/2007 | 03/31/2008 | 12/31/2007 |
| Finished products | 421,933 | 673,821 | 298,085 | 398,358 |
| Work in process | 295,147 | 376,200 | 250,132 | 307,552 |
| Raw materials | 822,862 | 743,143 | 505,217 | 577,173 |
| Supplies | 596,085 | 573,441 | 502,831 | 486,171 |
| Provision for losses | (18,249) | (17,154) | (16,222) | (14,883) |
| Materials in transit | 54,972 | 70,294 | 8,744 | 26,102 |
|  | **2,172,750** | **2,419,745** | **1,548,787** | **1,780,473** |

## 9. DEFERRED INCOME AND SOCIAL CONTRIBUTION TAXES

(a) Deferred Income and Social Contribution Taxes

Deferred Income and Social Contribution taxes are recognized in order to reflect future tax effects attributable to temporary differences between the tax bases of assets and liabilities and their respective carrying value.

Pursuant to the CVM Instruction 371/02, a few Company's subsidiaries, based on the expectation of future taxable income, as determined by technical valuation approved by Management, recognized tax credits on tax losses carryforward and negative bases of social contribution of previous years. These credits have no statutory limitation and their compensation is limited to 30% of annual taxable income. The book value of deferred tax assets is reviewed monthly and projections are reviewed annually. If there are any material aspects that may change the projections, these projections will be revised during the year.

|  | Consolidated | | Parent Company | |
|---|---|---|---|---|
|  | 03/31/2008 | 12/31/2007 | 03/31/2008 | 12/31/2007 |
| **Current assets** |  |  |  |  |
| Income tax | 307,585 | 377,669 | 228,314 | 300,628 |
| Social contribution | 109,204 | 134,407 | 80,544 | 106,577 |
|  | **416,789** | **512,076** | **308,858** | **407,205** |
| **Non-current assets** |  |  |  |  |
| Income tax | 472,719 | 466,006 | 411,983 | 405,706 |
| Social contribution | 158,286 | 156,428 | 136,178 | 134,553 |
|  | **631,005** | **622,434** | **548,161** | **540,259** |
| **Current liabilities** |  |  |  |  |
| Income tax | 129,459 | 104,115 | 110,798 | 93,000 |
| Social contribution | 46,605 | 37,481 | 39,887 | 33,480 |
|  | **176,064** | **141,596** | **150,685** | **126,480** |
| **Non-current liabilities** |  |  |  |  |
| Income tax | 1,484,714 | 1,521,040 | 1,396,067 | 1,431,475 |
| Social contribution | 534,497 | 547,574 | 502,584 | 515,331 |
|  | **2,019,211** | **2,068,614** | **1,898,651** | **1,946,806** |
|  | 03/31/2008 | 03/31/2007 | 03/31/2008 | 03/31/2007 |
| **Income** |  |  |  |  |
| Income tax | (51,847) | 18,297 | (48,426) | (18,130) |
| Social contribution | (19,566) | 5,910 | (18,069) | (7,509) |
|  | **(71,413)** | **24,207** | **(66,495)** | **(25,639)** |

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| 00403-0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |

**04.01 – NOTES TO THE FINANCIAL STATEMENTS**

(b) The deferred income and social contribution taxes of the parent company are shown as follows:

| | 03/31/2008 | | | | 03/31/2007 | | | |
| | Income tax | | Social contribution | | Income tax | | Social contribution | |
| | Short-Term | Long-Term | Short-Term | Long-Term | Short-Term | Long-Term | Short-Term | Long-Term |
|---|---|---|---|---|---|---|---|---|
| **Assets** | | | | | | | | |
| Provisions for contingencies | 37,381 | 265,505 | 13,457 | 95,582 | 30,974 | 253,117 | 11,151 | 91,122 |
| Provision for interest on shareholders' equity | 29,823 | | 10,736 | | 17,681 | | 6,365 | |
| Provision for payment of private pension plans | | 35,995 | | 12,958 | | 45,190 | | 16,268 |
| Taxes under litigation | | 33,711 | | | | 31,947 | | |
| Tax losses | 4,580 | | | | 4,580 | | | |
| Other provisions | 156,530 | 76,772 | 56,351 | 27,638 | 247,393 | 75,452 | 89,061 | 27,163 |
| | 228,314 | 411,983 | 80,544 | 136,178 | 300,628 | 405,706 | 106,577 | 134,553 |
| **Liabilities** | | | | | | | | |
| Income and social contribution taxes on revaluation reserve | 102,000 | 1,396,067 | 36,720 | 502,584 | 93,000 | 1,431,475 | 33,480 | 515,331 |
| Other | 8,798 | | 3,167 | | | | | |
| | 110,798 | 1,396,067 | 39,887 | 502,584 | 93,000 | 1,431,475 | 33,480 | 515,331 |

(c) The reconciliation between the income and social contribution taxes expenses and revenues of the parent company and consolidated and the application of the effective rate on net income before Corporate Income tax (IR) and Social Contribution (CSL) are shown as follows:

| | Consolidated | | Parent Company | |
| | 03/31/2008 | 03/31/2007 | 03/31/2008 | 03/31/2007 |
|---|---|---|---|---|
| **Income before income and social contribution taxes** | **965,715** | **1,053,467** | **913,897** | **995,110** |
| Combined statutory rates | 34% | 34% | 34% | 34% |
| **Income Tax / Social Contribution at the combined statutory tax rate** | **(328,343)** | **(358,179)** | **(310,725)** | **(338,337)** |
| **Adjustments to reflect the effective tax rate:** | | | | |
| Benefit of Interest on shareholders' equity – JCP | 16,513 | 10,877 | 16,513 | 10,877 |
| Equity income of subsidiaries at different rates or which are not taxable | 130,672 | 61,816 | 154,088 | 91,759 |
| Goodwill amortization | (19,372) | (3,089) | (1,015) | (3,089) |
| Tax incentives | 3,186 | 3,416 | 2,136 | 3,416 |
| Other permanent (additions) deductions | (1,067) | (5,405) | (3,796) | (6,248) |
| **Income and social contribution taxes on net income for the period** | **(198,411)** | **(290,564)** | **(142,799)** | **(241,622)** |
| **Effective rate** | **21%** | **28%** | **16%** | **24%** |

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| 00403-0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |
|---|---|---|

**04.01 – NOTES TO THE FINANCIAL STATEMENTS**

## 10. INVESTMENTS

### a) Direct investments in subsidiaries and jointly-owned subsidiaries

| Companies | Number of shares (in units) | | Direct Investment % | Net Income (loss) for the quarter | Shareholders' Equity (unsecured liabilities) | Direct Investment % | Net Income (loss) for the year | Shareholders' Equity (unsecured liabilities) |
|---|---|---|---|---|---|---|---|---|
| | Common | Preferred | | 03/31/2008 | | | | 12/31/2007 |
| **Steel** | | | | | | | | |
| GalvaSud | 11,801,406,867 | | 15.29 | 25.569 | 716.190 | 99.99 | (63,694) | 690,620 |
| CSN I | 3,332,250,934 | 6,664,501,866 | 99.99 | 14,701 | 642,980 | 100.00 | 27,709 | 628,280 |
| CSN Steel | 480,726,588 | | 100.00 | 64,154 | 1,469,587 | 99.99 | 426,448 | 1,423,270 |
| INAL | 421,408,393 | | 99.99 | (574) | 626,592 | 99.99 | 60,775 | 627,165 |
| Cia. Metalic Nordeste | 87,868,185 | 4,424,971 | 99.99 | 857 | 154,847 | 99.99 | (8,312) | 154,007 |
| INAL Nordeste | 37,800,000 | | 99.99 | (923) | 53,354 | 100.00 | 594 | 54,030 |
| CSN Overseas | 7,173,411 | | 100.00 | 43,310 | 943,531 | 99.99 | 50,610 | 911,648 |
| CSN Aços Longos | 5,024,366 | | 99.99 | | 1 | 100.00 | | 1 |
| CSN Panama | 4,240,032 | | 100.00 | 78,462 | 739,781 | 100.00 | 348,175 | 669,714 |
| CSN Energy | 3,675,319 | | 100.00 | 247,052 | 1.062.836 | 99.99 | 506,319 | 817,231 |
| Nacional Siderurgia | 1,000,000 | | 99.99 | | 1.000 | 100.00 | | 1,000 |
| CSN Export | 31,954 | | 100.00 | 9,794 | 116.033 | 100.00 | 27,696 | 107,587 |
| CSN Islands VII | 1,000 | | 100.00 | 80 | 650 | 100.00 | 34 | 578 |
| CSN Islands VIII | 1,000 | | 100.00 | 19 | 4,201 | 100.00 | 488 | 4.235 |
| CSN Islands IX | 1,000 | | 100.00 | (873) | 4,585 | 100.00 | (3,366) | 5,528 |
| CSN Islands X | 1,000 | | 100.00 | (992) | (26,230) | 100.00 | (4,020) | (25,558) |
| CSN Islands XI | 1,000 | | 100.00 | | | 100.00 | | |
| | | | | | | | | |
| **Logistics** | | | | | | | | |
| Sepetiba Tecon | 254,015,053 | | 99.99 | 2,545 | 165,796 | 99.99 | 8,301 | 163,250 |
| MRS Logistica | 188,332,667 | 151,667,333 | 32.93 | 121,445 | 1,322,556 | 32.93 | 548,383 | 1,201,111 |
| CFN | 160,695,617 | | 46.88 | (5,664) | (92,357) | 46.88 | (34,450) | (86,693) |
| | | | | | | | | |
| **Energy** | | | | | | | | |
| Itá Energética | 520,219,172 | | 48.75 | 9,281 | 592,704 | 48.75 | 29,617 | 583,423 |
| CSN Energia | 1,000 | | 99.99 | 7,176 | 29,128 | 99.90 | 9,208 | 85,249 |
| | | | | | | | | |
| **Mining** | | | | | | | | |
| ERSA | 34,236,307 | | 99.99 | 997 | 29,753 | 99.99 | 18,741 | 28,756 |
| Nacional Minérios | 30,000,000 | | 99.99 | (12,818) | 48,243 | 99.99 | 40,737 | 61,061 |
| Congonhas Minérios | 5,010,000 | | 99.99 | 129 | 5,211 | 99.99 | 72 | 5,082 |
| Pelotização Nacional | 1,000,000 | | 99.99 | | 1,000 | 99.99 | | 1,000 |
| Minas Pelotização | 1,000,000 | | 99.99 | | 1,000 | 99.99 | | 1,000 |
| | | | | | | | | |
| **Cement** | | | | | | 99.99 | | |
| CSN Cimentos | 32,779,940 | | 99.99 | (2,013) | (20,831) | 99.99 | (12,120) | (18,818) |

**(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)**

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| 00403-0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |
|---|---|---|

**04.01 – NOTES TO THE FINANCIAL STATEMENTS**

**b) Movement of investments**

| Companies | Opening Balance of investment | 12/31/2007 Balance of Provision for losses | Equity pick-up and provision for losses | Goodwill amortization [1] | Closing Balance of investment | 03/31/2008 Balance Provision for losses |
|---|---|---|---|---|---|---|
| **Steel** | | | | | | |
| GalvaSud | 105,597 | | 3,910 | | 109,507 | |
| CSN I | 628,280 | | 14,700 | | 642,980 | |
| CSN Steel | 1,423,270 | | 46,316 | | 1,469,586 | |
| INAL | 627,165 | | (574) | | 626,591 | |
| Cia. Metalic Nordeste | 153.992 | | 857 | | 154,849 | |
| INAL Nordeste | 54,030 | | (676) | | 53,354 | |
| CSN Aços Longos | 1 | | | | 1 | |
| Nacional Siderurgia | 1,000 | | | | 1,000 | |
| CSN Overseas | 911,648 | | 31,884 | | 943,532 | |
| CSN Panama | 669,714 | | 70,069 | | 739,783 | |
| CSN Energy | 817,231 | | 236,720 | | 1,053,951 | |
| CSN Export | 107,587 | | 8,445 | | 116,032 | |
| CSN Islands VII | 578 | | 73 | | 651 | |
| CSN Islands VIII | 4,235 | | (34) | | 4,201 | |
| CSN Islands IX | 5,528 | | (942) | | 4,586 | |
| CSN Islands X | | (25,558) | (672) | | | (26,230) |
| | 5,509,856 | (25,558) | 410,075 | | 5,920,604 | (26,230) |
| **Logistics** | | | | | | |
| Sepetiba Tecon | 163,250 | | 2,545 | | 165,795 | |
| MRS Logistica | 395,547 | | 39,994 | | 435,541 | |
| CFN | | (40,640) | (2,655) | | | (43,295) |
| | 558,797 | (40,640) | 39,883 | | 601,336 | (43,295) |
| **Energy** | | | | | | |
| Itá Energética | 284,419 | | 4,524 | | 288,943 | |
| CSN Energia | 85,164 | | 7,198 | | 92,362 | |
| | 369,583 | | 11,722 | | 381,305 | |
| **Mining** | | | | | | |
| ERSA | 66,633 | | 997 | (4,059) | 63,571 | |
| Nacional Minérios | 61,061 | | (12,817) | | 48,244 | |
| Congonhas Minérios | 5,082 | | 129 | | 5,211 | |
| Pelotização Nacional | 1,000 | | | | 1,000 | |
| Minas Pelotização | 1,000 | | | | 1,000 | |
| | 134,776 | | (11,691) | (4,059) | 119,026 | |
| **Cement** | | | | | | |
| CSN Cimentos | | (18,818) | (2,012) | | | (20,830) |
| **Total** | **6,573,012** | **(85,016)** | **447,977** | **(4,059)** | **7,022,271** | **(90,356)** |

(1)    It composes the parent company's equity pick-up, and the consolidated balance of goodwill to amortize is shown in item (e) of this note.

**c) Additional Information on the main operating subsidiaries**

- GALVASUD

Located in Porto Real, in the State of Rio de Janeiro, the Company has as corporate purpose all industrial, commercial and sales promotion activities related to: i) installation and operation of a steel products services center, ii) installation and operation of a hot-immersion galvanization line, iii) installation and operation of laser welding lines for the production of welded blanks destined for the automobile production, iv) just in time supply to the automotive industry and, v) promotion and sales of the products of the Company and of third parties, shareholders inclusively, to the automobile industry.

CSN holds 15.29% of Galvasud's capital stock directly and 84.71% indirectly through wholly-owned subsidiary CSN I.

- INDÚSTRIA NACIONAL DE AÇOS LAMINADOS – INAL

Located in Araucária, State of Paraná, with establishments in the States of São Paulo, Rio de Janeiro, Paraná, Rio Grande do Sul, Pernambuco and Minas Gerais. Its objective is to reprocess and act as

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| 00403-0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |
|---------|--------------------------------|---------------------|

**04.01 – NOTES TO THE FINANCIAL STATEMENTS**

distributor of CSN's steel products, acting as a service and distribution center. Inal serves the industrial, automotive, home appliance, home building, and machinery and equipment segments, among others.

- INAL NORDESTE

Based in Camaçari, State of Bahia, the Company has as its main purpose to reprocess and distribute CSN's steel products, operating as a service and distribution center in the Northeast region of the country.

- COMPANHIA METALÚRGICA PRADA

Based in the city of São Paulo, Prada has branches in the States of São Paulo, Minas Gerais, Santa Catarina and Rio Grande do Sul and has as main activities the manufacturing and trading of metallic products, manufacturing and trading of metallic packaging, as well as the import and export of these products.

For the manufacturing of its products, Prada uses as raw material tinplates supplied by CSN, which is its indirect parent company by means of INAL.

- CIA. METALIC NORDESTE

Based in Maracanaú, State of Ceará, the company has as corporate purpose the manufacturing of metallic packaging destined basically to the beverage industry.

Its operations unit is reckoned as one of the world's most modern ones and counts on two different production lines: the can production line, whose raw material is tin-coated steel whose supplier is the parent company CSN, and the lid production line, which uses aluminum as raw material.

Its production is mainly focused on the North and Northeast markets of Brazil, with the surplus production of lids sold abroad.

The subsidiary received an incentive from PROVIN – Incentive Program to the Operation of Companies, established by the Government of the State of Ceará, which has as main purpose the promotion of the industrial development and job generation in the State.

- SEPETIBA TECON

Company whose objective is to exploit the No.1 Containers Terminal of the Itaguaí Port, located in Itaguaí, State of Rio de Janeiro. This terminal is linked to Presidente Vargas Steelworks by the Southeast railroad network, which is granted to MRS Logística.

Sepetiba Tecon was the winner of the Auction occurred on September 3, 1998, which allows the exploitation of the containers terminal for the term of 25 years, extendable for another 25 years.

- CSN ENERGIA

Its main objective is distributing and trading the surplus electric power generated by CSN and by companies, consortiums or other entities in which CSN holds an interest.

CSN Energia holds a balance receivable related to the electric power sales under the scope of the Electric Power Trade Chamber ("Câmara de Comercialização de Energia Elétrica") – CCEE, in the amount of R$59,129 (R$59,129 as of December 31, 2007), which are due by concessionaires that present injunctions suspending the corresponding payments. Management understands that an allowance for doubtful accounts is not necessary in view of the judicial measures taken by the official entities of the sector.

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| 00403-0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |
|---|---|---|

**04.01 – NOTES TO THE FINANCIAL STATEMENTS**

- CSN CIMENTOS

Based in Volta Redonda, State of Rio de Janeiro, CSN Cimentos is a business in the process of implementation, which will have the production and trading of cement as main purpose. CSN Cimentos will use as raw material the blast furnace slag from the pig iron production of Presidente Vargas Steelworks. The results verified in this company refer to expenses related to residual expenditures resulting from activities of projects, constructions and assemblies, stopped in 2002, when the company was called FEM – Projetos, Construções e Montagens.

- ESTANHO DE RONDÔNIA – ERSA

Ersa is a subsidiary based in the State of Rondônia, where it operates two units, one in the city of Itapuã do Oeste and the other in the city of Ariquemes.

The subsidiary's mining operation for cassiterite (tin ore) is located in Itapuã do Oeste and the casting operations from which metallic tin is obtained, which is one of the main raw materials used in UPV for the production of tin plates, is located in Ariquemes.

- NACIONAL MINÉRIOS - NAMISA

The company is headquartered in the city of Congonhas, State of Minas Gerais, and its main purpose is the trading of iron ore obtained from mining companies or other companies that trade this raw material, with special focus on exports.

The main operations are developed in the city of Congonhas, State of Minas Gerais, and in Itaguaí, State of Rio de Janeiro.

In July 2007, NAMISA acquired all the shares of the mining company Companhia de Fomento Mineral – CFM, a mining company which has a production capacity of 6 million tonnes of iron ore per year. On March 30, 2008 NAMISA incorporated at book value the net assets of CFM in the amount of R$30,838, and according to note 29 CSN analyzes the potential sale, partial or total, of this company.

**d) Additional information on the main jointly-owned subsidiaries**

The balances of the balance sheet and of the statement of income of the companies whose control is shared are shown as follows. These amounts were consolidated in the quarterly financial information of the Company, in accordance with the interest described in item (a) of this Note.

| | | | 03/31/2008 | | | 12/31/2007 |
|---|---|---|---|---|---|---|
| | CFN | MRS | ITASA | CFN | MRS | ITASA |
| Current Assets | 66,682 | 683,787 | 79,905 | 108,037 | 904,143 | 69,220 |
| Non-Current Assets | 407,819 | 2,315,149 | 970,969 | 371,479 | 2,191,698 | 980,891 |
| Long-term assets | 35,760 | 284,799 | 4,269 | 32,712 | 274,005 | 4,177 |
| Investments, Property, Plant and Equipment and Deferred Charges | 372,059 | 2,030,350 | 966,700 | 338,767 | 1,917,693 | 976,714 |
| **Total Assets** | **474,501** | **2,998,936** | **1,050,874** | **479,516** | **3,095,841** | **1,050,111** |
| | | | | | | |
| Current Liabilities | 42,923 | 864,087 | 120,394 | 46,596 | 1,143,200 | 115,278 |
| Non-Current Liabilities | 523,935 | 812,293 | 337,776 | 519,613 | 751,530 | 351,410 |
| | | | | | | |
| Shareholders' Equity | (92,357) | 1,322,556 | 592,704 | (86,693) | 1,201,111 | 583,423 |
| **Total Liabilities and Shareholders' Equity** | **474,501** | **2,998,936** | **1,050,874** | **479,516** | **3,095,841** | **1,050,111** |

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| **00403-0** | **COMPANHIA SIDERÚRGICA NACIONAL** | **33.042.730/0001-04** |
|---|---|---|

**04.01 – NOTES TO THE FINANCIAL STATEMENTS**

| | CFN | MRS | 03/31/2008 ITASA | CFN | MRS | 03/31/2007 ITASA |
|---|---|---|---|---|---|---|
| Net revenue | 16,821 | 532,344 | 51,044 | 14,009 | 480,386 | 48,995 |
| Cost of Goods and Services Sold | (14,751) | (303,428) | (12,310) | (16,864) | (262,540) | (12,435) |
| Gross Income (Loss) | 2,070 | 228,916 | 38,734 | (2,855) | 217,846 | 36,560 |
| Operating Revenue (Expenses) | (2,297) | (27,017) | (12,996) | (4,230) | (21,817) | (6,594) |
| Net Financial Income | (5,807) | (16,416) | (11,657) | (8,721) | (11,893) | (11,865) |
| Operating Income (Loss) | (6,034) | 185,483 | 14,081 | (15,806) | 184,136 | 18,101 |
| Non-Operating Income | 370 | (4) | - | | (10) | |
| Profit (Loss) before income and social contribution taxes | (5,664) | 185,479 | 14,081 | (15,806) | 184,126 | 18,101 |
| Current and deferred income and social contribution taxes | | (64,034) | (4,800) | | (62,593) | (6,168) |
| **Net Income (Loss) for the year** | **(5,664)** | **121,445** | **9,281** | **(15,806)** | **121,533** | **11,933** |

- CIA FERROVIÁRIA NORDESTE – CFN

CFN has as its main objective the exploitation and development of the public rail cargo transport service for the Northeast network.

CFN entered into a concession agreement with the Federal Government on December 31, 1997 for a period of 30 years, extendable for another 30 years. The agreement allows the development of the public service of exploitation of the northeast network which comprises 7 States of the Federation in an extension of 4,534 km. The concession also comprises the leasing of assets of Rede Ferroviária Federal SA (RFFSA) which serve this network and include, among others, constructions, permanent tracks, locomotives, railcars, vehicles, tracks and accessories.

In 2006, the merger of Transnordestina into CFN was authorized, which enabled CFN to concentrate its activities and those of its subsidiary on one single company. In addition, BNDESPar became the holder of a direct investment in CFN, thus making feasible the use of funds from FINOR (Northeast Investment Fund) for the project called "Transnordestina".

- MRS LOGÍSTICA

The Company's main objective is to exploit and to develop public rail cargo transport service for the Southeast network – which comprises the stretch connecting Rio de Janeiro, São Paulo and Belo Horizonte.

MRS entered into a concession agreement with the Federal Government on December 1, 1996 for a period of 30 years, extendable for other 30 years. The agreement allows the development of the public service of exploitation of the southeast network. The concession also comprises the leasing of assets of Rede Ferroviária Federal SA (RFFSA) which serve this network for the same period of the concession and include, among others, constructions, permanent tracks, locomotives, railcars, vehicles, tracks and accessories.

MRS transports the iron ore from Casa de Pedra mine and raw material imported through the Port of Itaguaí, to the Presidente Vargas steelworks (UPV) in Volta Redonda. It also links the UPV steelworks to the ports of Rio de Janeiro and Santos and also to other cargo terminals in the State of São Paulo, which is the main market for CSN's goods.

- ITÁ ENERGÉTICA S.A. – ITASA

Itasa holds a 60.5% interest in the Itá Consortium created for the exploitation of the Itá Hydroelectric Plant pursuant to the concession agreement of December 28, 1995, and its addendum no.1 dated July 31, 2000, executed between the consortium holders (Itasa and Centrais Geradoras do Sul do Brasil - Gerasul, formerly called Tractebel Energia S.A.) and the Brazilian Agency for Electric Energy (ANEEL).

**FEDERAL PUBLIC SERVICE**
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**March 31, 2008**

**Accounting Practices**
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| 00403-0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |
|---|---|---|

**04.01 – NOTES TO THE FINANCIAL STATEMENTS**

CSN holds 48.75% of the subscribed capital and the total amount of common shares issued by Itasa, a special purpose company originally established to make feasible the construction of the Itá Hydroelectric Plant, the contracting of the supply of goods and services necessary to carry out the venture and the obtainment of financing through the offering of the corresponding guarantees.

**e) Goodwill on acquisition of investments**

As of March 31, 2008, the Company maintained recorded the amount of R$896,106 (R$954,452 as of December 31, 2007), net of amortizations, related to goodwill based on the expectation of future profits, with amortization up to five years, net of amortization.

| Goodwill  on Investments: | Balance at 12/31/2007 | Amortizations/ write-off | Balance at 03/31/2008 | Investor |
|---|---|---|---|---|
| **Parent Company** | | | | |
| Ersa | 37,878 | (4,058) | 33,820 | CSN |
| **Sub-total parent company** | **37,878** | | **33,820** | |
| GalvaSud | 41,761 | (6,961) | 34,800 | CSN I |
| CSN LLC | 8,888 | (2,745) | 6,143 | CSN Panama |
| Prada | 61,305 | (3,831) | 57,474 | INAL |
| Lusosider | 11,864 | (965) | 10,899 | CSN Steel |
| CFM | 792,600 | (39,630) | 752,970 | NAMISA |
| Other | 156 | (156) | | INAL |
| **Total Consolidated** | **954,452** | **(58,346)** | **896,106** | |

**f) Additional information on indirect interests abroad:**

- Companhia Siderúrgica Nacional – LLC

Incorporated in 2001 with the assets and liabilities of the extinct Heartland Steel Inc., headquartered in Wilmington, State of Delaware – USA, it has an industrial plant in Terre Haute, State of Indiana – USA, where there is a  complex comprising a cold rolling line, a pickling line for hot spools and a galvanization line. CSN LLC is a wholly-owned, indirect subsidiary through CSN Panama.

- LUSOSIDER

Incorporated in 1996 in succession to Siderurgia Nacional – a company privatized by the Portuguese government that year. Lusosider is the only Portuguese company of the steel sector to produce cold-re-rolled flat steel, with a corrosion-resistant coating. The Company presents in Paio Pires an installed capacity of around 550 thousand tonnes/year to produce four large groups of metallurgic products: galvanized plate, cold-rolled plate and pickled and oiled plate.

Its products may be used in the packaging industry, in civil construction (piping and metallic structures), in home appliance components.

**(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)**

**FEDERAL PUBLIC SERVICE**
**CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION**
**QUARTERLY INFORMATION**                                    **March 31, 2008**
**COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY**

**Accounting Practices**
**Adopted in Brazil**

| **00403-0** | **COMPANHIA SIDERÚRGICA NACIONAL** | **33.042.730/0001-04** |
|---|---|---|

**04.01 – NOTES TO THE FINANCIAL STATEMENTS**

## 11. PROPERTY, PLANT AND EQUIPMENT

| | | | | **Parent Company** | |
|---|---|---|---|---|---|
| | | | | 03/31/2008 | 12/31/2007 |
| | Depreciation, depletion and amortization rate (% p.a.) | Revalued Cost | Accumulated depreciation, depletion and amortization | Net | Net |
| Machinery and equipment | 9.89 | 7,988,191 | (709,781) | 7,278,410 | 7,443,415 |
| Mines and mineral deposits | 2.50 | 2,560,776 | (86,996) | 2,473,780 | 2,489,582 |
| Buildings | 3.66 | 964,578 | (38,511) | 926,067 | 930,764 |
| Other assets | 20.00 | 233,063 | (90,261) | 142,802 | 134,296 |
| Furniture and fixtures | 10.00 | 105,129 | (91,631) | 13,498 | 13,873 |
| Land | | 412,089 | | 412,089 | 411,992 |
| Property, plant and equipment in progress | | 1,351,931 | | 1,351,931 | 1,194,921 |
| | | **13,615,757** | **(1,017,180)** | **12,598,577** | **12,618,843** |

| | | | | **Consolidated** | |
|---|---|---|---|---|---|
| | | | | 03/31/2008 | 12/31/2007 |
| Machinery and equipment | | 9,382,382 | (1,082,441) | 8,299,941 | 8,463,455 |
| Mines and mineral deposits | | 2,580,621 | (98,847) | 2,481,774 | 2,496,542 |
| Buildings | | 1,630,817 | (140,080) | 1,490,737 | 1,499,028 |
| Other assets | | 1,214,533 | (382,212) | 832,321 | 717,724 |
| Furniture and fixtures | | 126,914 | (107,272) | 19,642 | 20,293 |
| Land | | 475,056 | | 475,056 | 488,350 |
| Property, plant and equipment in progress | | 1,782,006 | | 1,782,006 | 1,610,250 |
| | | **17,192,329** | **(1,810,852)** | **15,381,477** | **15,295,642** |

At the Extraordinary General Meeting held on April 30, 2007, pursuant to paragraphs 15 and 17 of the CVM Resolution 183/95, the shareholders approved the reappraisal report which included land, buildings, improvements, Casa de Pedra iron ore mine, machinery, equipment and facilities of the operating units of Volta Redonda, Arcos, Congonhas do Campo, Itaguaí, Barueri and Araucária, as well as the Company's real estate properties for operating support.

In order to maintain uniform procedures, the Company also performed the reappraisal of the assets of the subsidiaries Galvasud, Inal, Inal Nordeste, Cia Metalic, Sepetiba Tecon, Estanho de Rondônia and CSN Cimentos, which were approved at the Extraordinary General Meetings held by the subsidiaries.

The portion of depreciation, depletion and write-off of the revaluated assets, absorbed in the result of each year, is transferred in shareholders' equity in equal amount, from the revaluation reserve to retained earnings, thus, composing the base for the distribution of dividends. In the quarter ended March 31, 2008 this amount net of income and social contribution taxes amounted to R$72,861.

For the jointly-owned subsidiaries, property, plant and equipment are recorded by the cost of acquisition, formation or construction and are presented in this note, mainly in the group of other assets.

As of March 31, 2008, the Company presented R$6,327,186 (R$6,432,820 as of December 31, 2007) as revaluation of own assets and R$221,896 (R$225,038 as of December 31, 2007) as subsidiaries' assets, net of depreciation.

The financial charges capitalized in the quarter amounted to R$22,012 in the parent company and R$22,864 in the consolidated. These charges are basically determined on the financing agreements for the company's mining projects.

As of March 31, 2008, the assets provided as collateral for financial operations amounted to R$47,985 (R$47,985 as of December 31, 2007).

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

**FEDERAL PUBLIC SERVICE**
**CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION**
**QUARTERLY INFORMATION**
**COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY**

**March 31, 2008**

**Accounting Practices**
**Adopted in Brazil**

| 00403-0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |
|---|---|---|

**04.01 – NOTES TO THE FINANCIAL STATEMENTS**

## 12. DEFERRED CHARGES

| | | | Consolidated | |
|---|---|---|---|---|
| | | | 03/31/2008 | 12/31/2007 |
| | Cost | Accumulated Amortization | Net | Net |
| Information technology projects | 39,510 | (33,679) | 5,831 | 7,756 |
| Expansion projects | 193,905 | (131,769) | 62,136 | 69,716 |
| Pre-operating expenses | 116,428 | (59,956) | 56,472 | 31,695 |
| Other | 243,968 | (146,420) | 97,548 | 117,304 |
| | **593,811** | **(371,824)** | **221,987** | **226,471** |

| | | | Parent Company | |
|---|---|---|---|---|
| | | | 03/31/2008 | 12/31/2007 |
| | Cost | Accumulated Amortization | Net | Net |
| Information technology projects | 39,510 | (33,679) | 5,831 | 7,756 |
| Expansion projects | 193,905 | (131,769) | 62,136 | 69,716 |
| Other | 136,257 | (41,564) | 94,693 | 83,711 |
| | **369,672** | **(207,011)** | **162,660** | **161,183** |

The information technology projects are represented by projects for automation and computerization of operating processes that aim to reduce costs and increase the Company's competitiveness.

The expansion projects are primarily related to expanding the production capacity of Casa de Pedra mine and enlarging the port of Itaguaí for the shipping of part of this production.

The amortization of the deferred charges related to information technology projects and other projects in 2008 was in the amount of R$14,993 (R$13,485 in the first quarter of 2007), of which R$12,504 (R$10,393 in the first quarter of 2007) was allocated to production costs and R$2,489 (R$3,092 in the first quarter of 2007) was allocated to selling, general and administrative expenses.

Funds applied in deferred assets are amortized on a straight-line basis over the time period expected for future benefits, not exceeding 10 years.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

**FEDERAL PUBLIC SERVICE**
**CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION**
**QUARTERLY INFORMATION**              **March 31, 2008**      **Accounting Practices**
**COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY**       **Adopted in Brazil**

| 00403-0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |
|---|---|---|

**04.01 – NOTES TO THE FINANCIAL STATEMENTS**

### 13. LOANS AND FINANCING

| | | Consolidated | | | | | Parent Company | |
|---|---|---|---|---|---|---|---|---|
| | Current Liabilities | | Non-current Liabilities | | Current Liabilities | | | Non-current Liabilities |
| | 03/31/2008 | 12/31/2007 | 03/31/2008 | 12/31/2007 | 03/31/2008 | 12/31/2007 | 03/31/2008 | 12/31/2007 |
| **FOREIGN CURRENCY** | | | | | | | | |
| **Short-term Financing** | | | | | | | | |
| **Working capital** | | 89,934 | | | | | | |
| **Long-Term Loans** | | | | | | | | |
| Advance on Export Contracts | 107,074 | 65,874 | 90,592 | 202,701 | 107,074 | 65,874 | 90,592 | 202,701 |
| Prepayment | 177,666 | 172,664 | 1,346,994 | 1,416,569 | 247,233 | 245,210 | 2,965,775 | 2,682,151 |
| Perpetual Bonds | 26,309 | 26,643 | 1,311,825 | 1,328,475 | | | | |
| Fixed Rate Notes | 529,423 | 543,174 | 1,661,645 | 1,682,735 | 613,445 | 528,375 | 2,717,339 | 2,568,055 |
| Import Financing | 74,851 | 75,629 | 142,933 | 138,951 | 65,629 | 64,318 | 87,849 | 91,366 |
| BNDES/Finame | 1,404 | 1,526 | 81,847 | 81,865 | 1,324 | 1,448 | 76,905 | 77,881 |
| Other | 149,628 | 17,391 | 297,661 | 291,033 | 8,761 | 9,935 | 10,232 | 10,362 |
| | 1,066,355 | 902,901 | 4,933,497 | 5,142,329 | 1,043,466 | 915,160 | 5,948,692 | 5,632,516 |
| | | | | | | | | |
| **LOCAL CURRENCY** | | | | | | | | |
| **Long-Term Loans** | | | | | | | | |
| BNDES/Finame | 143,003 | 138,675 | 1,086,026 | 1,070,783 | 88,616 | 85,360 | 704,700 | 707,323 |
| Debentures (Note 14) | 412,077 | 413,220 | 640,950 | 640,950 | 347,929 | 350,147 | 600,000 | 600,000 |
| Other | 31,127 | 24,619 | 73,907 | 76,829 | 100,989 | 97,216 | 4,900 | 4,901 |
| | 586,207 | 576,514 | 1,800,883 | 1,788,562 | 537,534 | 532,723 | 1,309,600 | 1,312,224 |
| **Total Loans and Financing** | 1,652,562 | 1,569,349 | 6,734,380 | 6,930,891 | 1,581,000 | 1,447,883 | 7,258,292 | 6,944,740 |
| | | | | | | | | |
| Derivatives | (35,075) | 258,639 | | | (174,292) | 288,623 | | |
| | | | | | | | | |
| **Total Loans, Financing and Derivatives** | 1,617,487 | 1,827,988 | 6,734,380 | 6,930,891 | 1,406,708 | 1,736,506 | 7,258,292 | 6,944,740 |

As of March 31, 2008, the amortization of the long-term principal presents the following composition, by year of maturity:

| | Consolidated | | Parent Company | |
|---|---|---|---|---|
| 2009 | 373,802 | 5.6% | 294,858 | 4.1% |
| 2010 | 1,734,917 | 25.8% | 951,099 | 13.1% |
| 2011 | 610,907 | 9.1% | 612,567 | 8.4% |
| 2012 | 1,415,828 | 21.0% | 1,359,769 | 18.7% |
| After 2013 | 1,287,102 | 19.1% | 4,039,999 | 55.7% |
| Perpetual Bonds | 1,311,824 | 19.5% | | |
| | 6,734,380 | 100.0% | 7,258,292 | 100.0% |

Interest on loans and financing and debentures have the following annual rates as of March 31, 2008:

| | Consolidated | | Parent Company | |
|---|---|---|---|---|
| | Local Currency | Foreign Currency | Local Currency | Foreign Currency |
| Up to 7% | 113,573 | 1,825,767 | 11,746 | 3,485,128 |
| From 7.1 to 9% | 448,887 | 591,359 | 430,859 | 2,068,613 |
| From 9.1 to 11% | 609,335 | 3,567,862 | 456,600 | 1,438,417 |
| Above 11% | 1,198,735 | | 947,929 | |
| Variable | 16,555 | (20,206) | | (174,293) |
| | 2,387,085 | 5,964,782 | 1,847,134 | 6,817,866 |
| | | 8,351,867 | | 8,665,000 |

**FEDERAL PUBLIC SERVICE**
**CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION**
**QUARTERLY INFORMATION**                                    **March 31, 2008**
**COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY**

**Accounting Practices
Adopted in Brazil**

| **00403-0** | **COMPANHIA SIDERÚRGICA NACIONAL** | **33.042.730/0001-04** |
|---|---|---|

**04.01 – NOTES TO THE FINANCIAL STATEMENTS**

Percentage composition of total loans, financings and debentures, by contracted currency/index of origin:

|  | **Consolidated** | | **Parent Company** | |
|---|---|---|---|---|
|  | 03/31/2008 | 12/31/2007 | 03/31/2008 | 12/31/2007 |
| **Local Currency** | | | | |
| CDI | 8.76 | 8.54 | 7.04 | 7.23 |
| IGPM | 4.81 | 4.38 | 4.99 | 4.76 |
| TJLP | 14.77 | 13.88 | 9.16 | 9.13 |
| IGP-DI | 0.14 | 0.13 | 0.14 | 0.13 |
| Other currencies | 0.09 | 0.07 | | |
|  | **28.57** | **27.00** | **21.33** | **21.25** |
| **Foreign Currency** | | | | |
| US dollar | 71.70 | 69.89 | 54.70 | 52.07 |
| Yen | | | 25.96 | 23.34 |
| Euro | 0.15 | 0.16 | 0.02 | 0.02 |
| Other currencies | (0.42) | 2.95 | (2.01) | 3.32 |
|  | **71.43** | **73.00** | **78.67** | **78.75** |
|  | **100.00** | **100.00** | **100.00** | **100.00** |

In July 2005, the Company issued perpetual bonds amounting to US$750 million through its subsidiary CSN Islands X Corp.. These bonds of indefinite maturity pay 9.5% p.a. and the Company has the right to settle the transaction at its face value after 5 years, on the maturity dates for the interest.

As of March 31, 2008 loans with certain agents have certain restrictive clauses which are adequately complied with.

The Company contracts derivative operations with the purpose of minimizing significant fluctuation risks in the parity between the Real and foreign currencies.

The loans, financings and debentures recorded in equity accounts as of March 31, 2008, whose estimated market value is different from the book value, are represented as follows:

|  | **Consolidated** | | **Parent Company** | |
|---|---|---|---|---|
|  | Book Value | Market Value | Book Value | Market Value |
| Loans, financings and debentures (short and long-term) | 8,351,867 | 8,649,179 | 8,665,000 | 8,638,255 |

The guarantees provided for loans comprise fixed assets items, bank guarantees, sureties and securitization operations (exports), as shown in the following table and does not consider the guarantees provided to subsidiaries and jointly-owned subsidiaries mentioned in Note 16.

|  | 03/31/2008 | 12/31/2007 |
|---|---|---|
| Property, Plant and Equipment | 47,985 | 47,985 |
| Personal Guarantee | 68,391 | 68,159 |
| Imports | 85,087 | 87,525 |
| Securitizations (Exports) | 224,032 | 252,307 |
|  | **425,495** | **455,976** |

The securitization operations carried out through the subsidiary CSN Export have certain covenants, which were adequately complied with on March 31, 2008.

**(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)**

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**March 31, 2008**

**Accounting Practices**
**Adopted in Brazil**

| 00403-0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |
|---|---|---|

**04.01 – NOTES TO THE FINANCIAL STATEMENTS**

Funding and amortizations in the current period are demonstrated in the tables below:

| | | | | | | **Funding** |
|---|---|---|---|---|---|---|
| Company | Description | Principal (millions) | Issue | Term | Maturity | Interest rate (p.a.) |
| CSN Cimentos | BNDES | 9 | 02/26/2008 | 7years | 02/15/2014 | TJLP+2.7%to3.2% |
| **Total funding in R$** | | 9 | | | | |
| CSN | ACC | 20 | 03/19/2008 | 1year | 03/16/2009 | 3.25% |
| CSN Madeira | CSFB | 80 | 01/16/2008 | 7months | 08/01/2008 | 4.21% |
| **Total funding in US$** | | 100 | | | | |

| | | | | **Amortizations** |
|---|---|---|---|---|
| Company | Description | Principal (millions) | Settlement | Interest rate (p.a.) |
| CSN | ACC/ACE | R$60 | Jan/2008 | 6.00% |

## 14. DEBENTURES

### (a) Third issue

As approved at the Board of Directors Meeting held on December 11 and ratified on December 18, 2003, the Company issued, on December 1, 2003, 50,000 registered and non-convertible debentures, in two tranches, unsecured without preference, for the unit face value of R$10. These debentures were issued for a total issue value of R$500,000. The credits generated in the negotiations with the financial institutions were received on December 22 and 23, 2003, in the amount of R$505,029. The difference of R$5,029, resulting from the variation of the unit price between the date of issue and of the effective trading was recorded in Shareholders' Equity as Capital Reserve, subsequently used in the stock repurchase program.

The debentures of this 1st tranche issue, amounting to R$250,000, representing 25,000 debentures, were redeemed on December 1, 2006, as provided for by deed and compensation interest corresponding to 106.5% of Cetip's CDI was due on these debentures until the redemption date.

The face value of the 2nd tranche of this issue is adjusted by the IGP-M plus compensation interest of 10% p.a. and its maturity is scheduled for December 1, 2008.

### (b) Fourth issue

As approved at the Board of Directors Meeting held on December 20, 2005 and ratified on April 24, 2006, the Company issued, on February 1, 2006, 60,000 non-convertible and unsecured debentures, in one single tranche, with a unit face value of R$10. These debentures were issued in the total issuance value of R$600,000. The credits from the negotiations with the financial institutions were received on May 3, 2006 in the amount of R$623,248. The difference of R$23,248, resulting from the variation of the unit price between the date of issue and the effective trading was recorded in Shareholders' Equity as Capital Reserve and subsequently used in the stock repurchase program.

Compensation interest is applied on the face value balance of these debentures, representing 103.6% of the Cetip's CDI, in the amount of R$9,934 as of March 31, 2008, and the maturity of the face value is scheduled for February 1, 2012, without early redemption option.

The deeds for these issues contain certain restrictive covenants, which have been duly complied with.

| FEDERAL PUBLIC SERVICE<br>CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION<br>QUARTERLY INFORMATION<br>COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY | **March 31, 2008** | **Accounting Practices<br>Adopted in Brazil** |
|---|---|---|

| 00403-0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |
|---|---|---|

**04.01 – NOTES TO THE FINANCIAL STATEMENTS**

## 15. DERIVATIVES AND FINANCIAL INSTRUMENTS

### General Considerations

The Company's business mainly consists of the production of flat steel to supply the domestic and foreign markets and mining of iron ore, limestone, dolomite and tin to supply the Presidente Vargas Steelworks' (UPV) needs. The Company also sells the surplus production. In order to finance its activities, the Company often resorts to the domestic and international capital markets, and due to the debt profile it seeks, part of the Company's debt is denominated in U.S. dollar.

As of March 31, 2008, the consolidated position of the outstanding derivative agreements was as follows:

| | Agreement | | Book Value | Fair Value |
|---|---|---|---|---|
| | **Maturity** | **Notional Value** | | |
| Variable income swap (*) | Jul-31-08 | US$49,223 thousand | R$1,740,451 | R$1,738,101 |
| Exchange swaps registered with CETIP | Apr-01-08<br>May-02-08 | US$719,500 thousand<br>US$250,000 thousand | R$42,828<br>(R$7,753) | R$44,851<br>(R$5,171) |
| Exchange swaps registered with CETIP (contracted by exclusive funds) | Apr-01-08<br>May-02-08<br>Mar-16-09 | US$560,000 thousand<br>US$100,000 thousand<br>US$20,000 thousand | R$34,040<br>(R$2,401)<br>R$1,085 | R$34,040<br>(R$2,401)<br>R$1,085 |

(*) In June 2007, non-cash swap contracts, in the amount of US$458 million, were transferred from the subsidiary CSN Steel to the subsidiary CSN Madeira, through a loan agreement. The non-cash swap establishes that UBS Pactual Asset Management S.A. DTVM - the counterparty financial institution - undertakes to remunerate, at the end of the contract, the positive price variation of variable income assets, while the subsidiary undertakes to pay the same notional value adjusted at the fixed rate of 6.2569% per annum in US dollars. In conformity with an addendum to the agreement in July 2007, the maturity of the operation was extended to July 31, 2008.

The main non-operating risk factors that can affect the Company's business are listed below, as well as a more detailed explanation about the derivatives associated with them:

### I - Exchange rate risk

Although most of the Company's revenues are denominated in Brazilian reais, as of March 31, 2008, R$5,999,852 or 72% of the Company's consolidated loans and financing (except for derivates) were denominated in foreign currency (R$6,045,232 or 70% on December 31, 2007). As a result, the Company is subject to fluctuations in exchange and interest rates and manages the risk of the fluctuations in the amounts in Brazilian reais that will be necessary to pay the obligations in foreign currency, using a number of financial instruments, including dollar investments and derivatives, mainly futures contracts, swaps contracts, and exchange option contracts.

### Exchange swap transactions

Exchange swap agreements aim to protect its liabilities denominated in foreign currency against the devaluation of the Real. Basically, the Company carried out swaps of its U.S. dollar-denominated liabilities for Interbank Deposit Certificate - CDI. The notional value (reference) of these swaps as of March 31, 2008 was US$1,649,500 thousand.

**(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)**

**FEDERAL PUBLIC SERVICE**
**CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION**
**QUARTERLY INFORMATION**                                    **March 31, 2008**          Accounting Practices
**COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY**                                        Adopted in Brazil

| 00403-0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |
|---|---|---|

**04.01 – NOTES TO THE FINANCIAL STATEMENTS**

### II – Interest rate risk

The Company has short and long term liabilities and, consequently, exposure to fixed and floating interest rates and some indexes, such as IGP-M. The Company also has assets which can be indexed to floating interest rates, fixed interest rates and/or other indexes. Due to this exposure, the Company may carry out transactions with derivatives to manage these risks better.

### III – Derivatives associated with other price fluctuation risks of financial assets

#### Variable income swap agreements

The outstanding agreements as of March 31, 2008 were as follows:

| Date of Issue | Maturity date of agreements | Notional value (US$ thousand) | Assets | | Liabilities | | Curve value (book value) | | Fair value | |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | 3/31/2008 | 12/31/2007 | 3/31/2008 | 12/31/2007 | 3/31/2008 | 12/31/2007 | 3/31/2008 | 12/31/2007 |
| 4/7/2003 | 7/31/2008 | 35,835 | 1,359,722 | 1,164,232 | 93,428 | 93,179 | 1,266,295 | 1,071,053 | 1,264,581 | 1,070,171 |
| 4/9/2003 | 7/31/2008 | 5,623 | 211,814 | 181,361 | 14,652 | 14,613 | 197,161 | 166,748 | 196,893 | 166,610 |
| 4/10/2003 | 7/31/2008 | 1,956 | 76,068 | 65,132 | 5,096 | 5,083 | 70,973 | 60,050 | 70,879 | 60,001 |
| 4/11/2003 | 7/31/2008 | 1,032 | 39,281 | 33,633 | 2,686 | 2,679 | 36,594 | 30,954 | 36,545 | 30,929 |
| 4/28/2003 | 7/31/2008 | 1,081 | 37,543 | 32,146 | 2,802 | 2,794 | 34,742 | 29,352 | 34,690 | 29,325 |
| 4/30/2003 | 7/31/2008 | 76 | 2,645 | 2,264 | 198 | 197 | 2,446 | 2,066 | 2,443 | 2,065 |
| 5/14/2003 | 7/31/2008 | 192 | 6,949 | 5,951 | 497 | 495 | 6,453 | 5,455 | 6,444 | 5,450 |
| 5/15/2003 | 7/31/2008 | 432 | 15,787 | 13,518 | 1,115 | 1,112 | 14,673 | 12,406 | 14,652 | 12,395 |
| 5/19/2003 | 7/31/2008 | 1,048 | 40,112 | 34,345 | 2,701 | 2,694 | 37,411 | 31,651 | 37,361 | 31,626 |
| 5/20/2003 | 7/31/2008 | 264 | 10,425 | 8,926 | 679 | 677 | 9,746 | 8,248 | 9,733 | 8,242 |
| 5/21/2003 | 7/31/2008 | 415 | 17,071 | 14,618 | 1,067 | 1,065 | 16,005 | 13,552 | 15,985 | 13,543 |
| 5/22/2003 | 7/31/2008 | 326 | 13,445 | 11,513 | 840 | 837 | 12,607 | 10,676 | 12,591 | 10,668 |
| 5/28/2003 | 7/31/2008 | 439 | 17,449 | 14,941 | 1,129 | 1,126 | 16,321 | 13,815 | 16,301 | 13,806 |
| 5/29/2003 | 7/31/2008 | 408 | 16,543 | 14,169 | 1,048 | 1,045 | 15,496 | 13,120 | 15,477 | 13,110 |
| 6/5/2003 | 7/31/2008 | 96 | 3,776 | 3,234 | 247 | 247 | 3,530 | 2,988 | 3,525 | 2,985 |
| | | 49,223 | 1,868,632 | 1,599,983 | 128,184 | 127,843 | 1,740,451 | 1,472,134 | 1,738,101 | 1,470,926 |

The purpose of these swaps is to improve the return on CSN's financial assets, increasing the exposure to variable income, which historically yields greater long term returns than the fixed income assets, thus, decreasing the impact of the cost of carrying CSN's long term debt in consolidated financial expenses, net.

**FEDERAL PUBLIC SERVICE**
**CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION**
**QUARTERLY INFORMATION**
**COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY**

**March 31, 2008**

**Accounting Practices
Adopted in Brazil**

| 00403-0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |
|---|---|---|

**04.01 – NOTES TO THE FINANCIAL STATEMENTS**

## IV – Consolidated balance sheet classified by currency

|  | U.S. Dollar | Euro | Other Foreign Currencies | Reais | 03/31/2008 Total |
|---|---|---|---|---|---|
| **Current Assets** | **652,645** | **2,448,784** | **12,807** | **4,381,255** | **7,495,491** |
| Cash and Cash equivalents | 35,254 | 20,637 | 363 | 119,890 | 176,144 |
| Marketable Securities | 227,759 | 2,036,928 | 8,466 | 1,014,440 | 3,287,593 |
| Customers | 103,649 | 183,467 |  | 456,177 | 743,293 |
| Inventories | 117,555 | 169,895 |  | 1,885,300 | 2,172,750 |
| Insurance Claimed |  |  |  | 186,247 | 186,247 |
| Deferred Income and Social Contribution Taxes |  |  |  | 416,789 | 416,789 |
| Other | 168,428 | 37,857 | 3,978 | 302,412 | 512,675 |
| **Non-current Assets** | **189,978** | **140,848** |  | **18,343,006** | **18,673,832** |
| **Long-term Assets** | **55,610** | **17,491** |  | **2,099,392** | **2,172,493** |
| Financial Investments |  | 17,491 |  | 90,834 | 108,325 |
| Deferred Income and Social Contribution Taxes |  |  |  | 631,005 | 631,005 |
| Judicial Deposits |  |  |  | 676,258 | 676,258 |
| Other | 55,610 |  |  | 701,295 | 756,905 |
| **Permanent** | **134,368** | **123,357** |  | **16,243,614** | **16,501,339** |
| **Total** | **842,623** | **2,589,632** | **12,807** | **22,724,261** | **26,169,323** |
|  |  |  |  |  |  |
| **Current Liabilities** | **1,657,503** | **193,803** | **81** | **3,646,239** | **5,497,626** |
| Loans, Financing and Debentures | 886,414 | 144,867 |  | 586,206 | 1,617,487 |
| Suppliers | 681,732 | 42,025 | 81 | 359,583 | 1,083,421 |
| Deferred Income and Social Contribution Taxes |  |  |  | 176,064 | 176,064 |
| Taxes payable | 76,334 | 524 |  | 512,285 | 589,143 |
| Other | 13,023 | 6,387 |  | 2,012,101 | 2,031,511 |
| **Non-current Liabilities** | **4,712,597** | **220,874** | **108** | **7,477,120** | **12,410,699** |
| Loans, Financing and Debentures | 4,712,597 | 220,792 | 108 | 1,800,883 | 6,734,380 |
| Contingent Liabilities- Net of Deposits |  | 58 |  | 2,512,629 | 2,512,687 |
| Deferred Income Tax and Social Contribution Taxes |  |  |  | 2,019,211 | 2,019,211 |
| Other |  | 24 |  | 1,144,397 | 1,144,421 |
| **Shareholders' Equity** |  |  |  | **8,260,998** | **8,260,998** |
| **Total** | **6,370,100** | **414,677** | **189** | **19,384,357** | **26,169,323** |

## V - Credit risk

The credit risk exposure with financial instruments is managed through restricting the counterparts to large financial institutions with high credit quality. Thus, Management believes that the risk of non-compliance by the counterparts is insignificant. The Company neither maintains nor issues financial instruments for commercial purposes. The selection of clients, as well as the diversification of its accounts receivable and the control on sales financing conditions through business segment are procedures adopted by CSN to minimize occasional problems with its customers. Since part of the Companies' funds is invested in Brazilian government securities, there is exposure to the credit risk with the government.

## VI - Fair value

The market values were calculated according to the conditions in the local and foreign markets as of March 31, 2008, for financial transactions with identical features, such as volume and term of the transaction and maturity dates. All transactions carried out in non-organized markets (over-the-counter markets) were contracted with financial institutions previously approved by the Company's Board of Directors.

**(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)**

| | |
|---|---|
| **FEDERAL PUBLIC SERVICE**<br>**CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION**<br>**QUARTERLY INFORMATION**<br>**COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY** | **March 31, 2008** | **Accounting Practices**<br>**Adopted in Brazil** |

| **00403-0** | **COMPANHIA SIDERÚRGICA NACIONAL** | **33.042.730/0001-04** |

**04.01 – NOTES TO THE FINANCIAL STATEMENTS**

### 16. SURETIES AND GUARANTEES

The Company has the following responsibilities with its subsidiaries and jointly-owned subsidiaries, in the amount of R$4,318.8 million (R$4,331.7 million on December 31, 2007), for guarantees provided:

| Companies | Currency | In millions 03/31/2008 | 12/31/2007 | Maturity | Conditions |
|---|---|---|---|---|---|
| CFN | R$ | 250.2 | 250.2 | 11/15/2020 | BNDES loan guarantee |
| CSN Cimentos | R$ | 0.3 | | Indeterminate | Guarantee to settle the debt with INSS |
| CSN Cimentos | R$ | 27.0 | | Indeterminate | Surety in letter of bank guarantee |
| CSN Cimentos | R$ | 0.3 | 0.3 | 12/31/2020 | To guarantee the fixed cash debt corresponding to tax credit |
| CSN Cimentos | R$ | 7.9 | 7.9 | 10/13/2008 | To ensure the Lessee the obligations of the Lessor |
| CSN Energia | R$ | 1.0 | 1.0 | Indeterminate | To guarantee the payment of the amount discussed in the Tax Foreclosure no.2007.51.01.503434-7 |
| INAL | R$ | 10.0 | | Indeterminate | Collateral signature in guarantee contract for tax foreclosure |
| INAL | R$ | 0.6 | | Indeterminate | Collateral signature in guarantee contract to ensure ICMS processes |
| INAL | R$ | 0.3 | 0.3 | 3/2/2008 | To ensure the responsibility of the Lessee in the compliance with the requirement of the court collateral |
| Prada | R$ | 0.4 | 0.4 | 1/3/2012 | Electricity Purchase and Sale Agreement dated December 4, 2006 |
| Prada | R$ | 5.8 | 5.8 | 8/28/2008 | To ensure the responsibility of the Lessee referring to rent agreement of real estate |
| Sepetiba Tecon | R$ | 15.0 | 15.0 | 5/5/2011 | Collateral by CSN to issue the Export Credit Note |
| **Total in R$** | | **318.8** | **280.9** | | |
| CSN Islands VII | US$ | 275.0 | 275.0 | 09/12/2008 | Guarantee by CSN in Bond issue |
| CSN Islands VIII | US$ | 550.0 | 550.0 | 12/16/2013 | Guarantee by CSN in Bond issue |
| CSN Islands IX | US$ | 400.0 | 400.0 | 1/15/2015 | Guarantee by CSN in Bond issue |
| CSN Islands X | US$ | 750.0 | 750.0 | Perpetual | Guarantee by CSN in Bond issue |
| CSN Steel | US$ | 120.0 | 120.0 | 12/29/2011 | Guarantee by CSN in Promissory Notes issue |
| INAL | US$ | 1.4 | 1.4 | 3/26/2008 | Personal guarantee to finance equipment |
| Sepetiba Tecon | US$ | 16.7 | 16.7 | 9/15/2012 | Personal guarantee to finance equipment acquisition and terminal implementation |
| Aços Longos | US$ | 55.0 | 55.0 | Indeterminate | Letter of Credit for equipment acquisition |
| CSN Cimentos | US$ | 13.3 | 13.3 | 6/30/2008 | Letter of Credit for equipment acquisition |
| CSN Cimentos | US$ | 15.5 | 15.5 | 4/19/2008 | Standby |
| Nacional Minérios | US$ | 90.0 | 90.0 | 7/19/2010 | Collateral by CSN to issue bank guarantee necessary to purchase of Cia de Fomento Mineral e Participações - CFM |
| **Total in US$** | | **2,286.9** | **2,286.9** | | |

### 17. TAXES PAID IN INSTALLMENTS

The Company filed a lawsuit pleading the right to the presumed credit of IPI on the acquisition of exempt, immune inputs, not taxed or taxed at zero rate and in May 2003 an injunction was obtained authorizing the use of the referred credits. The Regional Federal Court of the 2[nd] Region, through the appeal filed by the Federal Union, revoked the aforementioned authorization and on August 27, 2007, the lawsuit had an unfavorable decision to the Company. In view of such a decision, the Company paid the debit in 60 months, and as of March 31, 2008 the position was as follows:

| | **Parent Company** | |
|---|---|---|
| | **03/31/2008** | **12/31/2007** |
| Corporate Income Tax (IRPJ) | 323,385 | 332,950 |
| Social Contribution on Net Income (CSLL) | 54,024 | 55,621 |
| Excise Tax (IPI) | 254,047 | 261,502 |
| Social Integration Program (PIS) | 50,010 | 51,489 |
| Contribution for Social Security Financing (COFINS) | 270,140 | 278,129 |
| | 951,606 | 979,691 |
| | | |
| **Current Liabilities** | **211,311** | **206,106** |
| **Non-current Liabilities** | **740,295** | **773,585** |

**(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)**

**FEDERAL PUBLIC SERVICE**
**CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION**
**QUARTERLY INFORMATION**                                      **March 31, 2008**           **Accounting Practices**
**COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY**                                         **Adopted in Brazil**

| 00403-0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |

**04.01 – NOTES TO THE FINANCIAL STATEMENTS**

## 18. CONTINGENT LIABILITIES AND JUDICIAL DEPOSITS

The Company is currently party to several administrative and judicial proceedings involving actions and complaints of a number of issues. Details of the amounts recorded as provisions and the respective judicial deposits related to those actions are shown below:

|  | 03/31/2008 | | | 12/31/2007 | | |
|---|---|---|---|---|---|---|
|  | Judicial Deposits | Contingent Liabilities | Net Contingencies | Judicial Deposits | Contingent Liabilities | Net Contingencies |
| **Current Contingencies:** |  |  |  |  |  |  |
| Labor | (42,396) | 93,981 | 51,585 | (40,422) | 90,310 | 49,888 |
| Civil | (46,690) | 55,544 | 8,854 | (16,893) | 33,587 | 16,694 |
| **Parent Company** | **(89,086)** | **149,525** | **60,439** | **(57,315)** | **123,897** | **66,582** |
| **Consolidated** | **(92,645)** | **162,299** | **69,654** | **(60,956)** | **136,020** | **75,064** |
| **Non-current Contingencies:** |  |  |  |  |  |  |
| Environmental | (204) | 54,529 | 54,325 | (204) | 55,202 | 54,998 |
| Tax |  | 1,044 | 1,044 |  | 961 | 961 |
|  | **(204)** | **55,573** | **55,369** | **(204)** | **56,163** | **55,959** |
| **Legal liabilities questioned in court:** |  |  |  |  |  |  |
| Tax |  |  |  |  |  |  |
| IPI premium credit | (916,107) | 2,119,561 | 1,203,454 | (892,961) | 2,088,721 | 1,195,760 |
| CSL credit over exports |  | 1,026,684 | 1,026,684 |  | 987,072 | 987,072 |
| SAT | (32,744) | 109,957 | 77,213 | (31,984) | 109,546 | 77,562 |
| Education Allowance | (33,121) | 33,121 |  | (33,121) | 33,121 |  |
| CIDE | (26,346) | 26,346 |  | (25,819) | 25,819 |  |
| Income tax / "Plano Verão" | (20,892) | 20,892 |  | (20,892) | 20,892 |  |
| Other provisions | (6,894) | 69,569 | 62,675 | (6,894) | 67,830 | 60,936 |
|  | **(1,036,104)** | **3,406,130** | **2,370,026** | **(1,011,671)** | **3,333,001** | **2,321,330** |
| **Parent Company** | **(1,036,308)** | **3,461,703** | **2,425,395** | **(1,011,875)** | **3,389,164** | **2,377,289** |
| **Consolidated** | **(1,048,036)** | **3,560,723** | **2,512,687** | **(1,023,173)** | **3,484,645** | **2,461,472** |
| **Total – Parent Company** | **(1,125,394)** | **3,611,228** | **2,485,834** | **(1,069,190)** | **3,513,061** | **2,443,871** |
| **Total – Consolidated** | **(1,140,681)** | **3,723,022** | **2,582,341** | **(1,084,129)** | **3,620,665** | **2,536,536** |

The provisions for contingencies estimated by the Company's Management were substantially based on the opinion of tax and legal advisors, being recorded only the lawsuits classified as risk of probable loss. Additionally, the provisions include tax liabilities arising from actions taken on the Company's initiative, accrued of SELIC (Special Settlement and Custody System) interest rates.

The Company and its subsidiaries are defending themselves in other judicial and administrative proceedings (labor, civil and tax) in the approximate amount of R$4.4 billion, R$3.5 billion of which corresponds to tax lawsuits, R$0.1 billion of which corresponds to civil lawsuits and R$0.8 billion of which corresponds to labor and pension lawsuits. According to the Company's legal counsel, these administrative and legal proceedings are assessed as possible risk of loss. These proceedings were not accrued in accordance with the Management's judgment and with accounting rules adopted in Brazil.

**a) Labor Actions:**

On March 31, 2008, the Company was defendant in 9,128 labor grievances (9,162 claims as of December 31, 2007), with a provision in the amount of R$93,981 (R$90,310 as of December 31, 2007). Most of the lawsuits are related to joint and/or subsidiary responsibility, wage parity, additional allowances for unhealthy and hazardous activities, overtime and differences related to the 40% fine on FGTS (severance pay), and due to the government's economic plans.

**b) Civil Actions:**

Among the civil judicial proceedings in which the Company takes part, there are mainly lawsuits with indemnification request. Such proceedings, in general, arise from occupational accidents and diseases

**(CONVENIENCE TRANSLATION INTO THE ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)**

**FEDERAL PUBLIC SERVICE**
**CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION**
**QUARTERLY INFORMATION**                                    **March 31, 2008**
**COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY**

**Accounting Practices**
**Adopted in Brazil**

| **00403-0** | **COMPANHIA SIDERÚRGICA NACIONAL** | **33.042.730/0001-04** |
| --- | --- | --- |

**04.01 – NOTES TO THE FINANCIAL STATEMENTS**

related to the Company's industrial activities. A provision in the amount of R$55,544 on March 31, 2008 (R$33,587 on December 31, 2007) was recorded for these demands.

**c) Environmental Actions:**

As of March 31, 2008, the Company had a provision of R$54,529 (R$55,202 as of December 31, 2007) for expenses related to environmental recovery within the Company's plants in the States of Rio de Janeiro, Minas Gerais and Santa Catarina.

**d) Tax Proceedings:**

▪ Income and Social Contribution Taxes

**(i)** The Company claims the recognition of the financial and tax effects on the calculation of the income and social contribution taxes on net income, related to the write down of inflation of the Consumer Price Index (IPC), which occurred in January and February 1989, by a percentage of 51.87% ("Plano Verão").

In 2004, the proceeding was concluded and a final and unappealable decision was issued, granting to CSN the right to apply the index of 42.72% (January 1989), from which the 12.15% already applied should be deducted. The application of the index of 10.14% (February 1989) was also granted. The proceeding is currently under expert accounting inspection.

The Company maintains a judicial deposit in the amount of R$331,959 on March 31, 2008 (R$331,408 on December 31, 2007) and a provision of R$20,892 (R$20,892 on December 31, 2007), which represents the portion not recognized by the courts.

**(ii)** The company filed an action questioning the levying of Social Contribution on Income (CSL) on export revenues, based on Constitutional Amendment no. 33/01 and in March 2004 the Company obtained an injunction authorizing the exclusion of these revenues from the aforementioned calculation basis, as well as the offsetting of the amounts paid as from 2001. The lower court decision was favorable and the decision made by a court of second instance, pronounced before the appeal filed by the Federal Government at the Regional Federal Court (TRF), judged this proceeding unfavorably for CSN. In view of these facts an Extraordinary Appeal for the STF was filed, which has not been judged yet. An initial decision by the Federal Supreme Court (STF) was obtained suspending the effects of the decision by the Regional Federal Court until the judgment of the aforementioned Extraordinary Appeal. Up to March 31, 2008, the amount of suspended liability and the credits offset based on the aforementioned proceedings was R$1,026,684 (R$987,072 on December 31, 2008), plus SELIC interest rate.

▪ CIDE – Contribution for intervention in the Economic Domain

CSN questions the legality of Law 10168/00, which established the payment of the CIDE on the amounts paid, credited or remitted to beneficiaries not resident in Brazil, for royalties or remuneration purposes on supply contracts, technical assistance, trademark license agreement and exploitation of patents.

The Company maintains deposits in court and a provision in the amount of R$26,346 as of March 31, 2008 (R$25,819 as of December 31, 2007), which includes legal charges.

The lower court decision was unfavorable, which was ratified by the 2nd Regional Federal Court (TRF). Embargos of Declaration were filed against the unfavorable decision of the TRF of the 2nd Region, which have not been judged yet.

▪ Education Allowance

The Company discussed the unconstitutionality of the Education Allowance and the possible recovery of the amounts paid in the period from January 5, 1989 to October 16, 1996. The lawsuit was judged unfounded, and the Federal Regional Court maintained its unfavorable decision, which is final and unappealable.

In view of this fact, CSN attempted to pay the amount due, but FNDE and INSS did not reach an agreement about who should receive it. A fine was also demanded, but CSN did not agree.

**(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)**

**FEDERAL PUBLIC SERVICE**
**CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION**
**QUARTERLY INFORMATION**                      **March 31, 2008**
**COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY**

**Accounting Practices Adopted in Brazil**

| 00403-0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |
| --- | --- | --- |

**04.01 – NOTES TO THE FINANCIAL STATEMENTS**

CSN filed new proceedings questioning the above-mentioned facts and deposited in court the amounts due. In the first proceeding, the 1st level sentence judged partially favorable the request of CSN, where the Judge removed the amount of the fine, maintaining, however, the SELIC rate. The Company presented brief of respondent to the appeal of the defendant, and appealed concerning SELIC rate.

The amount provisioned as of March 31, 2008 totals R$33,121 (R$33,121 as of December 31, 2007).

▪   SAT - Workers' Compensation Insurance

The Company understands that it should pay the SAT at the rate of 1% in all of its establishments, and not 3%, as determined by the current legislation. The amount recorded in a provision as of March 31, 2008 totals R$109,957 (R$109,546 on December 31, 2007), which includes legal charges. The lower court decision was unfavorable and the proceeding is under judgment in the 2nd Region of the Federal Regional Court.

▪   IPI premium credit on exports

The Brazilian tax laws allowed companies to recognize IPI premium credit until 1983, when the Brazilian government, through Executive act, cancelled these benefits, prohibiting companies to use these credits.

The Company challenged the constitutionality of this act and filed a claim to obtain the right to use the IPI premium credit on exports from 1992 to 2002, once only laws enacted by the legislative branch may cancel or revoke benefits prepared by prior legislation.

In August 2003 the Company obtained a favorable decision at a Brazilian lower court, authorizing the use of the credits aforementioned. The national treasury appealed against this decision and obtained a favorable decision, and the Company then filed a special and extraordinary appeal against this decision at the Superior Court of Justice and at the Federal Supreme Court, respectively, and is currently awaiting for decisions of these courts.

Between September 2006 and May 2007, the Treasury filed 5 tax foreclosures and 3 administrative proceedings against the Company requesting the payment in the amount of approximately R$3.2 billion referring to the payment of taxes which were offset by IPI premium credits.

On August 29, 2007, the Company offered assets in lien represented by treasury shares in the amount of R$536 million. 25% of this amount will be substituted by judicial deposits in monthly installments performed up to December 31, 2007 and as these substitutions take place, it was requested that the equivalent amount in shares was released from the lien, at the share price determined at the closing price of the day prior to the deposit.

The Company maintains provisioned the amount of credits already offset, accrued of default charges until March 31, 2008, which total R$2,119,561 (R$2,088,721 as of December 31, 2007). The difference between the total amount in litigation and the amount recorded as provision is part of the R$4.4 billion reported above as administrative and legal proceedings, considered as possible loss.

On March 31, 2008, the Company maintains judicial deposits for these liabilities in the amount of R$916,107.

In the middle of 2007, the Superior Court of Justice issued a contrary decision to another taxpayer denying the use of these credits. This decision is subject to revision by the Federal Supreme Court, which, in that event, is the highest court. The Company observed that a number of other Brazilian companies are challenging in court the same prohibition and it has been following up their progress.

▪   Other

The Company also recorded provisions for lawsuits related to FGTS - Supplementary Law 110, COFINS Law 10,833/03, PIS - Law 10,637/02 and PIS/COFINS - Manaus Free-Trade Zone, in the amount of R$70,613 as of March 31, 2008 (R$68,791 as of December 31, 2007), which includes legal charges.

**(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)**

**FEDERAL PUBLIC SERVICE**
**CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION**
**QUARTERLY INFORMATION**
**COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY**

**March 31, 2008**

**Accounting Practices**
**Adopted in Brazil**

| 00403-0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |
|---|---|---|

**04.01 – NOTES TO THE FINANCIAL STATEMENTS**

## 19. SHAREHOLDERS' EQUITY

| | Paid-in capital stock | Reserves | Retained earnings | Treasury Shares | Total Shareholders' Equity |
|---|---|---|---|---|---|
| **BALANCES AT 09/30/2007** | **1,680,947** | **5,684,946** | **2,514,860** | **(743,430)** | **9,137,323** |
| Realization of the revaluation reserve of own assets, net of income and social contribution taxes | | (76,186) | 76,186 | | |
| Realization of the revaluation reserve reflecting subsidiary assets, net of income and social contribution taxes | | (9,377) | 9,377 | | |
| Constitution of reserve | | 1,090,710 | (1,090,710) | | |
| Dividends declared on December 21, 2007 (R$2.59301 per share) | | | (665,081) | | (665,081) |
| Additional dividends (R$4.85137 per share) | | | (1,244,329) | | (1,244,329) |
| Additional interest on shareholders' equity (R$0.27553 per share) | | | (70,674) | | (70,674) |
| Net income for the quarter | | | 470,371 | | 470,371 |
| **BALANCES AT 12/31/2007** | **1,680,947** | **6,690,093** | | **(743,430)** | **7,627,610** |
| Realization of the revaluation reserve of own assets, net of income and social contribution taxes | | (69,719) | 69,719 | | |
| Realization of the revaluation reserve reflecting subsidiary assets, net of income and social contribution taxes | | (3,142) | 3,142 | | |
| Cancellation of the Company's treasury shares | | | (172,079) | 172,079 | |
| Proposed interest on shareholders' equity at March 31, 2008 (R$0.063118 per share) | | | (48,567) | | (48,567) |
| Net income for the quarter | | | 771,098 | | 771,098 |
| **BALANCES AT 03/31/2008** | **1,680,947** | **6,617,232** | **623,313** | **(571,351)** | **8,350,141** |

### i. Paid-in capital stock

The Company's fully subscribed and paid-in capital stock on March 31, 2008 is in the amount of R$1,680,947, split into 804,203,838 common book-entry shares, with no par value. Each share is entitled to one vote in the resolutions of the General Meeting.

### ii. Authorized capital stock

As of March 31, 2008 the Company's bylaws set forth that the Company's capital stock could be increased up to 1,200,000,000 shares, by decision of the Board of Directors.

### iii. Legal Reserve

Recorded at the rate of 5% on the net income determined in each fiscal year, pursuant to article 193 of Law 6404/76. The Company reached the limit for recording the legal reserve, as determined by the current legislation.

### iv. Revaluation reserve

This reserve covers the revaluations of the Company's property, plant and equipment, which pursuant to the CVM Resolution 288/98, aimed to adjust the amounts of the Company's property, plant and equipment to the market value, enabling the quarterly financial information to present values of the assets value closer to their market or replacement value.

In compliance with the provisions of the CVM Resolution 273/98, a provision was recorded for deferred income and social contribution taxes on the balance of the revaluation reserve (except land).

**FEDERAL PUBLIC SERVICE**
**CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION**
**QUARTERLY INFORMATION**                          **March 31, 2008**
**COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY**

**Accounting Practices**
**Adopted in Brazil**

| 00403-0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |
|---|---|---|

**04.01 – NOTES TO THE FINANCIAL STATEMENTS**

The realized portion of the revaluation reserve, through the depreciation or write-off of assets, net of income and social contribution taxes, is included for purposes of calculating the minimum mandatory dividend.

### v. Treasury shares

The Board of Directors approved, on May 25, 2005, for a period of 360 days, the purchase of 15,000,000 shares of the Company to be held in treasury for subsequent disposal and/or cancellation.

On January 29, 2007, the Board of Directors authorized the purchase of other 923,628 shares to be also held in treasury for further sale and/or cancellation. The second authorization would expire on January 25, 2008, but since the Company repurchased all shares referring to this approval before the expiration of the period, the Board of Directors authorized the closing of the program.

On December 21, 2007 it authorized the acquisition of 4,000,000 shares of the Company, to be held in treasury, to be subsequently sold or cancelled. This program expired on February 27, 2008 and there was no purchase in connection with the program approved.

On March 20, 2008 it authorized the acquisition of 10,800,000 shares of the Company, to be held in treasury and subsequently sold or cancelled. The maximum term for the performance of the operations was set as up to April 28, 2008 and there was no purchase in connection with the program.

As of March 31, 2008, the position of treasury shares was as follows:

| Number of shares purchased (in units) | Total value paid for shares | Unit cost of shares | | | Share Market value on 03/31/2008 (*) |
|---|---|---|---|---|---|
| | | Minimum | Maximum | Average | |
| 11,578,128 | R$571,351 | R$35.88 | R$75.04 | R$47.72 | |
| 34,734,384[(**)] | R$571,351 | | | | R$2,174,372 |

(*) Average quotation of shares as of 03/31/08 at the value of R$62.60 per share.
(**) New amount of shares after the split occurred in January 2008.

While held in treasury, the shares will have no proprietorship and/or political rights.

### vi.       Shareholding structure

As of March 31, 2008, the Company's shareholding structure was as follows:

| | Number of Common Shares | Total % of shares | % excluding treasury shares |
|---|---|---|---|
| Vicunha Siderurgia S.A. | 348,859,995 | 43.38% | 45.34% |
| BNDESPAR | 51,257,958 | 6.37% | 6.66% |
| Caixa Beneficente dos Empregados da CSN - CBS | 35,490,867 | 4.41% | 4.61% |
| Sundry (ADR - NYSE) | 186,656,971 | 23.21% | 24.26% |
| Other shareholders (approximately 10 thousand) | 147,203,663 | 18.30% | 19.13% |
| | **769,469,454** | **95.68%** | **100.00%** |
| Treasury shares | 34,734,384 | 4.32% | |
| **Total shares** | **804,203,838** | **100.00%** | |

At the Extraordinary General Meeting held on January 22, 2008, the Company's shareholders approved the cancellation of 4,000,000 treasury shares, and also the split of the number of shares representing the Company's capital stock, operation by which each share of the capital stock started being represented by

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

**FEDERAL PUBLIC SERVICE**
**CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION**
**QUARTERLY INFORMATION**          **March 31, 2008**      **Accounting Practices**
**COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY**      **Adopted in Brazil**

| 00403-0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |

**04.01 – NOTES TO THE FINANCIAL STATEMENTS**

3 shares after the split. The maintenance of the ratio share/ADR (American Depositary Receipt) at 1/1 was also approved, i.e., each ADR will continue to be represented by one share.

### vii.      Investment policy and payment of interest on shareholders' equity and dividends

On December 11, 2000, CSN's Board of Directors decided to adopt a policy for the distribution of profits which, observing the provisions of Law 6,404/76, amended by Law 9,457/97, will imply in the distribution of all the Company's net profit to the shareholders, provided that the following priorities are preserved irrespective of their order: (i) corporate strategy, (ii) compliance with obligations, (iii) consummation of the necessary investments and (iv) maintenance of the Company's good financial situation.

### 20. INTEREST ON SHAREHOLDERS' EQUITY

The calculation of interest on shareholders' equity is based on the variation of the Long-Term Interest Rate (TJLP) on shareholders' equity, limited to 50% of the income for the year before income tax or 50% of retained earnings and profit reserves, where the higher of the two limits may be used, pursuant to the legislation in force.

In compliance with the CVM Resolution 207, of December 31, 1996 and with tax rules, the Company opted to record the proposed interest on shareholders' equity in the amount of R$48,567 in the quarter, corresponding to the remuneration of R$0.063118 per share, as corresponding entries against the financial expenses account, and reverse it in the same account, and not presenting it in the income statement and not generating effects on net income after IRPJ/CSL, except with respect to tax effects, recognized under income and social contribution taxes. The Company's Management will propose that the amount of interest on shareholders' equity be attributed to the mandatory minimum dividend.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

**FEDERAL PUBLIC SERVICE**
**CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION**
**QUARTERLY INFORMATION**                    **March 31, 2008**        **Accounting Practices**
**COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY**                    **Adopted in Brazil**

| **00403-0** | **COMPANHIA SIDERÚRGICA NACIONAL** | **33.042.730/0001-04** |

**04.01 – NOTES TO THE FINANCIAL STATEMENTS**

## 21. NET REVENUES AND COST OF GOODS SOLD

| | | | **Consolidated** | | |
|---|---|---|---|---|---|
| | | 03/31/2008 | | | 03/31/2007 |
| | Tonnes (thousand) | Net revenue | Cost of Goods Sold | Tonnes (thousand) | Net revenue | Cost of Goods Sold |
| **Steel products** | | | | | | |
| Domestic market | 1,115 | 2,069,133 | (1,083,191) | 719 | 1,384,822 | (670,431) |
| Foreign market | 277 | 442,581 | (404,181) | 476 | 743,217 | (573,167) |
| | **1,393** | **2,511,714** | **(1,487,372)** | **1,195** | **2,128,039** | **(1,243,598)** |
| **Mining products** | | | | | | |
| Domestic market | 1,147 | 46,798 | (12,509) | 1,132 | 48,453 | (13,990) |
| Foreign market | 2,780 | 208,442 | (135,189) | 364 | 31,133 | (22,403) |
| | **3,927** | **255,240** | **(147,698)** | **1,496** | **79,586** | **(36,393)** |
| **Other sales** | | | | | | |
| Domestic market | | 243,607 | (169,078) | | 248,766 | (193,770) |
| Foreign market | | 19,665 | (2,602) | | 28,291 | (3,113) |
| | | **263,272** | **(171,680)** | | **277,057** | **(196,883)** |
| | | **3,030,225** | **(1,806,750)** | | **2,484,682** | **(1,476,874)** |

| | | | **Parent Company** | | |
|---|---|---|---|---|---|
| | | 03/312008 | | | 03/31/2007 |
| | Tonnes (thousand) | Net revenue | Cost of Goods Sold | Tonnes (thousand) | Net revenue | Cost of Goods Sold |
| **Steel products** | | | | | | |
| Domestic market | 1,116 | 1,943,049 | (1,081,958) | 753 | 1,344,264 | (743,099) |
| Foreign market | 153 | 204,953 | (181,356) | 371 | 492,620 | (387,245) |
| | **1,269** | **2,148,002** | **(1,263,314)** | **1,124** | **1,836,884** | **(1,130,344)** |
| **Mining products** | | | | | | |
| Domestic market | 1,518 | 45,651 | (30,389) | 1,132 | 47,593 | (13,990) |
| Foreign market | 1,066 | 63,734 | (44,233) | | | |
| | **2,584** | **109,385** | **(74,622)** | **1,132** | **47,593** | **(13,990)** |
| **Other sales** | | | | | | |
| Domestic market | | 65,124 | (40,862) | | 60,599 | (32,933) |
| Foreign market | | 3,162 | (2,601) | | 3,923 | (3,113) |
| | | **68,286** | **(43,463)** | | **64,522** | **(36,046)** |
| | | **2,325,673** | **(1,381,399)** | | **1,948,999** | **(1,180,380)** |

**FEDERAL PUBLIC SERVICE**
**CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION**
**QUARTERLY INFORMATION** **March 31, 2008**
**COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY**

**Accounting Practices**
**Adopted in Brazil**

| 00403-0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |
|---|---|---|

**04.01 – NOTES TO THE FINANCIAL STATEMENTS**

## 22. FINANCIAL RESULT AND MONETARY AND FOREIGN EXCHANGE VARIATIONS, NET

|  | Consolidated | | Parent Company | |
|---|---|---|---|---|
|  | 03/31/2008 | 03/31/2007 | 03/31/2008 | 03/31/2007 |
| **Financial expenses:** |  |  |  |  |
| Loans and financing - foreign currency | (115,937) | (152,836) | (6,248) | (9,365) |
| Loans and financing - domestic currency | (46,059) | (57,115) | (39,456) | (51,581) |
| Related parties |  |  | (98,046) | (100,919) |
| PIS/COFINS on other revenues | (483) | (5,599) | (483) | (5,599) |
| Interest, fines and interest on tax in arrears | (79,658) | (87,539) | (77,283) | (82,792) |
| Other financial expenses | (18,648) | (34,226) | (13,499) | (24,506) |
|  | **(260,785)** | **(337,315)** | **(235,015)** | **(274,762)** |
| **Financial income:** |  |  |  |  |
| Related parties |  |  | (101,606) | 4,084 |
| Income on financial investments, net of provision for losses | 32,939 | 76,891 | 919 | 3,050 |
| Income on derivatives | 173,862 | 99,137 | 197,373 | (124,008) |
| Other income | 38,459 | 18,432 | 40,503 | 11,617 |
|  | **245,260** | **194,460** | **137,189** | **(105,257)** |
| **Net financial result** | **(15,525)** | **(142,855)** | **(97,826)** | **(380,019)** |
| **Monetary variations:** |  |  |  |  |
| - Assets | (880) | 1,094 | 1,381 | 915 |
| - Liabilities | (9,662) | (7,150) | (11,671) | (5,734) |
|  | **(10,542)** | **(6,056)** | **(10,290)** | **(4,819)** |
| **Exchange variations:** |  |  |  |  |
| - Assets | (123,093) | (37,478) | (57) | (48,613) |
| - Liabilities | 270,451 | 240,552 | (147,979) | 338,707 |
|  | **147,358** | **203,074** | **(148,036)** | **290,094** |
| **Net monetary and exchange variations** | **136,816** | **197,018** | **(158,326)** | **285,275** |

## 23. OTHER OPERATING EXPENSES / INCOME

|  | Consolidated | | Parent Company | |
|---|---|---|---|---|
|  | 03/31/2008 | 03/31/2007 | 03/31/2008 | 03/31/2007 |
| **Other Operating Expenses** | **(64,041)** | **(164,009)** | **(51,905)** | **(40,920)** |
| Provision for Actuarial Liabilities | 22,682 | 966 | 22,682 | 966 |
| Provision for Contingencies | (32,398) | 5,919 | (27,893) | 6,573 |
| Contractual Fines |  | (12,676) |  | (12,676) |
| Equipment Stoppage | (8,992) | (1,461) | (9,001) | (1,405) |
| Other | (45,333) | (156,757) | (37,693) | (34,379) |
| **Other Operating Income** | **9,871** | **241,654** | **4,903** | **2,298** |
| Indemnifications | (2,268) | 1,457 | 1,564 | 880 |
| Other | 12,139 | 240,197 | 3,339 | 1,418 |
| **Other Operating Income/(Expenses)** | **(54,170)** | **77,645** | **(47,002)** | **(38,622)** |

On January 30, 2007, the Company took part in an auction for the acquisition of the Anglo-Dutch steel company Corus Group PLC and its 603 cents a pound offer was beaten by the offer of the Indian Tata Steel which was of 608 cents a pound. Thus, in view of the outcome of this auction, the Company verified expenses in the amount of R$113 million and revenues in the amount of R$235 million. These amounts are recorded in "Other expenses" and "Other revenues", respectively.

## 24. LOSS BLAST FURNACE III

On January 22, 2006 an accident involving equipment adjacent to Blast Furnace #3 took place, mainly affecting the powder collecting system and interrupted the equipment production until the end of the first semiannual period of that year. The amount of the Company's insurance policy for loss of profits and equipment, effective on the date of the claim, was at most US$750 million, which the Management deems as sufficient to recover any losses derived from the accident. The cause of the accident is covered by the policy expressly recognized by the insurance companies, and the work to calculate the losses is in progress.

**(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)**

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

**March 31, 2008**

**Accounting Practices
Adopted in Brazil**

| 00403-0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |
|---|---|---|

**04.01 – NOTES TO THE FINANCIAL STATEMENTS**

The amount of losses subject to indemnification determined by claims adjusters up to the closing date of the quarterly financial information is R$922,929 (net of deductible). Based on the insurance policy and confident as to the conclusion of studies about the loss, CSN requested and the insurance companies granted advances in the amount of R$736,682. The advanced total amount will be deducted from losses subject to indemnification, verified during the normal course of the regulation process.

As of March 31, 2008, the Company maintains balance receivable from losses claimed in the amount of R$186,247 (R$186,247 as of December 31, 2007) and it does not identify risks in this credit, taking into account the international reputation and prestige of insurance and reinsurance companies.

## 25. CONSOLIDATED NON-OPERATING EXPENSES AND INCOME

As of March 31, 2008, the consolidated non-operating expenses of the Company amounted to R$1,071 (R$180,241 on March 31, 2007). The result of the first quarter of 2007 includes R$182,074 related to the gain on the sale of 34,072,613 shares of Corus Group PLC, acquired by CSN for strategic reasons during the bidding process with Tata Steel for the acquisition of the total number of Corus Group PLC's shares, which were sold that quarter.

## 26. INFORMATION BY BUSINESS SEGMENT

### (i) Consolidated balance sheet by Business Segment

| | | | | | 03/31/2008 |
|---|---|---|---|---|---|
| | Steel | Mining | Logistics, Energy and Cement | Eliminations | Total |
| **Current assets** | **11,717,282** | **469,494** | **455,618** | **(5,146,903)** | **7,495,491** |
| Marketable securities | 3,894,076 | 5,650 | 236,519 | (848,652) | 3,287,593 |
| Trade Accounts Receivable | 1,705,244 | 62,826 | 54,937 | (1,079,714) | 743,293 |
| Other | 6,117,962 | 401,018 | 164,162 | (3,218,537) | 3,464,605 |
| **Non-current assets** | **37,084,897** | **3,313,775** | **2,055,593** | **(23,780,433)** | **18,673,832** |
| Long-Term Assets | 10,483,096 | 7,338 | 324,390 | (8,642,331) | 2,172,493 |
| Investments, Property, Plant and Equipment and Deferred Charges | 26,601,801 | 3,306,437 | 1,731,203 | (15,138,102) | 16,501,339 |
| **Total assets** | **48,802,179** | **3,783,269** | **2,511,211** | **(28,927,336)** | **26,169,323** |
| | | | | | |
| **Current liabilities** | **8,881,541** | **401,139** | **425,117** | **(4,210,171)** | **5,497,626** |
| Loans, Financing and Debentures | 3,285,080 | 108,801 | 143,970 | (1,920,364) | 1,617,487 |
| Suppliers | 2,030,003 | 78,119 | 56,313 | (1,081,014) | 1,083,421 |
| Other | 3,566,458 | 214,219 | 224,834 | (1,208,793) | 2,796,718 |
| **Non-current liabilities** | **18,716,920** | **1,442,316** | **1,073,932** | **(8,822,469)** | **12,410,699** |
| Loans, Financing and Debentures | 13,410,985 | 174,910 | 603,826 | (7,455,341) | 6,734,380 |
| Net contingencies – judicial deposits | 2,438,918 | 5,173 | 68,596 | | 2,512,687 |
| Other | 2,867,017 | 1,262,233 | 401,510 | (1,367,128) | 3,163,632 |
| **Shareholders' Equity** | **21,339,167** | **1,804,365** | **1,012,162** | **(15,894,696)** | **8,260,998** |
| **Total Liabilities and Shareholders' Equity** | **48,937,628** | **3,647,820** | **2,511,211** | **(28,927,336)** | **26,169,323** |

**FEDERAL PUBLIC SERVICE**
**CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION**
**QUARTERLY INFORMATION**                          **March 31, 2008**          **Accounting Practices**
**COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY**                             **Adopted in Brazil**

| 00403-0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |
|---|---|---|

**04.01 – NOTES TO THE FINANCIAL STATEMENTS**

### (ii) Consolidated statement of income by Business Segment

|  |  |  |  |  | 03/31/2008 |
|---|---|---|---|---|---|
|  | Steel | Mining | Logistics, Energy and Cement | Eliminations | Total |
| Net revenues from sales | 3,234,363 | 295,479 | 279,905 | (779,522) | 3,030,225 |
| Cost of goods sold and services rendered | (2,163,893) | (238,167) | (171,864) | 767,174 | (1,806,750) |
| **Gross profit** | **1,070,470** | **57,312** | **108,041** | **(12,348)** | **1,223,475** |
| Operating Income and Expenses |  |  |  |  |  |
| Selling expenses | (153,164) | (11,303) | (3,650) | 6,795 | (161,322) |
| Administrative expenses | (84,319) | (2,862) | (17,257) |  | (104,438) |
| Other operating income (expenses) | (51,036) | (2,383) | (751) |  | (54,170) |
|  | **(288,519)** | **(16,548)** | **(21,658)** | **6,795** | **(319,930)** |
| **Net financial income** | **(93,447)** | **(5,390)** | **(6,103)** | **89,415** | **(15,525)** |
| Foreign exchange and monetary variations, net | 35.848 | 5,482 | (7,887) | 103,373 | 136,816 |
| Equity in the earnings of subsidiaries (goodwill) | 1.246.762 | (41,767) | 44 | (1,263,089) | (58,050) |
| **Operating income** | **1,971,114** | **(911)** | **72,437** | **(1,075,854)** | **966,786** |
| Non-operating income | (1,275) |  | (45) | 249 | (1,071) |
| **Income before income and** |  |  |  |  |  |
| **social contribution taxes** | **1,969,839** | **(911)** | **72,392** | **(1,075,605)** | **965,715** |
| Income and social contribution taxes | (148,998) | (22,897) | (28,277) | 1,761 | (198,411) |
| **Net income for the period** | **1,820,841** | **(23,808)** | **44,115** | **(1,073,844)** | **767,304** |

### (iii) Other consolidated information by Business Segment

|  |  |  |  | 03/31/2008 |
|---|---|---|---|---|
|  | Steel | Mining | Logistics, Energy and Cement | Total |
| Depreciation, Amortization and Depletion | 259,825 | 37,874 | 27,542 | 325,241 |
| **Provision for Contingencies net of Judicial Deposits** | **2,500,255** | **5,161** | **76,925** | **2,582,341** |
| Tax | 2,383,643 | 3,198 | 21,180 | 2,408,021 |
| Labor | 53,168 | 63 | 42,072 | 95,303 |
| Civil | 9,068 |  | 12,838 | 21,906 |
| Other | 54,376 | 1,900 | 835 | 57,111 |

**(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)**

**FEDERAL PUBLIC SERVICE**
**CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION**
**QUARTERLY INFORMATION**      **March 31, 2008**      **Accounting Practices**
**COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY**      **Adopted in Brazil**

| **00403-0** | **COMPANHIA SIDERÚRGICA NACIONAL** | **33.042.730/0001-04** |

**04.01 – NOTES TO THE FINANCIAL STATEMENTS**

## 27. STATEMENT OF ADDED VALUE

|  | **Consolidated** | | **Parent Company** | |
| --- | --- | --- | --- | --- |
|  | 03/31/2008 | 03/31/2007 | 03/31/2008 | 03/31/2007 |
| **Revenues** | | | | |
| Sales of products and services (except for refunds and discounts) | 3,824,048 | 3,040,070 | 3,006,850 | 2,403,151 |
| Allowance for doubtful accounts | (16,887) | (1,058) | (16,927) | (1,235) |
| Non-operating income | (1,071) | 180,241 | (1,160) | (1,023) |
|  | 3,806,090 | 3,219,253 | 2,988,763 | 2,400,893 |
| **Input purchased from third parties** | | | | |
| Raw material consumed | (863,592) | (705,919) | (504,332) | (539,856) |
| Cost of goods and services sold (except for depreciation) | (437,025) | (449,440) | (494,008) | (362,433) |
| Materials, power, third-party services and others | (231,525) | (97,071) | (154,544) | (127,303) |
|  | (1,532,142) | (1,252,430) | (1,152,884) | (1,029,592) |
| **Gross added value** | 2,273,948 | 1,966,823 | 1,835,879 | 1,371,301 |
| **Retentions** | | | | |
| Depreciation, amortization and depletion | (325,241) | (245,957) | (278,449) | (198,415) |
| **Net added value produced** | 1,948,707 | 1,720,866 | 1,557,430 | 1,172,886 |
| **Value added received (transferred)** | | | | |
| Equity in the earnings of subsidiaries | (58,050) | (27,751) | 443,918 | 487,695 |
| Financial income/Exchange variations (gains) | 121,289 | 158,081 | 138,513 | (152,955) |
|  | 63,239 | 130,330 | 582,431 | 334,740 |
| **Total value added to be distributed** | 2,011,946 | 1,851,196 | 2,139,861 | 1,507,626 |
| **DISTRIBUTION OF VALUE ADDED** | | | | |
| Personnel and charges | 225,590 | 123,915 | 134,101 | 103,227 |
| Taxes, fees and contributions | 1,020,850 | 889,278 | 841,517 | 735,596 |
| Interest and exchange variation | (1,798) | 75,100 | 393,145 | (84,685) |
| Interest on shareholders' equity and dividends | 48,567 | 31,990 | 48,567 | 31,990 |
| Retained earnings in the year | 722,531 | 721,498 | 722,531 | 721,498 |
| Unrealized profits in the year | (3,794) | 9,415 | | |
|  | 2,011,946 | 1,851,196 | 2,139,861 | 1,507,626 |

## 28. EMPLOYEES' PENSION FUND

### (i) Administration of the Private Pension Plan

The Company is the principal sponsor of CBS Previdência, a private non-profit pension fund established in July 1960, main purpose of which is to pay supplementary benefits to participants in the official Pension Plan. CBS Previdência is composed of employees of CSN, CSN related companies and the entity itself, provided they sign the adherence agreement.

### (ii) Description of characteristics of the plans

CBS Previdência has three benefit plans:

### 35%-of-average-salary plan

It is a defined benefit plan (BD), which began on February 1, 1966, for the purpose of paying retirements (time service, special, disability or old age) on a life-long basis, equivalent to 35% of the participant's last average 12 salaries. The plan also guarantees the payment of a sickness allowance to a participant on sick leave through the Official Pension Plan and it also guarantees the payment of death grant and a cash grant. The active and retired participants and the sponsors make thirteen contributions per year, which is the same as the number of benefits paid. This plan became inactive on October 31, 1977, when the supplementation plan of the average salary came into force, which is in process of extinction.

### Supplementary average salary plan

The defined benefit plan (BD) began on November 1, 1977. The purpose of this plan is to supplement the difference between the 12 last average salaries and the Official Pension Plan (Previdência Oficial) benefit, to the retired employees. It is also life-long basis. Like the 35% Average Salary Plan, there is sickness

**(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)**

| | | |
|---|---|---|
| **FEDERAL PUBLIC SERVICE** | | |
| **CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION** | | **Accounting Practices** |
| **QUARTERLY INFORMATION** | **March 31, 2008** | **Adopted in Brazil** |
| **COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY** | | |

| | | |
|---|---|---|
| **00403-0** | **COMPANHIA SIDERÚRGICA NACIONAL** | **33.042.730/0001-04** |

**04.01 – NOTES TO THE FINANCIAL STATEMENTS**

assistance, death grant and pension coverage. Thirteen contributions and payment of benefits are paid per year. This plan became inactive on December 26, 1995, since the combined supplementary benefits plan was implemented.

### Combined supplementary benefit plan

Begun on December 27, 1995, it is a combined variable contribution plan (CV). Besides the programmed pension benefit, there is the payment of risk benefits (pension in activity, disability and sickness benefit). In this plan, the retirement benefit is calculated based on the accumulated total sponsors and participants contributions (thirteen per year). Upon the participant's retirement, the plan becomes a defined benefit plan and thirteen benefits are paid per year.

As of March 31, 2008 and December 31, 2007, the plans are composed as follows:

| | 35%-of-Average-Salary Plan | | Supplementation of Average Salary Plan | | Combined Supplementary Benefit Plan | | Total members | |
|---|---|---|---|---|---|---|---|---|
| | 03/31/2008 | 12/31/2007 | 03/31/2008 | 12/31/2007 | 03/31/2008 | 12/31/2007 | 03/31/2008 | 12/31/2007 |
| **Members** | | | | | | | | |
| In service | 15 | 14 | 36 | 37 | 10,994 | 10,397 | 11,045 | 10,448 |
| Retired | 5,058 | 5,106 | 4,819 | 4,841 | 597 | 567 | 10,474 | 10,514 |
| | **5,073** | **5,120** | **4,855** | **4,878** | **11,591** | **10,964** | **21,519** | **20,962** |
| | | | | | | | | |
| **Related beneficiaries:** | | | | | | | | |
| Beneficiaries | 4,017 | 4,023 | 1,367 | 1,359 | 79 | 78 | 5,463 | 5,460 |
| **Total participants** | | | | | | | | |
| (members/beneficiaries) | **9,090** | **9,143** | **6,222** | **6,237** | **11,670** | **11,042** | **26,982** | **26,422** |

### (iii) Payment of actuarial deficit

According to the official letter 1555/SPC/GAB/COA, of August 22, 2002, confirmed by official letter 1598/SPC/GAB/COA of August 28, 2002, a proposal was approved for refinancing the reserves to amortize the sponsors' responsibility in 240 consecutive monthly installments, monetarily indexed by INPC + 6% p.a., starting June 28, 2002.

The agreement provides for the prepayment of installments should there be a need for cash in the defined benefit plan and the incorporation to the updated debit balance of the eventual deficits/surpluses under the sponsors' responsibility, so as to preserve the equilibrium of the plans without exceeding the maximum period of amortization stipulated in the agreement.

### (iv) Actuarial Liabilities

As provided by CVM Resolution 371/00, which approved the NPC 26 of IBRACON – "Accounting of the Employee's benefits" and which established new accounting practices for the calculation and disclosure, the Management, through a study from external actuaries, calculated the effects arising from this practice, and the Company has kept records in conformity with the report issued on January 10, 2008.

The Company's Management decided to recognize the adjustments to the actuarial liabilities in the results for the period of five years as from January 1, 2002, in compliance with the established in paragraphs 83 and 84 of the NPC 26 and as of March 31, 2008, the balance of provision for the coverage of the actuarial liability amounts to R$196,217 (R$231,880 as of December 31, 2007).

**(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)**

**FEDERAL PUBLIC SERVICE**
**CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION**
**QUARTERLY INFORMATION**                                    **March 31, 2008**          **Accounting Practices**
**COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY**                                        **Adopted in Brazil**

| 00403-0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |
|---|---|---|

**04.01 – NOTES TO THE FINANCIAL STATEMENTS**

## 29. SUBSEQUENT EVENTS

- **Sale of NAMISA**

According to a Notice to the Market of April 22, 2008, Companhia Siderúrgica Nacional hired Goldman Sachs to be its financial advisor in the potential sale, partial or total, of its equity interest in Nacional Minérios S.A. ("NAMISA").

- **Stock repurchase program**

At the Extraordinary General Meeting held on May 6, 2008, the Company's Board of Directors authorized the acquisition of 10,800,000 shares issued by the Company, to be held in treasury and their subsequent sale or cancellation. The maximum term for this operation is May 28, 2008.

**FEDERAL PUBLIC SERVICE**
**CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION**
**QUARTERLY INFORMATION**       **March 31, 2008**     **Accounting Practices**
**COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY**     **Adopted in Brazil**

| **00403-0** | **COMPANHIA SIDERÚRGICA NACIONAL** | **33.042.730/0001-04** |
|---|---|---|

**05.01 – COMMENTS ON THE COMPANY'S PERFORMANCE IN THE QUARTER**

## SEE ITEM 08.01:

"COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER"

**FEDERAL PUBLIC SERVICE**
**CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION**
**QUARTERLY INFORMATION**       **March 31, 2008**     **Accounting Practices**
**COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY**     **Adopted in Brazil**

**FEDERAL PUBLIC SERVICE**
**CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION**
**QUARTERLY INFORMATION**　　　　　　　　　**March 31, 2008**　　**Accounting Practices**
**COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY**　　　　　　**Adopted in Brazil**

## 1.01 – IDENTIFICATION

| 1 - CVM CODE 00403-0 | 2 - COMPANY NAME COMPANHIA SIDERÚRGICA NACIONAL | 3 - CNPJ (Corporate Taxpayer's ID) 33.042.730/0001-04 |
|---|---|---|

## 06.01 – CONSOLIDATED BALANCE SHEET - ASSETS (in thousands of reais)

| 1- CODE | 2 - DESCRIPTION | 3 - 3/31/2008 | 4 -12/31/2007 |
|---|---|---|---|
| 1 | Total Assets | 26,169,323 | 27,052,241 |
| 1.01 | Current Assets | 7,495,491 | 8,396,140 |
| 1.01.01 | Cash and Cash Equivalents | 176,144 | 225,344 |
| 1.01.02 | Receivable | 1,615,438 | 1,877,645 |
| 1.01.02.01 | Trade Accounts Receivable | 743,293 | 744,401 |
| 1.01 .02.01 .01 | Domestic Market | 837,144 | 764,943 |
| 1.01.02.01.02 | Foreign Market | 39,951 | 95,543 |
| 1 .01.02.01.03 | Allowance for Doubtful Accounts | (133,802) | (116,085) |
| 1.01.02.02 | Sundry Credits | 872,145 | 1,133,244 |
| 1.01.02.02.01 | Employees | 6,131 | 5,048 |
| 1.01.02.02.02 | Suppliers | 193,420 | 320,781 |
| 1.01.02.02.03 | Recoverable Income and Social Contribution Taxes | 11,240 | 14,342 |
| 1.01.02.02.04 | Deferred Income Tax | 307,585 | 377,669 |
| 1.01 .02.02.05 | Deferred Social Contribution | 109,204 | 134,407 |
| 1.01.02.02.06 | Other Taxes | 188,001 | 220,552 |
| 1.01.02.02.07 | Other Receivables | 56,564 | 60,445 |
| 1.01.03 | Inventories | 2,172,750 | 2,419,745 |
| 1.01.04 | Other | 3,531,159 | 3,873,406 |
| 1.01.04.01 | Marketable Securities | 3,287,593 | 3,620,930 |
| 1.01.04.02 | Prepaid Expenses | 57,319 | 66,229 |
| 1.01 .04.03 | Insurance Claimed | 186,247 | 186,247 |
| 1.02 | Non-Current Assets | 18,673,832 | 18,656,101 |
| 1.02.01 | Long-Term Assets | 2,172,493 | 2,177,707 |
| 1.02.01.01 | Sundry Receivable | 1,082,661 | 1,068,879 |
| 1.02.01.01.02 | Securities Receivable | 232,862 | 234,445 |
| 1.02.01.01.03 | Deferred Income Tax | 472,719 | 466,006 |
| 1.02.01.01.04 | Deferred Social Contribution | 158,286 | 156,428 |
| 1.02.01.01.05 | Other Taxes | 218,794 | 212,000 |
| 1.02.01.02 | Receivable from Related Parties | 0 | 0 |
| 1.02.01.02.01 | From Associated and Related Companies | 0 | 0 |
| 1.02.01.02.02 | From Subsidiaries | 0 | 0 |
| 1.02.01.02.03 | From Other Related Parties | 0 | 0 |
| 1.02.01.03 | Other | 1,089,832 | 1,108,828 |
| 1.02.01.03.01 | Judicial Deposits | 676,258 | 694,733 |
| 1.02.01.03.02 | Securities | 108,325 | 108,547 |
| 1.02.01.03.03 | Prepaid Expenses | 126,692 | 128,968 |
| 1.02.01.03.04 | Other | 178,557 | 176,580 |
| 1.02.02 | Permanent Assets | 16,501,339 | 16,478,394 |
| 1.02.02.01 | Investments | 897,875 | 956,281 |
| 1 .02.02.01.01 | In Associated and Related Companies | 0 | 0 |
| 1 .02.02.01.02 | In Associated and Related Companies - Goodwill | 0 | 0 |

**FEDERAL PUBLIC SERVICE**
**CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION**
**QUARTERLY INFORMATION**                                     **March 31, 2008**
**COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY**

**Accounting Practices**
**Adopted in Brazil**

**1.01 – IDENTIFICATION**

| 1 - CVM CODE<br>00403-0 | 2 - COMPANY NAME<br>COMPANHIA SIDERÚRGICA NACIONAL | 3 - CNPJ (Corporate Taxpayer's ID)<br>33.042.730/0001-04 |
|---|---|---|

**06.01 - CONSOLIDATED BALANCE SHEET - ASSETS (in thousands of reais)**

| 1- CODE | 2- DESCRIPTION | 3 - 3/31/2008 | 4 -12/31/2007 |
|---|---|---|---|
| 1.02.02.01.03 | In Subsidiaries | 0 | 0 |
| 1.02.02.01.04 | In Subsidiaries - Goodwill | 896,106 | 954,452 |
| 1.02.02.01.05 | Other Investments | 1,769 | 1,829 |
| 1.02.02.02 | Property, Plant and Equipment | 15,381,477 | 15,295,642 |
| 1.02.02.02.01 | In Operation, Net | 13,124,415 | 13,197,042 |
| 1.02.02.02.02 | In Construction | 1,782,006 | 1,610,250 |
| 1.02.02.02.03 | Land | 475,056 | 488,350 |
| 1.02.02.03 | Intangible Assets | 0 | 0 |
| 1.02.02.04 | Deferred Charges | 221,987 | 226,471 |

**FEDERAL PUBLIC SERVICE**
**CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION**
**QUARTERLY INFORMATION** **March 31, 2008** **Accounting Practices**
**COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY** **Adopted in Brazil**

**01.01 – IDENTIFICATION**

| 1 - CVM CODE | 2 - COMPANY NAME | 3 - CNPJ (Corporate Taxpayer's ID) |
|---|---|---|
| 00403-0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |

**06.02 – CONSOLIDATED BALANCE SHEET - LIABILITIES (in thousands of reais)**

| 1 - CODE | 2 - DESCRIPTION | 3 - 3/31/2008 | 4 -12/31/2007 |
|---|---|---|---|
| 2 | Total Liabilities | 26,169,323 | 27,052,241 |
| 2.01 | Current Liabilities | 5,497,626 | 6,844,150 |
| 2.01.01 | Loans and Financing | 1,205,410 | 1,414,768 |
| 2.01.02 | Debentures | 412,077 | 413,220 |
| 2.01.03 | Suppliers | 1,083,421 | 1,346,789 |
| 2.01 .04 | Taxes, Fees and Contributions | 870,281 | 1,054,376 |
| 2.01.04.01 | Salaries and Social Contributions | 105,074 | 110,313 |
| 2.01.04.02 | Taxes Payable | 377,832 | 596,361 |
| 2.01 .04.03 | Deferred Income Tax | 129,459 | 104,115 |
| 2.01 .04.04 | Deferred Social Contribution | 46,605 | 37,481 |
| 2.01.04.05 | Taxes paid in installments | 211,311 | 206,106 |
| 2.01.05 | Dividends Payable | 1,364,596 | 2,115,881 |
| 2.01.06 | Provisions | 121,891 | 126,184 |
| 2.01.06.01 | Contingencies | 162,299 | 136,020 |
| 2.01.06.02 | Judicial Deposits | (92,645) | (60,956) |
| 2.01 .06.03 | Provision for Pension Fund | 52,237 | 51,120 |
| 2.01 .07 | Debts with Related Parties | 0 | 0 |
| 2.01 .08 | Other | 439,950 | 372,932 |
| 2.02 | Non-Current Liabilities | 12,410,699 | 12,665,830 |
| 2.02.01 | Long-Term Liabilities | 12,405,610 | 12,660,694 |
| 2.02.01.01 | Loans and Financing | 6,093,430 | 6,289,941 |
| 2.02.01.02 | Debentures | 640,950 | 640,950 |
| 2.02.01.03 | Provisions | 4,531,898 | 4,530,086 |
| 2.02.01.03.01 | Contingencies | 3,560,723 | 3,484,645 |
| 2.02.01.03.02 | Judicial Deposits | (1,048,036) | (1,023,173) |
| 2.02.01.03.03 | Deferred Income Tax | 1,484,714 | 1,521,040 |
| 2.02.01.03.04 | Deferred Social Contribution | 534,497 | 547,574 |
| 2.02.01.04 | Debts with Related Parties | 0 | 0 |
| 2.02.01.05 | Advance for Future Capital Increase | 0 | 0 |
| 2.02.01.06 | Other | 1,139,332 | 1,199,717 |
| 2.02.01.06.01 | Provision for Pension Fund | 143,980 | 180,760 |
| 2.02.01.06.02 | Taxes paid in installments | 740,295 | 773,585 |
| 2.02.01.06.03 | Other | 255,057 | 245,372 |
| 2.02.02 | Deferred Income | 5,089 | 5,136 |
| 2.03 | Minority Interests | 0 | 0 |
| 2.04 | Shareholders' Equity | 8,260,998 | 7,542,261 |
| 2.04.01 | Paid-In Capital Stock | 1,680,947 | 1,680,947 |
| 2.04.02 | Capital Reserves | 30 | 30 |
| 2.04.03 | Revaluation Reserves | 4,512,691 | 4,585,553 |
| 2.04.03.01 | Own Assets | 4,290,795 | 4,360,513 |
| 2.04.03.02 | Subsidiaries/ Associated and Related Companies | 221,896 | 225,040 |
| 2.04.04 | Profit Reserves | 1,444,017 | 1,275,731 |

**FEDERAL PUBLIC SERVICE**
**CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION**
**QUARTERLY INFORMATION**          **March 31, 2008**      **Accounting Practices**
**COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY**      **Adopted in Brazil**

**01.01 – IDENTIFICATION**

| 1 - CVM CODE<br>00403-0 | 2 - COMPANY NAME<br>COMPANHIA SIDERÚRGICA NACIONAL | 3 - CNPJ (Corporate Taxpayer's ID)<br>33.042.730/0001-04 |
|---|---|---|

**06.02 – CONSOLIDATED BALANCE SHEET - LIABILITIES (in thousands of reais)**

| 1 - CODE | 2 - DESCRIPTION | 3 - 3/31/2008 | 4 -12/31/2007 |
|---|---|---|---|
| 2.04.04.01 | Legal | 336,189 | 336,189 |
| 2.04.04.02 | Statutory | 0 | 0 |
| 2.04.04.03 | For Contingencies | 0 | 0 |
| 2.04.04.04 | Unrealized Income | 0 | 0 |
| 2.04.04.05 | Profit Retention | 0 | 0 |
| 2.04.04.06 | Special For Undistributed Dividends | 0 | 0 |
| 2.04.04.07 | Other Profit Reserves | 1,107,828 | 939,542 |
| 2.04.04.07.01 | Investments | 1,768,321 | 1,768,321 |
| 2.04.04.07.02 | Treasury Shares | (571,351) | (743,430) |
| 2.04.04.07.03 | Unrealized Income | (89,142) | (85,349) |
| 2.04.05 | Retained Earnings/Accumulated Losses | 623,313 | 0 |
| 2.04.06 | Advance for Future Capital Increase | 0 | 0 |

**FEDERAL PUBLIC SERVICE**
**CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION**
**QUARTERLY INFORMATION**                          **March 31, 2008**
**COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY**

**Accounting Practices Adopted in Brazil**

**01.01 – IDENTIFICATION**

| 1 - CVM CODE | 2 - COMPANY NAME | 3 - CNPJ (Corporate Taxpayer's ID) |
|---|---|---|
| 00403-0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |

**07.01 – CONSOLIDATED STATEMENT OF INCOME (in thousands of reais)**

| 1 - CODE | 2 - DESCRIPTION | 3 - 1/1/2008 to 3/31/2008 | 4 - 1/1/2008 to 3/31/2008 | 5 - 1/1/2007 to 3/31/2007 | 6 - 1/1/2007 to 3/31/2007 |
|---|---|---|---|---|---|
| 3.01 | Gross Revenue from Sales and/or Services | 3,951,881 | 3,951,881 | 3,078,691 | 3,078,691 |
| 3.02 | Deductions from Gross Revenue | (921,656) | (921,656) | (594,009) | (594,009) |
| 3.03 | Net Revenue from Sales and/or Services | 3,030,225 | 3,030,225 | 2,484,682 | 2,484,682 |
| 3.04 | Cost of Goods and/or Services Sold | (1,806,750) | (1,806,750) | (1,476,874) | (1,476,874) |
| 3.04.01 | Depreciation and Amortization | (311,887) | (311,887) | (232,996) | (232,996) |
| 3.04.02 | Other | (1,494,863) | (1,494,863) | (1,243,878) | (1,243,878) |
| 3.05 | Gross Profit | 1,223,475 | 1,223,475 | 1,007,808 | 1,007,808 |
| 3.06 | Operating Income/Expenses | (256,689) | (256,689) | (134,582) | (134,582) |
| 3.06.01 | Selling | (161,322) | (161,322) | (141,486) | (141,486) |
| 3.06.01.01 | Depreciation and Amortization | (2,266) | (2,266) | (1,907) | (1,907) |
| 3.06.01.02 | Other | (159,056) | (159,056) | (139,579) | (139,579) |
| 3.06.02 | General and Administrative | (104,438) | (104,438) | (97,153) | (97,153) |
| 3.06.02.01 | Depreciation and Amortization | (11,088) | (11,088) | (11,054) | (11,054) |
| 3.06.02.02 | Other | (93,350) | (93,350) | (86,099) | (86,099) |
| 3.06.03 | Financial | 121,291 | 121,291 | 54,163 | 54,163 |
| 3.06.03.01 | Financial Income | 245,260 | 245,260 | 194,460 | 194,460 |
| 3.06.03.02 | Financial Expenses | (123,969) | (123,969) | (140,297) | (140,297) |
| 3.06.03.02.01 | Foreign Exchange and Monetary Variation, net | 136,816 | 136,816 | 197,018 | 197,018 |
| 3.06.03.02.02 | Financial Expenses | (260,785) | (260,785) | (337,315) | (337,315) |
| 3.06.04 | Other Operating Income | 9,871 | 9,871 | 241,654 | 241,654 |
| 3.06.05 | Other Operating Expenses | (64,041) | (64,041) | (164,009) | (164,009) |
| 3.06.06 | Equity pick-up | (58,050) | (58,050) | (27,751) | (27,751) |
| 3.07 | Operating Income | 966,786 | 966,786 | 873,226 | 873,226 |

**FEDERAL PUBLIC SERVICE**
**CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION**
**QUARTERLY INFORMATION**                    **March 31, 2008**                                    **Accounting Practices Adopted in Brazil**
**COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY**

**01.01 – IDENTIFICATION**

| 1 - CVM CODE | 2 - COMPANY NAME | 3 - CNPJ (Corporate Taxpayer's ID) |
|---|---|---|
| 00403-0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |

**07.01 – CONSOLIDATED STATEMENT OF INCOME (in thousands of reais)**

| 1 - CODE | 2 - DESCRIPTION | 3 - 1/1/2008 to 3/31/2008 | 4 - 1/1/2008 to 3/31/2008 | 5 - 1/1/2007 to 3/31/2007 | 6 - 1/1/2007 to 3/31/2007 |
|---|---|---|---|---|---|
| 3.08 | Non-Operating Income | (1,071) | (1,071) | 180,241 | 180,241 |
| 3.08.01 | Income | 649 | 649 | 836,598 | 836,598 |
| 3.08.02 | Expenses | (1,720) | (1,720) | (656,357) | (656,357) |
| 3.09 | Income before Taxes/Profit Sharing | 965,715 | 965,715 | 1,053,467 | 1,053,467 |
| 3.10 | Provision for Income and Social Contribution Taxes | (126,998) | (126,998) | (314,771) | (314,771) |
| 3.11 | Deferred Income Tax | (71,413) | (71,413) | 24,207 | 24,207 |
| 3.11.01 | Deferred Income Tax | (51,847) | (51,847) | 18,297 | 18,297 |
| 3.11.02 | Deferred Social Contribution | (19,566) | (19,566) | 5,910 | 5,910 |
| 3.12 | Statutory Profit Sharing/Contributions | 0 | 0 | 0 | 0 |
| 3.12.01 | Profit Sharing | 0 | 0 | 0 | 0 |
| 3.12.02 | Contributions | 0 | 0 | 0 | 0 |
| 3.13 | Reversal of Interest on Shareholders' equity | 0 | 0 | 0 | 0 |
| 3.14 | Minority Interest | 0 | 0 | 0 | 0 |
| 3.15 | Income/Loss for the Period | 767,304 | 767,304 | 762,903 | 762,903 |
| | OUTSTANDING SHARES, EX-TREASURY (in thousands) | 769,470 | 769,470 | 256,490 | 256,490 |
| | EARNINGS PER SHARE (in reais) | 0.99719 | 0.99719 | 2.97440 | 2.97440 |
| | LOSS PER SHARE (in reais) | | | | |

**(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)**

**FEDERAL PUBLIC SERVICE**
**CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION**
**QUARTERLY INFORMATION**                                       **March 31, 2008**          **Accounting Practices**
**COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY**                                             **Adopted in Brazil**

| 00403-0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |

**08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER**

## Production

The Presidente Vargas Steelworks produced 1.2 million tonnes of crude steel in the 1Q08, 6% lower than in the 1Q07 and 2.5% lower than in the previous quarter.

First-quarter rolled steel output totaled 1.2 million tonnes, very similar to the 1Q07 figure.

| Production (in thousand t) | 1Q07 | 4Q07 | 1Q08 | Change (%) 1Q08 x 1Q07 | Change (%) 1Q08 x 4Q07 |
|---|---|---|---|---|---|
| Crude Steel (P Vargas Mill) | 1,321 | 1,274 | 1,242 | -6.0% | -2.5% |
| Purchased Slabs from Third Parties | 24 | 0 | 0 | - | - |
| Total Crude Steel | 1,345 | 1,274 | 1,242 | -7.7% | -2.5% |
| Rolled Products * (UPV) | 1,171 | 1,298 | 1,169 | -0.2% | -10.0% |

\* Products delivered for sale, including shipments to CSN Paraná



Rolled Products Output- Presidente Vargas Mill (thousand t)

\* Includes shipment to CSN-PR
\*\* Includes shipment to GSD and CSN-PR.

## Production Costs (Parent Company)

CSN's total production cost was in the amount of R$ 1.14 billion in the 1Q08, **R$ 45 million (or 3.7%)** down year-on-year, mainly due to the following factors:

- **Raw materials**: There was a total reduction of R$ 87 million in this item, due to:

- **Third-party slabs:** In the 1Q08 there was no consumption of slabs acquired from third parties in the 1Q08, generating savings of R$ 23 million in relation to 1Q07 production costs;
- **Zinc:** There was a decline in costs of R$ 48 million in the 1Q08 in relation to the 1Q07, basically due to the reduction in the metal's price, in addition to the appreciation of the Real in the period;
- **Coal:** There was a reduction in costs of R$ 19 million in 1Q08 in relation to 1Q07, also principally due to the appreciation of the Real. The average cost was R$ 254/t.
  These costs were not affected by the 200% readjustment in prices imposed by Australian producers as from April/08, which raised the FOB price to US$ 300/t. In fact, the impact on production costs will only be felt as from July/08, since the Company has sufficient stocks for more than two months. In addition, CSN acquires coal from the US, whose readjustments in prices will take place in July 2008, affecting the costs as from the third quarter;

- **Coke:** the expenses in 1Q08 were R$ 10 million higher than in 1Q07, due to the increased consumption.

**(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)**

| | | |
|---|---|---|
| **FEDERAL PUBLIC SERVICE** | | **Accounting Practices** |
| **CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION** | | **Adopted in Brazil** |
| **QUARTERLY INFORMATION** | **March 31, 2008** | |
| **COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY** | | |

| **00403-0** | **COMPANHIA SIDERÚRGICA NACIONAL** | **33.042.730/0001-04** |
|---|---|---|

**08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER**

The average cost was R$ 461/t and there has been no impact as yet from the recent price hikes, since the Company has sufficient stocks for three months of production.

 **Other raw materials:** reduction of R$ 7 million;

- **Labor**: growth of R$ 17 million (19%), thanks to the 5% pay rise in May/07 and the 20% increase in the number of production  employees;

- **Depreciation**: there was an accrual of R$ 20 million due to the revaluation of the Company's assets in the 1H07;

- **Other:** other costs moved up by R$ 5 million.



PRODUCTION COSTS - PARENT COMPANY

# Sales

**Total Sales**

The volume of rolled steel sales totaled 1.4 million tonnes in the 1Q08, 17% higher than in the 1Q07 and in line with the volume sold in the 4Q07.

**Domestic Market**

In the 1Q08, the domestic sales volume was 1.1 million tonnes, 10% up on the 4Q07 and 55% higher than in the 1Q07. National sales have been moving up substantially since the beginning of 2007, climbing from 60% of total volume in the 1Q07, to 80% in the 1Q08, due to CSN's strategy of prioritizing the domestic market, motivated by the more attractive prices in this market than in international ones, coupled with the healthy performance of Brazil's economy, which fueled demand for steel products.

In March/08, the volume of steel products sold by CSN in the domestic market, where the margins are historically higher, reached the record ratio of 84% of total sales, 93% of which only in the Parent Company CSN.



Sales Volume (Thousand t)

**Export Market**

On the other hand, the exported volume of steel products sold by CSN has been falling in recent months due to the increased routing of sales to the domestic market. In the 1Q08, they accounted for 20% of total sales, down from 40% in the 1Q07.

**(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)**

| | | |
|---|---|---|
| **FEDERAL PUBLIC SERVICE** | | **Accounting Practices** |
| **CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION** | | **Adopted in Brazil** |
| **QUARTERLY INFORMATION** | **March 31, 2008** | |
| **COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY** | | |

| | | |
|---|---|---|
| **00403-0** | **COMPANHIA SIDERÚRGICA NACIONAL** | **33.042.730/0001-04** |

**08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER**

### Market Share and Product Mix

The Company's market share in the domestic flat steel market (hot-rolled, cold-rolled, galvanized and tin mill products) has been expanding steadily, having reached 38% in the 1Q08, led by tin plate, galvanized, hot-rolled and cold-rolled, in which segments CSN recorded the respective market shares of 99%, 49%, 34% and 26% of these product lines, representing growth of 1%, 4%, 3% and 6%, respectively, in comparison with the 4Q07.

In the 4Q07, CSN had a 47% share of the construction market, 42% of the distribution market, 36% of the home appliance/OEM market, 21% of the automotive market and a massive consolidated 99% share of the steel packaging market.

Coated products accounted for 47% of the sales volume in the 1Q08.

## Prices

In the domestic market, average domestic net revenue per tonne in the 1Q08 remained in line with the previous quarter, at above US$ 1,000 per tonne.

In March/08, the Company raised the price of certain products, as follows: hot-rolled, 13.5%; cold-rolled, 8.5%; galvanized, 3.5% and tin plate, 6%. In addition, further increases have been announced for May/08, namely: hot-rolled, 15%; cold-rolled, 11%; galvanized, 6.5% and tin plate, 6%. The impact on the Company's revenue will be felt as from the 2Q08.

Despite the appreciation of the Real against the dollar, average export prices in Reais moved up 14%, when compared to 4Q07 due to the international price recovery and the improved product mix.

Despite the hefty readjustments in prices in the 1Q08, there is still room for further increases in months ahead. **Steel Business Briefing**'s Global Market Outlook report contains a survey conducted with global steel market players last February in which 82% of interviewees expected prices to move up in the second quarter.

## Mining

✓ **PRODUCTION**

The Casa de Pedra mine produced 4.1 million tonnes in the 1Q08.

Nacional Minérios (NAMISA) produced the overall amount of 1.2 million tonnes in the 1Q08, while its iron ore purchases from third parties totaled **1.0** million tones in the same period.

The Presidente Vargas Steelworks absorbed 1.8 million iron ore tonnes.

✓ **SALES**

Consolidated iron ore sales totaled 3.6 million tonnes in the 1Q08.

**Exports** reached **2.8 million tonnes shipped, accounting for 77% of the total sales of the period.** The domestic market accounted for 0.8 million tonnes, or 23% of the total.

It is worth noting that the rotary railcar dumper entered the pre-operational phase this quarter. This equipment will raise the Porto de Itaguaí's iron-ore handling and loading capacity to 30 million tpa.

✓ **INVENTORIES**

The Company closed the first quarter with iron ore inventories of approximately **12 million tonnes.**

**FEDERAL PUBLIC SERVICE**
**CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION**
**QUARTERLY INFORMATION**
**COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY**

**March 31, 2008**

**Accounting Practices**
**Adopted in Brazil**

| 00403-0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |
|---|---|---|

**08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER**

## Net Revenue

Net revenue totaled R$ 3.0 billion in the 1Q08, a new record for the Company, 22% higher than in 1Q07 and slightly higher than in the 4Q07, due to the massive concentration of sales in the domestic market, as aforementioned in this report.



**Net Revenue (R$ MM)**

| Net Revenue (1Q08) | STEEL | | | MINING * | | | OTHER | TOTAL |
|---|---|---|---|---|---|---|---|---|
| | Domestic | Exports | Total | Domestic | Exports | Total | | |
| Volume (thousand tonnes) | 1,115 | 277 | 1,393 | 853 | 2,780 | 3,632 | - | - |
| Net Revenue (R$ MM) | 2,069 | 443 | 2,512 | 46 | 208 | 254 | 264 | 3,030 |

\* Date related to iron ore.

## Operating Revenue and Expenses

Operating expenses amounted to R$ 320 million in the 1Q08, a R$ 6 million negative variation in relation to the previous quarter, mainly due to the increase in selling expenses in an amount higher than R$ 31 million, on account of greater domestic market sales efforts. This was partially offset by the reduction in the amount of G&A and other operating expenses in the amount of R$ 25 million.

In comparison with the 1Q07, these expenses had a negative variation of R$ 159 million, due to the non-recurring accounting impact of CSN's participation in the Corus acquisition auction in the 1Q07.

## EBITDA

**The 1Q08 EBITDA totaled R$ 1.3 billion, 26% higher in comparison with 1Q07 mainly due to greater revenues earned.** . In quarter-over-quarter terms, EBITDA edged up by 1%.

**Once again the EBITDA margin exceeded 40%, reaching 42%**, 1.5 p.p. above the 1Q07 and 0.3 p.p. up on the 4Q07.



EBITDA (R$ MM) and EBITDA Margin (%)



EBITDA (R$ MM) and EBITDA Margin (%)

**(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)**

**FEDERAL PUBLIC SERVICE**
**CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION**                    **Accounting Practices**
**QUARTERLY INFORMATION**                          **March 31, 2008**       **Adopted in Brazil**
**COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY**

| 00403-0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |
|---|---|---|

**08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER**


\* EBITDA adjusted for the effects
of earnings losses.


## Financial Result and Indebtedness

The 1Q08 net financial result was positive by R$ 121 million, a R$ 306 million improvement on the 4Q07 results.

The main factors responsible for this improvement in the 1Q08 in comparison with the 4Q07 were the following:

▪ The non-recurrent addition of R$ 391 million to provisions for IPI premium credits on exports in the 4Q07;
▪ A R$ 54 million reduction in gains from financial investments in the 1Q08;



Indebtedness (R$ MM) and Net Debt / EBITDA* Ratio

▪ The R$ 44 million negative effect of the lower appreciation of the Real in the 1Q08 versus the 4Q07.

Net debt closed the first quarter at R$ 4.78 billion, virtually at the same level of the amount recorded at the end of 2007 (R$ 4.80 billion). The net debt/EBITDA ratio, based on EBITDA in the last 12 months, continued to fall, declining from 0.99x at the end of 2007 to 0.93x as of March 31, 2008.

## Non-operating Revenue / Expenses

The Company presented a net non-operating expense of **R$ 1 million in the 1Q08**, versus a net expense of R$28 million in the 4Q07, mainly due to fixed asset write-offs in the latter quarter.

## Income Taxes

Income and social contribution taxes totaled R$ 198 million in the 1Q08, principally due to the increase in the taxable income over the 4Q07.

## Net Income

CSN presented a 1Q08 net income of R$ 767 million, 51% up on the previous quarter, basically due to non-recurring addition of R$ 391 million in that period to provisions for IPI premium credits on exports.

## Investments

**First-quarter investments totaled R$ 374 million**, R$ 222 million of which went to the parent company and R$ 152 million to the subsidiaries, mostly to the following projects and companies:

*CSN:*

▪ Expansion of the Casa de Pedra mine: R$ 87 million;
▪ Maintenance and repairs: R$ 43 million;
▪ Expansion of the Porto de Itaguaí: R$ 9 million;

**FEDERAL PUBLIC SERVICE**
**CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION**
**QUARTERLY INFORMATION**
**COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY**

**March 31, 2008**

**Accounting Practices**
**Adopted in Brazil**

| 00403-0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |
|---------|-------------------------------|--------------------|

**08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER**

*Subsidiaries:*

- MRS (transportation and logistics): R$ 57 million;
- CSN Cimentos: R$ 43 million;
- CFN: R$ 17 million;
- CSN Aços Longos: R$ 13 million;
- CFM: R$ 5 million.

The remainder went to other projects, mainly focusing on technological improvements for the Company and its subsidiaries.

## Working Capital

**As of March 31, 2008, working capital totaled R$ 1.2 billion**, 7% down on the end-of-2007 figure. The reduction was essentially due to the decrease in the asset balances, which include the R$ 247 million reduction in "Inventories" and the R$ 128 million drop in Advances to Suppliers. However, part of this impact was also offset by the R$ 336 million decrease in the liabilities balance, mainly related to "Accounts Payable to Suppliers" and "Taxes Payable", the latter being impacted by the booking of additional provisions for IPI premium credits in the 4Q07.

The average 1Q08 supplier payment period fell from 73 days to 54 days in March/08, while the average client receipt period dropped from 19 to 17 days in relation to 4Q07. At the end of December 2007, the average inventory turnover fell by 22 days, from 131 to 108.

R$ MM

| WORKING CAPITAL | Dec/2007 | Mar/2008 | Chg. 1Q08 x 4Q07 |
|-----------------|----------|----------|------------------|
| Assets | 3,710 | 3,285 | 425 |
| Cash Availabilities | 225 | 176 | 49 |
| Accounts Receivable | 744 | 743 | 1 |
| - Domestic Market | 813 | 837 | (24) |
| - Export Market | 47 | 40 | 7 |
| - Allowance for Doubtful Accounts | (116) | (134) | 18 |
| Inventory | 2,420 | 2,173 | 247 |
| Advances to Suppliers | 321 | 193 | 128 |
| Liabilities | 2,401 | 2,065 | 336 |
| Accounts Payable to Suppliers | 1,347 | 1,083 | 264 |
| Salaries and Social Contribution | 110 | 105 | 5 |
| Taxes Payable | 944 | 765 | 179 |
| Advances from Clients | 0 | 112 | (112) |
| Working Capital | 1,309 | 1,220 | 89 |

| TURN OVER RATIO Average term | Dec/2007 | Mar/2008 | Chg. 1Q08 x 4Q07 |
|------------------------------|----------|----------|------------------|
| Receipt | 19 | 17 | 2 |
| Payment | 73 | 54 | 19 |
| Inventories | 131 | 108 | 22 |

## Capital Market

### Share Performance

Despite the drops of 5% in the IBOVESPA and of 8% in the Dow Jones in the 1Q08, CSN's shares recorded a positive performance on both BOVESPA and NYSE, appreciating by 19% and 21%, respectively.

**(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)**

**FEDERAL PUBLIC SERVICE**
**CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION**
**QUARTERLY INFORMATION**                                    **March 31, 2008**
**COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY**

**Accounting Practices**
**Adopted in Brazil**

| **00403-0** | **COMPANHIA SIDERÚRGICA NACIONAL** | **33.042.730/0001-04** |

**08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER**

The average daily traded volume also moved up both in BOVESPA and NYSE. The Brazilian stock exchange enjoyed a growth of16%, from approximately R$ 132 million at the end of 2007 to R$ 154 million in the 1Q08. In NYSE, the volume climbed by an even more impressive 62%, from US$ 90 million to US$ 146 million.

| Capital Markets - CSNA3 / SID / IBOVESPA / DOW JONES | | | |
|---|---|---|---|
| | 1Q07 * | 4Q07 * | 1Q08 |
| no. of shares | 804,203,838 | 804,203,838 | 804,203,838 |
| **Market Value** | | | |
| Closing price (R$/share) | 28.16 | 52.53 | 62.56 |
| Closing price (US$/ADR) | 14.28 | 29.86 | 35.99 |
| Market Value (R$ million) | 21,666 | 40,423 | 48,138 |
| Market Value (US$ million) | 10,988 | 22,976 | 27,693 |
| **Profitability** (total return to shareholder) | | | |
| CSNA3 | 38% | 25% | 19% |
| SID | 43% | 27% | 21% |
| Ibovespa | 3% | 6% | -5% |
| Dow Jones | -1% | -4% | -8% |
| **Volume** | | | |
| Daily average  (no. of shares) | 979,193 | 952,785 | 2,629,207 |
| Daily average (R$ thousand) | 72,710 | 132,254 | 154,310 |
| Daily average (no. of ADRs) | 1,073,605 | 1,151,640 | 4,331,746 |
| Daily average (US$ thousand) | 38,595 | 89,943 | 145,989 |

*Source: Economática and Bloomberg*

*\* Prices and number of shares for the 1Q07 and 4Q07 were adjusted in order to reflect*
*the effect of the split.*

**Stock Split and Shareholder Payout**
The EGM of January 22, 2008 approved a 3:1 stock split, i.e., each share representing the Company's capital stock started being represented by three shares. Consequently, as from that date, the Company's capital has totaled R$1,680,947,363.71, divided into 804,203,838 common shares. The ratio of one CSN share for one ADR (American Depositary Receipt) was maintained.

The AGM of April 18, 2008 approved the payment of R$ 2,115 million to shareholders as dividends and interest on own capital. Of this total, R$ 800 million was paid as an advance on January 8, 2008 (R$ 665 million in dividends and R$ 135 million in interest on own capital) and the remaining R$ 1,315 million (R$ 1,244 million in dividends and R$ 71 million in interest on equity was paid on May 5, 2008.



CSN shares' performance versus Ibovespa index

| | | |
|---|---|---|
| **FEDERAL PUBLIC SERVICE** | | **Accounting Practices** |
| **CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION** | | |
| **QUARTERLY INFORMATION** | **March 31, 2008** | **Adopted in Brazil** |
| **COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY** | | |

| **00403-0** | **COMPANHIA SIDERÚRGICA NACIONAL** | **33.042.730/0001-04** |
|---|---|---|

**08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER**

### Company Performance

In 2008 until one day before Standard & Poor's raised Brazil's risk rating to investment grade, which triggered a huge stock-market surge, CSN's shares had appreciated by 36%, one of the highest levels among those stocks that comprise the IBOVESPA index. As a result of this significant profitability, the Company's market capitalization reached US$ 35 billion in April, 2008 the 5[th] highest among the world's steel producers.

| Ranking | Company | Mkt Cap(US$ bi) |
|---|---|---|
| 1st | Arcelor Mittal | 134.4 |
| 2nd | Posco | 44.2 |
| 3rd | Nippon Steel | 39.4 |
| 4th | Evraz | 36.4 |
| **5th** | CSN | 35.8 |
| 6th | Baoshan Iron/Steel | 34.6 |
| 7th | JFE Holdings | 33.7 |
| 8th | Thyssenkrupp | 33.7 |
| 9th | Gerdau | 30.1 |
| 10th | Usiminas | 25.5 |

*Source: Bloomberg - May 06th, 2008*

**01.01 - IDENTIFICATION**

| 1 - CVM CODE | 2 - COMPANY NAME | 3 - CNPJ (Corporate Taxpayer's ID) |
|---|---|---|
| 00403-0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |

**09.01 - EQUITY IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES**

| 1 - ITEM | 2 - NAME OF SUBSIDIARY/AFFILIATED COMPANY | 3 - CNPJ (Corporate Taxpayer's ID) | 4 - CLASSIFICATION | 5 - PARTICIPATION IN CAPITAL OF INVESTEE - % | 6 – INVESTOR'S SHAREHOLDERS' EQUITY - % |
|---|---|---|---|---|---|
| 7 - TYPE OF COMPANY | | 8 - NUMBER OF SHARES HELD IN CURRENT QUARTER (in thousands) | | 9 - NUMBER OF SHARES HELD IN PREVIOUS QUARTER (in thousands) | |
| 01 | CSN OVERSEAS | 05.722.388/0001-58 | PRIVATE SUBSIDIARY | 100.00 | 11.30 |
| COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY | | 7,173 | | | 7,173 |
| 02 | CSN STEEL | 05.706.345/0001-89 | PRIVATE SUBSIDIARY | 100.00 | 17.60 |
| COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY | | 480,727 | | | 480,727 |
| 04 | CSN ENERGY | 06.202.987/0001-03 | PRIVATE SUBSIDIARY | 100.00 | 12.73 |
| COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY | | 3,675 | | | 3,675 |
| 06 | IND. NAC. DE AÇOS LAMINADOS – INAL | 02.737.015/0001-62 | PRIVATE SUBSIDIARY | 99.99 | 7.50 |
| COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY | | 421,366 | | | 421,366 |
| 07 | CSN CIMENTOS | 42.564.807/0001-05 | PRIVATE SUBSIDIARY | 99.99 | 0.00 |
| COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY | | 32,777 | | | 32,777 |
| 08 | CIA METALIC DO NORDESTE | 01.183.070/0001-95 | PRIVATE SUBSIDIARY | 99.99 | 1.85 |
| COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY | | 92,284 | | | 92,284 |
| 09 | INAL NORDESTE | 00.904.638/0001-57 | PRIVATE SUBSIDIARY | 99.99 | 0.64 |
| COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY | | 37,796 | | | 37.796 |

**FEDERAL PUBLIC SERVICE**
**CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION**
**QUARTERLY INFORMATION**                                    **March 31, 2008**                              **Accounting Practices Adopted in Brazil**
**COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY**

**01.01 - IDENTIFICATION**

| 1 - CVM CODE | 2 - COMPANY NAME | 3 - CNPJ (Corporate Taxpayer's ID) |
|---|---|---|
| 00403-0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |

**09.01 - EQUITY IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES**

| 1 - ITEM | 2 - NAME OF SUBSIDIARY/AFFILIATED COMPANY | 3 - CNPJ (Corporate Taxpayer's ID) | 4 - CLASSIFICATION | 5 - PARTICIPATION IN CAPITAL OF INVESTEE - % | 6 – INVESTOR'S SHAREHOLDERS' EQUITY - % |
|---|---|---|---|---|---|
| 7 - TYPE OF COMPANY | | 8 - NUMBER OF SHARES HELD IN CURRENT QUARTER (in thousands) | | 9 - NUMBER OF SHARES HELD IN PREVIOUS QUARTER (in thousands) | |
| 10 | CSN PANAMA | 05.923.777/0001-41 | PRIVATE SUBSIDIARY | 100.00 | 8.86 |
| COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY | | 4,240 | | | 4,240 |
| 11 | CSN ENERGIA | 03.537.249/0001-29 | PRIVATE SUBSIDIARY | 99.90 | 0.35 |
| COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY | | 1 | | | 1 |
| 13 | CSN I | 04.518.302/0001-07 | PRIVATE SUBSIDIARY | 99.99 | 7.70 |
| COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY | | 9,995,753 | | | 9,995,753 |
| 14 | GALVASUD | 02.618.456/0001-45 | PRIVATE SUBSIDIARY | 15.29 | 8.58 |
| COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY | | 1,804,435 | | | 1,804,435 |
| 16 | SEPETIBA TECON | 02.394.276/0001-27 | PRIVATE SUBSIDIARY | 99.99 | 1.99 |
| COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY | | 253,990 | | | 254,015 |
| 17 | COMPANHIA FERROVIÁRIA DO NORDESTE-CFN | 02.281.836/0001-37 | PUBLICLY-TRADED SUBSIDIARY | 46.88 | 0.00 |
| COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY | | 75,334 | | | 54,451 |
| 18 | ITÁ ENERGÉTICA | 01.355.994/0002-02 | PUBLICLY-TRADED SUBSIDIARY | 48.75 | 7.10 |
| COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY | | 253,607 | | | 253,607 |

**FEDERAL PUBLIC SERVICE**
**CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION**
**QUARTERLY INFORMATION**                          **March 31, 2008**                          **Accounting Practices Adopted in Brazil**
**COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY**

**01.01 - IDENTIFICATION**

| 1 - CVM CODE | 2 - COMPANY NAME | 3 - CNPJ (Corporate Taxpayer's ID) |
|---|---|---|
| 00403-0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |

**09.01 - EQUITY IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES**

| 1 - ITEM | 2 - NAME OF SUBSIDIARY/AFFILIATED COMPANY | 3 - CNPJ (Corporate Taxpayer's ID) | 4 - CLASSIFICATION | 5 - PARTICIPATION IN CAPITAL OF INVESTEE - % | 6 – INVESTOR'S SHAREHOLDERS' EQUITY - % |
|---|---|---|---|---|---|
| 7 - TYPE OF COMPANY | | 8 - NUMBER OF SHARES HELD IN CURRENT QUARTER (in thousands) | | 9 - NUMBER OF SHARES HELD IN PREVIOUS QUARTER (in thousands) | |
| 19 | MRS LOGÍSTICA | 01.417.222/0001-77 | PUBLICLY-TRADED SUBSIDIARY | 32.93 | 15.84 |
| COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY | | 111,962 | | | 111,962 |
| 27 | CSN EXPORT | 05.760.237/0001-94 | PRIVATE SUBSIDIARY | 100.00 | 1.39 |
| COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY | | 32 | | | 32 |
| 28 | CSN ISLANDS VII | 05.918.539/0001-48 | PRIVATE SUBSIDIARY | 100.00 | 0.01 |
| COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY | | 1 | | | 1 |
| 29 | CSN ISLANDS VIII | 06.042.103/0001-09 | PRIVATE SUBSIDIARY | 100.00 | 0.05 |
| COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY | | 1 | | | 1 |
| 30 | CSN ISLANDS IX | 07.064.261/0001-14 | PRIVATE SUBSIDIARY | 100.00 | 0.05 |
| COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY | | 1 | | | 1 |
| 31 | ERSA – ESTANHO DE RONDÔNIA | 00.684.808/0001-35 | PRIVATE SUBSIDIARY | 99.99 | 0.36 |
| COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY | | 34,233 | | | 34,233 |
| 32 | CSN ISLANDS X | .  .  /  - | PRIVATE SUBSIDIARY | 100.00 | 0.00 |
| COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY | | 1 | | | 1 |

**FEDERAL PUBLIC SERVICE**
**CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION**
**QUARTERLY INFORMATION**           **March 31, 2008**         **Accounting Practices Adopted in Brazil**
**COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY**

**01.01 - IDENTIFICATION**

| 1 - CVM CODE | 2 - COMPANY NAME | 3 - CNPJ (Corporate Taxpayer's ID) |
|---|---|---|
| 00403-0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |

**09.01 - EQUITY IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES**

| 1 - ITEM | 2 - NAME OF SUBSIDIARY/AFFILIATED COMPANY | 3 - CNPJ (Corporate Taxpayer's ID) | 4 - CLASSIFICATION | 5 - PARTICIPATION IN CAPITAL OF INVESTEE - % | 6 – INVESTOR'S SHAREHOLDERS' EQUITY - % |
|---|---|---|---|---|---|
| 7 - TYPE OF COMPANY | | 8 - NUMBER OF SHARES HELD IN CURRENT QUARTER (in thousands) | | 9 - NUMBER OF SHARES HELD IN PREVIOUS QUARTER (in thousands) | |
| 33 | NACIONAL MINÉRIOS | 08.446.702/0001-05 | PRIVATE SUBSIDIARY | 99.99 | 0.58 |
| COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY | | 29,997 | | | 29,997 |
| 34 | PELOTIZAÇÃO NACIONAL | 09.295.313/0001-99 | PRIVATE SUBSIDIARY | 99.99 | 0.01 |
| COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY' | | 1,000 | | | 1,000 |
| 35 | CONGONHAS MINÉRIOS | 08.902.291/0001-15 | PRIVATE SUBSIDIARY | 99.99 | 0.06 |
| COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY' | | 5,009 | | | 5,009 |
| 36 | MINAS PELOTIZAÇÃO | 09.295.323/0001-24 | PRIVATE SUBSIDIARY | 99.99 | 0.01 |
| COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY' | | 1,000 | | | 999 |
| 37 | ISLANDS XI | . . / - | PRIVATE SUBSIDIARY | 100.00 | 0.00 |
| COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY' | | 1 | | | 0 |
| 38 | CSN AÇOS LONGOS | . . / - | PRIVATE SUBSIDIARY | 99.99 | 0.00 |
| COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY' | | 5,024 | | | 0 |
| 39 | NACIONAL SIDERURGIA | . . / - | PRIVATE SUBSIDIARY | 99.99 | 0.01 |
| COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY' | | 9,999 | | | 0 |

**FEDERAL PUBLIC SERVICE**
**CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION**
**QUARTERLY INFORMATION**                                    **March 31, 2008**          **Accounting Practices**
**COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY**                                        **Adopted in Brazil**

**01.01 – IDENTIFICATION**

| 1 - CVM CODE<br>00403-0 | 2 - COMPANY NAME<br>COMPANHIA SIDERÚRGICA NACIONAL | 3 - CNPJ (Corporate Taxpayer's ID)<br>33.042.730/0001-04 |
|---|---|---|

**10.01 – CHARACTERISTICS OF PUBLIC OR PRIVATE ISSUANCE OF DEBENTURES**

| | |
|---|---|
| 1 – ITEM | 04 |
| 2 –ORDER No. | 3 |
| 3 –REGISTRY No. AT CVM | CVM/SRE/DEB/2003/023 |
| 4 – REGISTRATION DATE AT CVM | 12/19/2003 |
| 5 – ISSUED SERIES | 2A |
| 6 – TYPE OF ISSUE | COMMON |
| 7 – NATURE OF ISSUE | PUBLIC |
| 8 – DATE OF ISSUE | 12/1/2003 |
| 9 – EXPIRATION DATE | 12/1/2008 |
| 10 – TYPE OF DEBENTURE | WITHOUT PREFERENCE |
| 11 – CONDITION FOR CURRENT REMUNERATION | |
| 12 – PREMIUM/NEGATIVE GOODWILL | |
| 13 – NOMINAL VALUE (Reais) | 10,000.00 |
| 14 – AMOUNT ISSUED (Thousands of Reais) | 250,000 |
| 15 – NUMBER OF SECURITIES ISSUED (UNIT) | 25,000 |
| 16 – OUTSTANDING SECURITIES (UNIT) | 25,000 |
| 17 – TREASURY SECURITIES (UNIT) | 0 |
| 18 – CALLED AWAY SECURITIES (UNIT) | 0 |
| 19 – CONVERTED SECURITIES (UNIT) | 0 |
| 20 – SECURITIES TO BE DISTRIBUTED (UNIT) | 0 |
| 21 – DATE OF THE LAST RENEGOTIATION | |
| 22 – DATE OF NEXT EVENT | 12/1/2008 |

**FEDERAL PUBLIC SERVICE**
**CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION**
**QUARTERLY INFORMATION**        **March 31, 2008**        **Accounting Practices**
**COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY**        **Adopted in Brazil**

**01.01 – IDENTIFICATION**

| 1 - CVM CODE<br>00403-0 | 2 - COMPANY NAME<br>COMPANHIA SIDERÚRGICA NACIONAL | 3 - CNPJ (Corporate Taxpayer's ID)<br>33.042.730/0001-04 |
|---|---|---|

**10.01 – CHARACTERISTICS OF PUBLIC OR PRIVATE ISSUANCE OF DEBENTURES**

| | |
|---|---|
| 1 – ITEM | 05 |
| 2 – ORDER no. | 4 |
| 3 –REGISTRY No. AT CVM | CVM/SRE/DEB/2006/011 |
| 4 – REGISTRATION DATE AT CVM | 4/28/2006 |
| 5 – ISSUED SERIES | UN |
| 6 – TYPE OF ISSUE | COMMON |
| 7 – NATURE OF ISSUE | PUBLIC |
| 8 – DATE OF ISSUE | 2/1/2006 |
| 9 – EXPIRATION DATE | 2/1/2012 |
| 10 – TYPE OF DEBENTURE | WITHOUT PREFERENCE |
| 11 – CONDITION FOR CURRENT REMUNERATION | |
| 12 – PREMIUM/NEGATIVE GOODWILL | |
| 13 – NOMINAL VALUE (Reais) | 10,000.00 |
| 14 – AMOUNT ISSUED (Thousands of Reais) | 600,000 |
| 15 – NUMBER OF SECURITIES ISSUED (UNIT) | 60,000 |
| 16 – OUTSTANDING SECURITIES (UNIT) | 60,000 |
| 17 – TREASURY SECURITIES (UNIT) | 0 |
| 18 – CALLED AWAY SECURITIES (UNIT) | 0 |
| 19 – CONVERTED SECURITIES (UNIT) | 0 |
| 20 – SECURITIES TO BE DISTRIBUTED (UNIT) | 0 |
| 21 – DATE OF THE LAST RENEGOTIATION | |
| 22 – DATE OF NEXT EVENT | 8/1/2008 |

**FEDERAL PUBLIC SERVICE**
**CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION**
**QUARTERLY INFORMATION**                                      **March 31, 2008**
**COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY**

**Accounting Practices**
**Adopted in Brazil**

| 00403-0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |
|---|---|---|

**15.01 – INVESTMENT PROJECTS**

Amongst the Company's major investments, we emphasize the expansion of the production capacity of the Casa de Pedra mine and Itaguaí port, where the Company invested the amount of R$503,338 and R$462,854, respectively, up to March 31, 2008.

For further information, see the Management Report.

**FEDERAL PUBLIC SERVICE**
**CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION**
**QUARTERLY INFORMATION**           **March 31, 2008**           **Accounting Practices**
**COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY**           **Adopted in Brazil**

| 00403-0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |
|---|---|---|

**16.01 - OTHER INFORMATION CONSIDERED MATERIAL BY THE COMPANY**

Companhia Siderúrgica Nacional
Statements of Cash Flows
For the periods ended on March 31, 2008 and 2007
(In thousands of reais)

| | Consolidated | | Parent Company | |
|---|---|---|---|---|
| | 3/31/2008 | 3/31/2007 | 3/31/2008 | 3/31/2007 |
| **Cash flow from operating activities** | | | | |
| **Net income for the period** | 767,304 | 762,903 | 771,098 | 753,488 |
| **Adjustments to reconcile the net income for the period with the resources from operating activities:** | | | | |
| - Net monetary and exchange variations | (69,021) | (241,389) | 169,579 | (253,506) |
| - Provision for loan and financing charges | 161,996 | 209,951 | 143,750 | 161,865 |
| - Depreciation, depletion and amortization | 325,241 | 245,957 | 278,449 | 198,415 |
| - Write-offs of property, plant and equipment | 8,780 | 654,817 | 1,356 | 1,024 |
| Equity in accounting and amortization of goodwill and negative goodwill | 58,050 | 27,750 | (443,919) | (487,695) |
| Deferred income and social contribution taxes | 71,413 | (24,207) | 66,494 | 25,639 |
| Swap provision | (587,924) | (237,261) | (462,915) | (12,123) |
| Actuarial liability provision | (35,663) | (966) | (35,663) | (966) |
| Provision for contingencies | 29,724 | (11,297) | 25,897 | (6,573) |
| - Other provisions | 39,306 | 34,759 | 36,847 | 32,238 |
| | 769,206 | 1,421,017 | 550,973 | 411,806 |
| **(Increase) decrease in assets:** | | | | |
| - Accounts receivable | (15,780) | (803,288) | (12,818) | (129,564) |
| - Inventories | 237,790 | (32,360) | 224,975 | (43,019) |
| - Receivable from subsidiaries | | | (68,248) | 10,858 |
| - Recoverable taxes | 29,569 | (22,760) | 13,654 | (9,967) |
| - Other | 105,274 | 38,347 | 113,092 | (26,125) |
| | 356,853 | (820,061) | 270,655 | (197,817) |
| **Increase (decrease) in liabilities** | | | | |
| - Accounts Payable to Suppliers | (263,368) | (119,583) | (171,117) | (123,559) |
| - Salaries and payroll charges | (5,239) | 52,891 | (5,271) | 56,265 |
| - Taxes | (202,225) | 51,381 | (164,268) | 62,697 |
| - Accounts payable - Subsidiaries | | | (6,204) | (14,753) |
| - Contingent Liabilities | 70,859 | 127,234 | 72,120 | 117,602 |
| - Charges paid on loans and financings | (199,436) | (233,493) | (145,017) | (176,009) |
| - Others | 45,953 | (80,989) | 48,689 | (60,444) |
| | (553,456) | (202,559) | (371,068) | (138,201) |
| **Net cash provided by operating activities** | 572,603 | 398,397 | 450,560 | 75,788 |
| **Cash Flows from investing activities** | | | | |
| - Judicial Deposits | (38,077) | (25,368) | (36,932) | (24,962) |
| - Investments | | (1) | | (22,001) |
| - Property, plant and equipment | (357,628) | (233,035) | (205,904) | (135,139) |
| - Deferred charges | (16,509) | (1,300) | (16,470) | (1,149) |
| **Net resources used on investing activities** | (412,214) | (259,704) | (259,306) | (183,251) |
| **Cash Flow from financing activities** | | | | |
| **Financial Funding** | | | | |
| - Loans and Financing | 217,372 | 2,170,629 | 404,341 | 2,069,366 |
| | 217,372 | 2,170,629 | 404,341 | 2,069,366 |
| **Payments** | | | | |
| - Financial Institutions - principal | (253,712) | (1,916,033) | (148,181) | (1,487,323) |
| - Dividends and interest on shareholders' equity | (800,840) | (799) | (800,840) | (799) |
| - Treasury shares | | (66,709) | | (66,709) |
| | (1,054,552) | (1,983,541) | (949,021) | (1,554,831) |
| **Net cash raised (used) in financing activities** | (837,180) | 187,088 | (544,680) | 514,535 |
| **Increase (decrease) in cash and marketable securities** | (676,791) | 325,781 | (353,426) | 407,072 |
| Cash and marketable securities, beginning of period | 2,367,353 | 2,132,722 | 745,115 | 588,863 |
| **Cash and marketable securities (except for derivatives), end of period** | 1,690,562 | 2,458,503 | 391,689 | 995,935 |

| 00403-0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |
|---|---|---|

**17.01 – SPECIAL REVIEW REPORT – QUALIFIED OPINION**

### Independent Accountant's Review Report

(A translation of the original report in Portuguese as published in Brazil containing financial statements prepared in accordance with accounting practices adopted in Brazil and rules from the Brazilian Securities Commission - CVM)

To
The Board of Directors
Companhia Siderúrgica Nacional
Rio de Janeiro - RJ

**1.** We have reviewed the Quarterly Financial Information of Companhia Siderúrgica Nacional (the Company) and the consolidated Quarterly Financial Information of the Company and its subsidiaries for the quarter ended March 31, 2008, comprising the balance sheets, the statements of income, of cash flows and of added value, the management report and notes, which are the responsibility of its management.

**2.** Except for the matter described in the paragraph 3, our review was conducted in accordance with the specific rules set forth by the IBRACON - The Brazilian Institute of Independent Auditors, in conjunction with the CFC - Federal Accounting Council, and consisted mainly of the following: (a) inquiries and discussions with the persons responsible for the Accounting, Finance and Operational areas of the company and its subsidiaries as to the main criteria adopted in the preparation of the Quarterly Financial Information; and        (b) reviewing information and subsequent events that have or may have relevant effects on the financial position and operations of the Company and its subsidiaries.

**3.** The Brazilian Securities Commission (CVM), through Instruction nº 469 of May 2, 2008, in its article 8, determined that the elements comprising the assets and liabilities deriving from long-term operations were adjusted at present value based on discount rates which reflect the best current market valuations with respect to the value of money in time and particular risks of the asset or liability. However, as mentioned in Note 3h, the Company's management is in the process of analyzing and evaluating the possible impacts of such adjustments at present value, in accordance with this instruction. Thus, we were unable to obtain reasonable assurance with respect to the measurement of these adjustments in this quarterly financial information.

**4.** Based on our review, except for the possible effects, if any, related to the matter described in paragraph 3, we are not aware of any material modifications that should be made to the Quarterly Financial Information referred to in the first paragraph for it to be in accordance with the rules issued by the Brazilian Securities Commission, applicable to the preparation of the Quarterly Financial Information, including CVM Instruction nº 469/08.

**FEDERAL PUBLIC SERVICE**
**CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION**
**QUARTERLY INFORMATION**                                      **March 31, 2008**          **Accounting Practices**
**COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY**                                          **Adopted in Brazil**

| 00403-0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |
|---------|-------------------------------|--------------------|

**17.01 – SPECIAL REVIEW REPORT – QUALIFIED OPINION**

**5.** As mentioned in note 3h, on December 28, 2007 Law nº 11.638 was enacted, and effective from January 1, 2008. This Law modified, amended and introduced new rules to the existing Corporate Law (Law nº 6.404/76) and resulted in changes to certain accounting practices currently adopted in Brazil. Despite the fact that the new Law is already in force, the changes required depend on the issuance of further normatization by local regulators, in order for them to be fully adopted by the companies. Therefore, in this transition phase, CVM, through Instruction CVM nº 469/08, allowed the non-application all rules described within Law nº 11.638/07 in the preparation of Quarterly Financial Information. As a consequence, the accounting information included in the Quarterly Financial Information of the Company and its subsidiaries for the quarter ended March 31, 2008, were prepared in accordance with the specific rules set forth by the CVM and does not contemplate all the changes to the accounting practices introduced by Law nº 11.638/07.

May 6, 2008


KPMG Auditores Independentes
CRC 2SP014428/O-6-F-RJ


Anselmo Neves Macedo                                    Carla Bellangero
Accountant CRC SP-160482/O-6 S-RJ        Accountant CRC SP-196751/O-4 S-RJ

**FEDERAL PUBLIC SERVICE**
**CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION**
**QUARTERLY INFORMATION**                    **March 31, 2008**                 Accounting Practices
**COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY**                          Adopted in Brazil

### 01.01 – IDENTIFICATION

| 1 - CVM CODE<br>00403-0 | 2 - COMPANY NAME<br>COMPANHIA SIDERÚRGICA NACIONAL | 3 - CNPJ (Corporate Taxpayer's ID)<br>33.042.730/0001-04 |
|---|---|---|

### TABLE OF CONTENTS

| GROUP | TABLE | DESCRIPTION | PAGE |
|---|---|---|---|
| 01 | 01 | IDENTIFICATION | 1 |
| 01 | 02 | HEAD OFFICE | 1 |
| 01 | 03 | INVESTOR RELATIONS OFFICER (Company Mailing Address) | 1 |
| 01 | 04 | REFERENCE | 1 |
| 01 | 05 | CAPITAL STOCK | 2 |
| 01 | 06 | COMPANY PROFILE | 2 |
| 01 | 07 | COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS | 2 |
| 01 | 08 | CASH DIVIDENDS | 2 |
| 01 | 09 | SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR | 3 |
| 01 | 10 | INVESTOR RELATIONS OFFICER | 3 |
| 02 | 01 | BALANCE SHEET – ASSETS | 4 |
| 02 | 02 | BALANCE SHEET – LIABILITIES | 6 |
| 03 | 01 | STATEMENT OF INCOME | 8 |
| 04 | 01 | NOTES TO THE FINANCIAL STATEMENTS | 10 |
| 05 | 01 | COMMENTS ON THE COMPANY'S PERFORMANCE IN THE QUARTER | 49 |
| 06 | 01 | CONSOLIDATED BALANCE SHEET – ASSETS | 50 |
| 06 | 02 | CONSOLIDATED BALANCE SHEET – LIABILITIES | 52 |
| 07 | 01 | CONSOLIDATED STATEMENT OF INCOME | 54 |
| 08 | 01 | COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER | 56 |
| 09 | 01 | EQUITY IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES | 64 |
| 10 | 01 | CHARACTERISTICS OF PUBLIC OR PRIVATE ISSUANCE OF DEBENTURES | 68 |
| 15 | 01 | INVESTMENT PROJECTS | 70 |
| 16 | 01 | OTHER INFORMATION CONSIDERED MATERIAL BY THE COMPANY | 71 |
| 17 | 01 | SPECIAL REVIEW REPORT | 72 |
| | | CSN OVERSEAS | |
| | | CSN STEEL | |
| | | CSN ENERGY | |
| | | IND. NAC. DE AÇOS LAMINADOS – INAL | |
| | | CSN CIMENTOS | |
| | | CIA METALIC DO NORDESTE | |
| | | INAL NORDESTE | |
| | | CSN PANAMA | |
| | | CSN ENERGIA | |
| | | CSN I | |
| | | GALVASUD | |
| | | SEPETIBA TECON | |
| | | COMPANHIA FERROVIÁRIA DO NORDESTE-CFN | |
| | | ITÁ ENERGÉTICA | |
| | | MRS LOGÍSTICA | |
| | | CSN EXPORT | |
| | | CSN ISLANDS VII | |

**FEDERAL PUBLIC SERVICE**
**CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION**
**QUARTERLY INFORMATION**                                    **March 31, 2008**          **Accounting Practices**
**COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY**                                         **Adopted in Brazil**

| 00403-0 | COMPANHIA SIDERÚRGICA NACIONAL | 33.042.730/0001-04 |
|---|---|---|

**17.01 – SPECIAL REVIEW REPORT – QUALIFIED OPINION**

**01.01 – IDENTIFICATION**

| 1 - CVM CODE<br>00403-0 | 2 - COMPANY NAME<br>COMPANHIA SIDERÚRGICA NACIONAL | 3 - CNPJ (Corporate Taxpayer's ID)<br>33.042.730/0001-04 |
|---|---|---|

### TABLE OF CONTENTS

| GROUP | TABLE | DESCRIPTION | PAGE |
|---|---|---|---|
| | | CSN ISLANDS VIII | |
| | | CSN ISLANDS IX | |
| | | ERSA – ESTANHO DE RONDÔNIA | |
| | | CSN ISLANDS X | |
| | | NACIONAL MINÉRIOS | |
| | | PELOTIZAÇÃO NACIONAL | |
| | | CONGONHAS MINÉRIOS | |
| | | MINAS PELOTIZAÇÃO | |
| | | ISLANDS XI | |
| | | CSN AÇOS LONGOS | |
| | | NACIONAL SIDERURGIA | /73 |